

al Inc.



Innovation.
Productivity.
Performance.


LENNOX
INTERNATIONAL

major new innovative products for growth

reduced cost structure

transformational investments in the business

growth markets with significant pent-up demand

disciplined use of free cash flow

NYSE: **LII**

Lennox International Inc.

Through our subsidiaries, Lennox International Inc. (LII) is a leading provider of climate control solutions for the heating, air conditioning, and refrigeration markets around the world. We have built our business on a heritage of integrity and innovation dating back to 1895. Today we are focused on four core businesses: Residential Heating & Cooling, Commercial Heating & Cooling, Service Experts, and Refrigeration. Our employees are dedicated to providing innovative products, trusted brands, unsurpassed quality, and responsive service.



$3,662
$3,692
$3,441
$2,848
$3,096
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006 2007 2008 2009 2010

REVENUE [$ in millions]



$30.61
$41.42
$32.29
$39.04
$47.29
50
40
30
20
10
0
2006 2007 2008 2009 2010

SHARE PRICE



7.0%
7.5%
7.7%
5.8%
7.0%
8
7
6
5
4
3
2
1
0
2006 2007 2008 2009 2010

SEGMENT PROFIT MARGIN

FINANCIAL HIGHLIGHTS

	For the Years Ended December 31,				
(in millions, except per share data)	2010	2009	2008	2007	2006
STATEMENTS OF OPERATIONS DATA					
Net Sales	$3,096.4	$2,847.5	$3,441.1	$3,691.7	$3,662.1
Operational Income From Continuing Operations	190.4	109.2	218.6	264.9	222.7
Income From Continuing Operations	117.1	61.8	123.8	165.7	167.1
Net Income	116.2	51.1	122.8	169.0	166.0
Diluted Earnings Per Share From Continuing Operations	2.10	1.09	2.12	2.39	2.27
Dividends Per Share	0.60	0.56	0.56	0.53	0.46
OTHER DATA					
Capital Expenditures	$ 45.8	$ 58.8	$ 62.1	$ 70.2	$ 74.8
Research and Development Expenses	49.5	48.9	46.0	43.6	42.2
BALANCE SHEET DATA AT PERIOD END					
Total Assets	$1,692.0	$1,543.9	$1,659.5	$1,814.6	$1,719.8
Total Debt	319.0	231.5	420.4	207.9	109.2
Stockholders' Equity	589.7	604.4	458.6	808.5	804.4

To Our Stockholders


Todd M. Bluedorn


Richard L. Thompson

Delivering strong earnings and cash flow performance in 2010, Lennox International is firmly positioned for success in growth markets with significant pent-up demand. Without exception, our end markets returned to growth in 2010—and we expect growth to continue in 2011.

We're ready to take advantage. We introduced a host of major new products and made outstanding progress in enhancing our distribution and manufacturing. We have also aggressively reduced our cost structure and are well positioned for continued significant margin expansion. While continuing to make transformational investments in our business, we also are making strategic acquisitions in our core businesses, paying a competitive dividend, and repurchasing stock—including $144 million in 2010 and $700 million over the last four years.

Total company revenue for 2010 was $3.1 billion, up 9% from the prior year, including a positive 2 point impact from foreign exchange. Total segment profit margin was up 120 basis points to 7.0%. Diluted earnings per share from continuing operations on a GAAP basis was $2.10, up 93% from $1.09 in the prior year.

Cash generated from operations for the year was $186 million. The company invested $46 million in capital assets, resulting in free cash flow of $140 million. Total debt as of December 31, 2010 was $319 million. Total cash and cash equivalents were $160 million ending the year.

Driven by our employees and our values, we will make the most of market opportunities by continued focus on our strategic priorities:

Innovative product systems and solutions: We introduced a host of new products that won customer accolades and industry awards in 2010, including four Dealer Design awards from leading industry publication *ACHR News*—the most of any manufacturer. These products are also winning in the market with sales: 35% of our revenue in 2010 came from products introduced in the past three years, up 10 percentage points from two years ago.

Expanding on our innovative solutions in refrigeration, we signed an agreement with The Manitowoc Company, Inc. in December to acquire substantially all the assets of its Kysor/Warren business. The $145 million acquisition was closed in January 2011. Kysor/Warren is a leading manufacturer of refrigerated systems and display cases for North American supermarkets. Our refrigeration subsystems, combined with Kysor/Warren's systems and display cases, will provide complete solutions using the most advanced technologies to maximize energy efficiency.

Manufacturing and sourcing excellence: We continued ramping up our 300,000-plus sq. ft. Saltillo, Mexico facility in 2010 and are on track to achieve an annual $20 million in savings exiting 2011. Our global sourcing strategy continues to provide significant savings, with our spending outside North America increasing from 15% to 40% over the past few years. We saved approximately $30 million in 2010 on top of $20 million in savings in 2009. We expect to achieve an incremental $30 million of savings in 2011.

Distribution excellence: Major progress continued on doubling our physical distribution locations in North America through a new regional distribution network. Six of eight planned regional distribution centers are in place, with all eight expected by the end of 2011. Sixty-two PartsPlus™ storefronts were in place by the end of 2010, with a total of 100 planned by the end of 2011 and 133 by the end of 2012. We expect a $25 million pre-tax benefit from this initiative in 2013.

Geographic expansion: Our business outside North America improved from roughly breakeven in 2009 to a 4% operating margin in 2010. After realigning organizations and distribution, as well as restructuring our factories, we are confident this business is well positioned for growth and profitability.

Expense reduction: We have lowered our cost structure by $58 million over the last 4 years through restructuring actions around the world, and we expect additional savings in 2011. As markets continue to grow, we will benefit from leverage on our factory fixed cost, with room for significant growth in the coming years without adding factories. We will benefit from leverage on selling, general, and administrative expenses (SG&A) as we plan for these expenses to grow at half the rate of revenue growth on a long-term basis. And we are increasingly focused on other opportunities for productivity improvement with product platform cost reductions and enhanced freight and logistics operations.

After several challenging years for our industry, our end markets are expected to continue the growth they began in 2010. Thanks to our strong focus on reducing costs, making transformative investments, developing innovative products and enhancing our manufacturing and distribution, Lennox International is well positioned to take advantage of recovering markets and continue to build shareholder value.





Todd M. Bluedorn
Chief Executive Officer

Richard L. Thompson
Chairman of the Board

operates in 4 key businesses





RESIDENTIAL HEATING & COOLING

We offer a wide range of home heating and cooling equipment for both the residential replacement and new construction markets in the United States and Canada. Our product lines include air conditioners, furnaces, heat pumps, hearth products, and indoor air quality equipment that improve indoor comfort.

COMMERCIAL HEATING & COOLING

We provide indoor comfort solutions for low-rise office buildings, schools, restaurants, retail establishments, and other light commercial applications in the Americas and Europe. Products include packaged rooftop units, split systems, chillers, commercial controls, indoor air quality systems, and related equipment.


17%
Refrigeration
19%
Service
45%
Residential
19%
Commercial

2010 REVENUE[1]

(1) Excluding eliminations


22%
Refrigeration
6% Service
47%
Residential
25%
Commercial

2010 SEGMENT PROFIT[2]

(2) Excluding eliminations and unallocated corporate expense





SERVICE EXPERTS

We are the service company consumers trust for their heating, cooling, and indoor air quality needs. We operate dealer service centers in the United States and Canada that sell, install, maintain, and service heating and cooling equipment for residential and light commercial applications.

REFRIGERATION

We are a leading provider of commercial refrigeration systems in markets around the world. Our products are primarily used to preserve food and other perishables in supermarkets, convenience stores, restaurants, warehouses, and distribution centers, in addition to other applications such as data centers, pharmaceutical, and industrial process cooling.







$1,861
$1,670
$1,493
$1,293
$1,417
2,000
1,500
1,000
500
0
2006 2007 2008 2009 2010
REVENUE [$ in millions]
11.4%
10.4%
9.8%
8.6%
9.3%
12
10
8
6
4
2
0
2006 2007 2008 2009 2010
SEGMENT PROFIT MARGIN
20%
New
Construction
80%
Replacement
2010 BUSINESS MIX

RESIDENTIAL HEATING & COOLING

The residential market is expected to continue its recovery in 2011, and LII Residential is ready to capitalize on our investments in innovative products. We successfully introduced a host of exciting new products that are winning industry awards, growing sales in the marketplace, and minimizing the impact on our environment. Among other prestigious awards, Lennox received the 2011 ENERGY STAR® award for Excellence in Energy Efficient Product Design.

Harnessing solar power for heating, cooling, and other home energy needs, our SunSource® Home Energy System is only the beginning of a new era in sustainable home comfort. The most efficient Lennox air conditioners and heat pumps are now manufactured "solar ready."

Featuring a compact 33-inch design for use in a wide variety of applications, our new gas furnace platform is a winner with dealers and homeowners. Precise Comfort™ technology automatically adjusts heat and airflow in increments as small as 1% with an industry-leading 98.2% efficiency rating.

Tying the system together, the icomfort Touch® programmable thermostat uses an intuitive touchscreen interface to make installation and comfort adjustments quick and easy. Winner of an *ACHR News* Dealer Design Award in 2010, the simplicity of the icomfort Touch makes it easier for homeowners to customize their indoor environments and provide more energy-efficient comfort.

Continuing to support these new products through an enhanced distribution strategy, we are well on our way to completing a multi-year initiative to more than double our physical distribution locations across North America. Six of our eight planned regional distribution centers are in place, with all eight expected to be in operation by the end of 2011. Our PartsPlus wholesale store initiative grew to 62 stores by the end of 2010, with 100 expected by the end of 2011 and 133 stores planned to be in place by the end of 2012. We expect our new distribution network to increase our same-day/next-day service levels to 85%, drive improvements in logistics productivity and cost savings, and increase market share in an industry where physical distribution drives market gains.



72

Led by successful launches of our SunSource® Home Energy System, icomfort Touch® thermostat and compact gas furnace platform, our new products are winning industry awards and growing sales in the marketplace.

For more information on individual product claims, refer to Lennox advertisements or visit www.lennox.com.


LENNOX



$751
$875
$835
$595
$620
1,000
800
600
400
200
0
2006 2007 2008 2009 2010
REVENUE [$ in millions]
9.7%
11.5%
11.2%
8.3%
11.2%
12
10
8
6
4
2
0
2006 2007 2008 2009 2010
SEGMENT PROFIT MARGIN
30%
Europe
70%
North America
2010 GEOGRAPHIC REVENUE MIX

COMMERCIAL HEATING & COOLING

Led by successful launches of our Energence® and Landmark® rooftop products, enhanced factory productivity and successful execution of growth strategies in targeted vertical markets, 2010 was an outstanding year for our Commercial business.

Featuring our advanced Prodigy® controller to provide real-time diagnostics and the color-keyed SmartWire™ system to reduce installation and service time, our new Energence® 3- to 50-ton rooftop product line won industry awards and sales. It was selected as a Gold Product winner by *Consulting-Specifying Engineer* magazine, and won a Silver Award as part of the prestigious Dealer Design awards sponsored by *ACHR News*. We introduced the Energence product across North America through an exciting demonstration truck campaign, taking the product directly to customers so they could experience the unit's award-winning design first hand.

We also launched our competitive Landmark® rooftop line, focusing on the significant growth potential in the emergency replacement market. The Energence and Landmark products led the way in a successful redesign of 70% of our existing product line, launching on time and meeting cost and performance targets.

We continued to grow our National Accounts business and are providing the comfort systems for the majority of big box retail square footage in North America. Also focusing on growth in key vertical markets, our sales to governments and schools grew by 50% in 2010—and we are targeting significant additional growth in these markets for 2011. Thanks to streamlining our distribution and restructuring our factory footprint, our European business returned to growth and profitability in 2010 and is well-positioned for the future.





Featuring our advanced Prodigy® controller, our award-winning Energence® rooftop line exceeds industry efficiency minimums by up to 30 percent.

For more information on individual product claims, refer to Lennox advertisements or visit www.lennox.com.


972-424-430





$601
$624
$586
$535
$590
800
700
600
500
400
300
200
100
0
2006 2007 2008 2009 2010
REVENUE [$ in millions]
2.9%
3.9%
3.2%
3.1%
3.3%
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2006 2007 2008 2009 2010
SEGMENT PROFIT MARGIN
75%
Residential
2010 CUSTOMER MIX

SERVICE EXPERTS

Service Experts continues to drive success in the local markets we serve by effectively leveraging our national resources to increase efficiency and productivity.

Focusing on improving service technician efficiency and sales, we developed and implemented technician performance measurement systems, highlighting revenue productivity and efficiency metrics. Coupled with communications training and technical certification programs, the new measurement systems are serving to maximize individual technical and sales performance. We also continue to further enhance technician productivity, inventory control and cash flow by utilizing the latest mobile and handheld technologies.

Aiming to increase the efficiency and success rate for our initial customer contacts, we deployed an inbound interactive voice response (IVR) system to assist with calls before they reach our Customer Contact Center. The IVR reduced the cost per booked call by 7%, while handling 24% more call volume. The IVR also helped optimize our customers' experience by reducing call transfers and immediately directing them to the appropriate Service Experts department.

We continue our initiative for NATE (North American Technical Excellence) certification for our technicians, with 86% currently certified. NATE is the largest non-profit certification organization supported by our industry, letting homeowners know their equipment is being serviced by technicians who have thoroughly tested knowledge of HVAC service and installation.

Fuel costs are a significant part of our business, and we are making strides to dramatically improve fuel efficiency and environmental sustainability. In 2010, we began transitioning our service fleet to more fuel-efficient vehicles. We intend to transition at least 50% of our fleet to more fuel-efficient vehicles over the next five years.



We successfully implemented several systems and programs focused on enhancing the success rate of our initial customer contacts and the efficiency and sales of our service technicians.









$530
$608
$618
$513
$551
800
700
600
500
400
300
200
100
0
2006 2007 2008 2009 2010
REVENUE [$ in millions]
9.8%
10.1%
9.7%
9.5%
11.1%
12
10
8
6
4
2
0
2006 2007 2008 2009 2010
SEGMENT PROFIT MARGIN
20% Europe
35% Asia Pacific
40% North America
5% South America
2010 GEOGRAPHIC REVENUE MIX

REFRIGERATION

Our Refrigeration business continues to excel in providing sustainable innovative system solutions to our customers around the world. We have expanded the use of microchannel heat exchanger technology throughout our North American, European, Asian, and Australian businesses. Our innovative ½-6 horsepower air-cooled condensing unit solutions have been honored by various customers and influential industry publications, including a Silver Dealer Design award from *ACHR News*. We continue to expand this technology into new applications, including large remote condensers with reduced refrigerant of up to 70% and increased energy performance for supermarket refrigeration systems.

Another example of our global sustainable product development is the launch of CO2 systems in our North American, European, and Australian businesses, utilizing a natural refrigerant to help our supermarket customers reduce their global warming impact by more than 50%. We continue to work with our customers to develop the optimal life cycle climate performance of their refrigeration systems.

We continue to invest in operational excellence initiatives across our global operations focused on improving employee safety, as well as improving productivity and quality performance for our customers. As part of these initiatives, we further streamlined our manufacturing operations by closing our Parets, Spain, and Milperra, Australia operations, while continuing to make investments in our China business.

In December 2010, we signed an agreement to acquire substantially all the assets of Kysor/Warren, a leading manufacturer of refrigerated systems and display cases for North American supermarkets, and completed the transaction in January 2011. By combining Kysor/Warren's innovation and service with our industry-leading refrigeration subsystems, we can now provide a complete refrigeration solution using the most advanced technologies that maximize energy efficiency, environmental sustainability, and economic value to supermarket customers.



Through our acquisition of Kysor/Warren and launches of new products utilizing innovative microchannel and CO2 technologies, we can provide complete refrigeration solutions optimizing energy efficiency, environmental sustainability, and economic value.



For more information on individual product claims, refer to Heatcraft Worldwide Refrigeration advertisements or visit www.heatcraftrpd.com.

Board of Directors and Management Team

Board of Directors

Richard L. Thompson
Chairman of the Board
Lennox International Inc.

Todd M. Bluedorn
Chief Executive Officer
Lennox International Inc.

James J. Byrne
Chairman
Byrne Technology Partners, Ltd.
Committees: 3, 4

Janet K. Cooper
Former Senior Vice President and Treasurer
Qwest Communications International Inc.
Committees: 1, 4

C. L. (Jerry) Henry
Former Chairman, President and
Chief Executive Officer
Johns Manville Corporation
Committees: 1, 2

John E. Major
Chairman
Broadcom Corporation
Committees: 1, 3

John W. Norris, III
Chair
Environmental Funders Partnership
Committees: 2, 4

Paul W. Schmidt
Former Corporate Controller
General Motors Corporation
Committees: 1, 2

Terry D. Stinson
Chief Executive Officer
Stinson Consulting, LLC
Committees: 2, 3

Jeffrey D. Storey, M.D.
President
Cheyenne Women's Clinic
Committees: 3, 4

Gregory T. Swienton
Chairman and Chief Executive Officer
Ryder System, Inc.
Committees: 3, 4

Management Team

Todd M. Bluedorn
Chief Executive Officer

Robert W. Hau
Executive Vice President and Chief Financial Officer

Prakash Bedapudi
Executive Vice President and Chief Technology Officer

Harry J. Bizios
Executive Vice President, President and Chief Operating Officer
LII Commercial Heating & Cooling

Michael J. Blatz
Executive Vice President, President and Chief Operating Officer
Service Experts

James W. Borzi
Vice President, Operations

David W. Moon
Executive Vice President, President and Chief Operating Officer
Worldwide Refrigeration

Daniel M. Sessa
Executive Vice President and Chief Human Resources Officer

John D. Torres
Executive Vice President, Chief Legal Officer and Secretary

Douglas L. Young
Executive Vice President, President and Chief Operating Officer
LII Residential Heating & Cooling

Roy A. Rumbough, Jr.
Vice President, Controller, and Chief Accounting Officer

Committee Legend (**bold** indicates chairperson)

1: Audit
2: Board Governance
3: Compensation & Human Resources
4: Public Policy


LENNOX
INTERNATIONAL

2010

FORM
10-K

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-15149

LENNOX INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Delaware	**42-0991521**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2140 Lake Park Blvd.
Richardson, Texas 75080
(Address of principal executive offices, including zip code)

(Registrant's telephone number, including area code): **(972) 497-5000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2010, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $2,219,266,287 based on the closing price of the registrant's common stock on the New York Stock Exchange on such date. As of February 7, 2011, there were 53,720,904 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the registrant's 2011 Annual Meeting of Stockholders to be held on May 12, 2011 are incorporated by reference into Part III of this report.

LENNOX INTERNATIONAL INC.

FORM 10-K
For the Fiscal Year Ended December 31, 2010

INDEX

		Page
PART I		
ITEM 1.	Business	1
ITEM 1A.	Risk Factors	10
ITEM 1B.	Unresolved Staff Comments	14
ITEM 2.	Properties	15
ITEM 3.	Legal Proceedings	16
ITEM 4.	(Removed and Reserved)	16
PART II		
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
ITEM 6.	Selected Financial Data	19
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	37
ITEM 8.	Financial Statements and Supplementary Data	38
ITEM 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	105
ITEM 9A.	Controls and Procedures	105
ITEM 9B.	Other Information	105
PART III		
ITEM 10.	Directors, Executive Officers and Corporate Governance	105
ITEM 11.	Executive Compensation	105
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	106
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	106
ITEM 14.	Principal Accounting Fees and Services	106
PART IV		
ITEM 15.	Exhibits, Financial Statement Schedules	106
	SIGNATURES	107
	SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVE	109
	INDEX TO EXHIBITS	110

PART I

Item 1. *Business*

References in this Annual Report on Form 10-K to "we," "our," "us," "LII" or the "Company" refer to Lennox International Inc. and its subsidiaries, unless the context requires otherwise.

The Company

Through our subsidiaries, we are a leading global provider of climate control solutions. We design, manufacture and market a broad range of products for the heating, ventilation, air conditioning and refrigeration ("HVACR") markets. We have leveraged our expertise to become an industry leader known for innovation, quality and reliability. Our products and services are sold through multiple distribution channels under well-established brand names including "Lennox," "Armstrong Air," "Ducane," "Bohn," "Larkin," "Advanced Distributor Products," "Service Experts" and others.

Shown below are our four business segments, the key products and brand names within each segment and 2010 net sales by segment. Segment financial data for 2010, 2009 and 2008, including financial information about foreign and domestic operations, is included in Note 19 of the Notes to our Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by reference.

Segment	Products/Services	Brand Names	2010 Net Sales (In millions)
Residential Heating & Cooling	Furnaces, air conditioners, heat pumps, packaged heating and cooling systems, indoor air quality equipment, pre-fabricated fireplaces, freestanding stoves	Lennox, Armstrong Air, Ducane, Aire-Flo, AirEase, Concord, Magic-Pak, Advanced Distributor Products, Superior, Country Stoves, Security Chimneys	$1,417.4
Commercial Heating & Cooling	Unitary heating and air conditioning equipment, applied systems	Lennox, Allied Commercial	620.0
Service Experts	Sales, installation and service of residential and light commercial heating and cooling equipment	Service Experts, various individual service center names	590.3
Refrigeration	Condensing units, unit coolers, fluid coolers, air cooled condensers, air handlers, process chillers, compressorized racks	Heatcraft Worldwide Refrigeration, Bohn, Larkin, Climate Control, Chandler Refrigeration, Friga-Bohn, HK Refrigeration, Hyfra, Kirby, Frigus-Bohn	550.9
Eliminations			(82.2)
		Total	$3,096.4

We were founded in 1895 in Marshalltown, Iowa when Dave Lennox, the owner of a machine repair business for the railroads, successfully developed and patented a riveted steel coal-fired furnace, which was substantially more durable than the cast iron furnaces used at that time. Manufacturing these furnaces grew into a significant business and was diverting the Lennox Machine Shop from its core focus. As a result, in 1904, a group of investors headed by D.W. Norris bought the furnace business and named it the Lennox Furnace Company. We reincorporated as a Delaware corporation in 1991 and completed our initial public offering in 1999.

Products and Services

Residential Heating & Cooling

Heating & Cooling Products. We manufacture and market a broad range of furnaces, air conditioners, heat pumps, packaged heating and cooling systems, accessories to improve indoor air quality, replacement parts and related products for both the residential replacement and new construction markets in North America. These products are available in a variety of designs and efficiency levels and at a range of price points, and are intended to provide a complete line of home comfort systems. We believe that by maintaining a broad product line marketed under multiple brand names, we can address different market segments and penetrate multiple distribution channels. We are building a network of PartsPlus stores across the United States that provide an easy access solution for contractors and independent dealers to obtain universal service and replacement parts, supplies, convenience items, tools, Lennox equipment and OEM parts.

The "Lennox" and "Aire-Flo" brands are sold directly to a network of approximately 7,000 independent installing dealers, making us one of the largest wholesale distributors of residential heating and air conditioning products in North America. The "Armstrong Air," "Ducane," "AirEase," "Concord," "Magic-Pak" and "Advanced Distributor Products" brands are sold through independent distributors.

Our Advanced Distributor Products operation builds evaporator coils and air handlers under the "Advanced Distributor Products" brand, as well as the "Lennox," "Armstrong Air," "AirEase," "Concord" and "Ducane" brands. In addition to supplying us with components for our heating and cooling systems, Advanced Distributor Products also sells evaporator coils to our competitors for use in their heating and cooling products.

Hearth Products. Our hearth products include factory-built gas, wood-burning and electric fireplaces; free standing wood-burning, pellet and gas stoves; wood-burning, pellet and gas fireplace inserts; gas logs, venting products and accessories. Many of our fireplaces are built with a blower or fan option and are efficient heat sources as well as attractive amenities to the home. We currently market our hearth products under the "Lennox," "Superior," "Country Collection" and "Security Chimneys" brand names.

Commercial Heating & Cooling

North America. In North America, we manufacture and sell unitary heating and cooling equipment used in light commercial applications, such as low-rise office buildings, restaurants, retail centers, churches and schools. Our product offerings for these applications include rooftop units ranging from 2 to 50 tons of cooling capacity and split system/air handler combinations, which range from 1.5 to 20 tons of cooling capacity. These products are distributed primarily through commercial contractors and directly to national account customers. We believe the success of our products is attributable to their efficiency, design flexibility, total cost of ownership, low life-cycle cost, ease of service and advanced control technology.

Europe. In Europe, we manufacture and sell unitary products, which range from 2 to 70 tons of cooling capacity, and applied systems with up to 200 tons of cooling capacity. Our European products consist of small package units, rooftop units, chillers, air handlers and fan coils that serve medium-rise commercial buildings, shopping malls, other retail and entertainment buildings, institutional applications and other field-engineered applications. We manufacture heating and cooling products in several locations in Europe and market these products through both direct and indirect distribution channels in Europe, Russia, Turkey and the Middle East.

Service Experts

Approximately 100 company-owned Service Experts dealer service centers provide installation, preventive maintenance, emergency repair and replacement of heating and cooling systems directly to residential and light commercial customers throughout the U.S. and Canada. In connection with these services, we sell a wide range of our manufactured equipment, parts and supplies, and third-party branded products. We focus primarily on service and replacement opportunities, which we believe are more stable and profitable than new construction in our Service Experts segment. We also have a growing Lennox National Account Services business that focuses on providing service and preventive maintenance to commercial national account customers. We use a portfolio of management procedures and best practices, including standards of excellence for customer service, common information technology systems and financial controls, a national accounting center and an inventory management program designed to enhance the quality, effectiveness and profitability of operations.

Refrigeration

We manufacture and market equipment for the global commercial refrigeration market under the Heatcraft Worldwide Refrigeration name. We sell these products to distributors, installing contractors, engineering design firms, original equipment manufacturers and end-users.

North America. Our commercial refrigeration products for the North American market include condensing units, unit coolers, fluid coolers, air-cooled condensers, compressor racks and air handlers. These products are sold for refrigeration applications, primarily to preserve food and other perishables, and are used by supermarkets, convenience stores, restaurants, refrigerated warehouses and distribution centers. As part of the sale of commercial refrigeration products, we routinely provide application engineering for consulting engineers, contractors and others. We also sell products for non-food and various industry applications, such as telecommunications, dehumidification and medical applications. In January 2011 we completed a transaction with The Manitowoc Company, Inc. by which we acquired substantially all the assets of its Kysor/Warren business. Kysor/Warren is a leading manufacturer of refrigerated systems and display cases for supermarkets throughout North America. This acquisition provides us with a platform for additional business growth by extending the value chain for us directly to food retail and supermarket customers.

International. In international markets, we manufacture and market refrigeration products including condensing units, unit coolers, air-cooled condensers, fluid coolers, compressor racks and process chillers. We have manufacturing locations in Germany, France, Australia, New Zealand, Brazil and China. We also own a 50% common stock interest in a joint venture in Mexico that produces unit coolers, air-cooled condensers, condensing units and compressor racks of the same design and quality as those manufactured by our U.S. business. This joint venture product line is complemented with imports from the U.S., which are sold through the joint venture's distribution network. We also own an 8% common stock interest in a manufacturer in Thailand that produces compressors for use in our products and for other HVACR customers.

Business Strategy

Our business strategy is to sustain and expand our premium market position through organic growth and acquisitions while maintaining our focus on cost reductions to drive margin expansion and support growth in target business segments. This strategy is supported by five strategic priorities that are underlined by our values and our people. The five strategic priorities are:

Innovative Product and System Solutions

In all of our markets, we are continually building on our heritage of innovation by developing residential, commercial, and refrigeration products that give families and business owners more precise control over more aspects of their indoor environments, while significantly lowering their energy costs.

Manufacturing and Sourcing Excellence

We maintain our commitment to manufacturing and sourcing excellence by driving low-cost assembly through rationalization of our facilities and product lines, maximizing factory efficiencies, and leveraging our purchasing power and sourcing initiatives to expand the use of lower-cost components that meet our high-quality requirements.

Distribution Excellence

By investing resources in expanding our distribution network, we are making products available to our customers in a timely, cost-efficient manner. Additionally, we provide enhanced dealer support through the use of technology, training, advertising and merchandising.

Geographic Expansion

We are growing our international presence by continuing to extend our successful domestic business model and product knowledge into international markets.

Expense Reduction

Through our cost management initiatives, we are focused on areas to reduce operating, manufacturing, and administrative costs.

Marketing and Distribution

We utilize multiple channels of distribution and offer different brands at various price points in order to better penetrate the HVACR markets. Our products and services are sold through a combination of distributors, independent and company-owned dealer service centers, other installing contractors, wholesalers, manufacturers' representatives and original equipment manufacturers and to national accounts. Dedicated sales forces and manufacturers' representatives are deployed across our business segments and brands in a manner designed to maximize our ability to service a particular distribution channel. To optimize enterprise-wide effectiveness, we have active cross-functional and cross-organizational teams coordinating approaches to pricing, product design, distribution and national account customers.

An example of the competitive strength of our marketing and distribution strategy is in the North American residential heating and cooling market. We use three distinctly different distribution approaches in this market: the company-owned distribution system, the independent distribution system and sales made directly to end-users. We distribute our "Lennox" and "Aire-Flo" brands in a company-owned process directly to independent dealers that install these heating and cooling products and, in some cases, we sell "Lennox" commercial products directly to national account customers. We distribute our "Armstrong Air," "Ducane," "AirEase," "Concord," "Magic-Pak" and "Advanced Distributor Products" brands through the traditional independent distribution process pursuant to which we sell our products to distributors who, in turn, sell the products to installing contractors. In addition, we provide heating and cooling replacement products and services directly to consumers through company-owned Service Experts dealer service centers.

Over the years, the "Lennox" brand has become synonymous with "Dave Lennox," a highly recognizable advertising icon in the heating and cooling industry. We utilize the "Dave Lennox" image in mass media advertising, as well as in numerous locally produced dealer advertisements, open houses and trade events.

Manufacturing

We operate manufacturing facilities in the U.S. and international locations. We have embraced lean-manufacturing principles, a manufacturing philosophy that reduces waste in manufactured products by shortening the timeline between the customer order and delivery, accompanied by initiatives designed to achieve high product quality across our manufacturing operations. In our facilities most impacted by seasonal demand, we manufacture both heating and cooling products to balance seasonal production demands and maintain a relatively stable labor force. We are generally able to hire temporary employees to meet changes in demand.

Strategic Sourcing

We rely on various suppliers to furnish the raw materials and components used in the manufacturing of our products. To maximize our buying effectiveness in the marketplace, our central strategic sourcing group consolidates required purchases of materials, components and indirect items across business segments. The goal of the strategic sourcing group is to develop global strategies for a given component group, concentrate purchases with three to five suppliers and develop long-term relationships with these vendors. By developing these strategies and relationships, we leverage our material needs to reduce costs and improve financial and operating performance. Compressors, motors and controls constitute our most significant component purchases, while steel, copper and aluminum account for the bulk of our raw material purchases. We own equity interests in joint ventures that manufacture compressors. These joint ventures provide us with compressors for our residential, commercial and refrigeration businesses.

Our centrally led supplier development group works with selected suppliers to reduce their costs and improve their quality and delivery performance. We seek to accomplish this by employing the same business excellence tools utilized by our business segments to drive improvements in the area of lean manufacturing and six sigma, a disciplined, data-driven approach and methodology for improving quality.

Research and Development and Technology

An important part of our growth strategy is continued investment in research and product development to both develop new products and make improvements to existing product lines. As a result, we spent an aggregate of $49.5 million, $48.9 million and $46.0 million on research and development during 2010, 2009 and 2008, respectively. We operate a global engineering and technology organization that focuses on new technology invention, product development, and process improvements.

Intellectual property and innovative designs are leveraged across our businesses. We leverage product development cycle time improvement and product data management systems to commercialize new products to market more rapidly. We use advanced, commercially available computer-aided design, computer-aided manufacturing, computational fluid dynamics and other sophisticated design tools to streamline the design and manufacturing processes. We use complex computer simulations and analyses in the conceptual design phase before functional prototypes are created.

We also operate a full line of prototype machine equipment and advanced laboratories certified by applicable industry associations.

Seasonal Nature of Business

Our sales and related segment profit tend to be seasonally higher in the second and third quarters of the year because summer is the peak season for sales of air conditioning equipment and services in the U.S. and Canada.

Our markets are driven by seasonal weather patterns. HVAC products and services are sold year round, but the volume and mix of product sales and service change significantly by season. The industry ships roughly twice as many units during June as it does in December. Overall, cooling equipment represents a substantial portion of the annual HVAC market. In between the heating season (roughly November through February) and cooling season (roughly May through August) are periods commonly referred to as shoulder seasons when the distribution channel transitions its buying patterns from one season to the next. These seasonal fluctuations in mix and volume drive our sales and related segment profit, resulting in somewhat higher sales in the second and third quarters due to the larger cooling season relative to the heating season.

Patents and Trademarks

We hold numerous patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own or license several trademarks and service marks we consider important in the marketing of our products and services, including LENNOX®, ARMSTRONG AIR®, DUCANE™, ALLIED COMMERCIAL™, AIRE-FLO®, CONCORD®, ADP ADVANCED DISTRIBUTOR PRODUCTS®, MAGIC-PAK®, HUMIDITROL™, PRODIGY®, HEATCRAFT® WORLDWIDE REFRIGERATION, BOHN®, CHANDLER REFRIGERATION®, KIRBY™ AND LARKIN®, among others. We protect our marks through national registrations and common law rights.

Competition

Substantially all markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our businesses. Listed below are some of the companies we view as significant competitors in each of our four business segments, with relevant brand names, when different from the company name, shown in parentheses.

- Residential Heating & Cooling — United Technologies Corp. (Carrier, Bryant, Tempstar, Comfortmaker, Heil, Arcoaire); Goodman Global, Inc. (Goodman, Amana); Ingersoll-Rand plc (Trane, American Standard); Paloma Co., Ltd. (Rheem, Ruud); Johnson Controls, Inc. (York, Weatherking); Daiken; Nordyne (Maytag, Westinghouse, Frigidaire, Tappan, Philco, Kelvinator, Gibson); HNI Corporation (Heatilator, Heat-n-Glo); and Monessen Hearth Company (Majestic).
- Commercial Heating & Cooling — United Technologies Corp. (Carrier); Ingersoll-Rand plc (Trane); Johnson Controls, Inc. (York); AAON, Inc.; and Daikin Industries, Ltd. (McQuay).
- Service Experts — Local independent dealers; dealers owned by utility companies, including, for example, Direct Energy; and national HVAC service providers such as Sears and American Residential Services.
- Refrigeration — United Technologies Corp. (Carrier); Ingersoll-Rand plc (Hussmann); Emerson Electric Co. (Copeland); GEA Group (Kuba, Searle, Goedhart); and Alfa Laval (Alfa Laval, Fincoil, Helpman).

Employees

As of December 31, 2010, we employed approximately 11,800 employees, of whom approximately 4,800 were salaried and 7,000 were hourly. The number of hourly workers we employ may vary in order to match our labor needs during periods of fluctuating demand. Approximately 2,400 employees are represented by unions. We believe our relationships with our employees and with the unions representing our employees are good and currently we do not anticipate any material adverse consequences resulting from negotiations to renew any collective bargaining agreements.

Environmental Regulation

Our operations are subject to evolving and often increasingly stringent international, federal, state and local laws and regulations concerning the environment. Environmental laws that affect or could affect our domestic operations include, among others, the National Appliance Energy Conservation Act of 1987, as amended ("NAECA"), the Energy Policy Act, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations promulgated under these acts and various other international, federal, state and local laws and regulations governing environmental matters. We believe we are in substantial compliance with such existing environmental laws and regulations.

Energy Efficiency. The U.S. Department of Energy is conducting rule makings to evaluate the current minimum efficiency standards for residential heating and cooling products. On December 19, 2007, federal legislation was enacted authorizing the U.S. Department of Energy to study the establishment of regional efficiency standards for residential furnaces, air conditioners and heat pumps. We anticipate that the U.S. Department of Energy will establish regional standards for furnaces and air conditioners as part of the rulemakings. We have established a process that we believe will allow us to offer new products that meet or exceed these new standards in advance of implementation. Similar new standards are being promulgated for commercial air conditioning and refrigeration equipment. We are actively involved in U.S. Department of Energy and Congressional activities related to energy efficiency standards. We are prepared to have compliant product in place in advance of the implementation of all such regulations being considered by the U.S. Department of Energy or Congress.

Refrigerants. The use of hydrochlorofluorocarbons, "HCFCs," and hydroflurocarbons "HFCs" as refrigerants for air conditioning and refrigeration equipment is common practice in the HVACR industry. We have complied with applicable rules and regulations governing the use of HCFCs and HFCs. The United States Congress, Environmental Protection Agency and other international regulatory bodies are considering steps to phase down the future use of HFCs in HVACR products. We have been an active participant in the ongoing international and domestic dialogue on this subject and believe we are well positioned to react in a timely manner to any changes in the regulatory landscape. In addition, we are taking proactive steps to implement responsible use principles and guidelines with respect to limiting refrigerants from escaping into the atmosphere throughout the life span of our HVACR equipment.

Remediation Activity. In addition to affecting our ongoing operations, applicable environmental laws can impose obligations to remediate hazardous substances at our properties, at properties formerly owned or operated by us and at facilities to which we have sent or send waste for treatment or disposal. We are aware of contamination at some of our facilities; however, based on facts presently known, we do not believe that any future remediation costs at such facilities will be material to our results of operations. For more information, see Note 10 in the Notes to our Consolidated Financial Statements.

In the past, we have received notices that we are a potentially responsible party along with other potentially responsible parties in Superfund proceedings under the Comprehensive Environmental Response, Compensation and Liability Act for cleanup of hazardous substances at certain sites to which the potentially responsible parties are alleged to have sent waste. Based on the facts presently known, we do not believe environmental cleanup costs associated with any Superfund sites where we have received notice that we are a potentially responsible party will be material.

European WEEE and RoHS Compliance. In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment ("WEEE") and the Directive on Restriction of Use of Certain Hazardous Substances ("RoHS"). WEEE aims to prevent waste by encouraging reuse and recycling and RoHS restricts the use of six hazardous substances in electrical and electronic products. All HVACR products and certain components of such products "put on the market" in the EU (whether or not manufactured in the EU) are potentially subject to WEEE and RoHS. Because all HVACR manufacturers selling within or from the EU are subject to the standards promulgated under WEEE and RoHS, we believe that neither WEEE nor RoHS uniquely impact us as compared to such other manufacturers. Similar directives are being introduced in other parts of the world, including the U.S. For example, California, China and Japan have all adopted unique versions of RoHS possessing similar intent. We are actively monitoring the development of such directives and believe we are well positioned to comply with such directives in the required time frames.

Available Information

Our web site address is www.lennoxinternational.com. We make available, free of charge through our web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, as soon as reasonably possible after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our web site is not a part of, or incorporated by reference into, this annual report on Form 10-K.

You can also read and copy any document that we file, including this Annual Report on Form 10-K, at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. In addition, the Securities and Exchange Commission maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including Lennox International, that file electronically with the Securities and Exchange Commission.

Executive Officers of the Company

Our executive officers, their present positions and their ages are as follows:

Name	Age	Position
Todd M. Bluedorn	47	Chief Executive Officer
Prakash Bedapudi	44	Executive Vice President and Chief Technology Officer
Harry J. Bizios	60	Executive Vice President and President and Chief Operating Officer, LII Commercial Heating & Cooling
Michael J. Blatz	45	Executive Vice President and President and Chief Operating Officer, Service Experts
James W. Borzi	48	Vice President, Operations
Robert W. Hau	45	Executive Vice President and Chief Financial Officer
David W. Moon	49	Executive Vice President and President and Chief Operating Officer, LII Worldwide Refrigeration
Daniel M. Sessa	46	Executive Vice President and Chief Human Resources Officer
John D. Torres	52	Executive Vice President, Chief Legal Officer and Secretary
Douglas L. Young	48	Executive Vice President and President and Chief Operating Officer, LII Residential Heating & Cooling
Roy A. Rumbough, Jr.	55	Vice President, Controller and Chief Accounting Officer

The following biographies describe the business experience of our executive officers:

Todd M. Bluedorn became Chief Executive Officer and was elected to our Board of Directors in April 2007. Mr. Bluedorn previously served in numerous senior management positions for United Technologies since 1995, including President, Americas — Otis Elevator Company beginning in 2004; President, North America — Commercial Heating, Ventilation and Air Conditioning for Carrier Corporation beginning in 2001; and President, Hamilton Sundstrand Industrial beginning in 2000. He began his professional career with McKinsey & Company in 1992, after receiving an MBA from Harvard University in 1992 and serving in the United States Army as a combat engineer officer and United States Army Ranger from 1985 to 1990. He also holds a BS in Electrical Engineering from the United States Military Academy at West Point. Mr. Bluedorn currently serves on the board of directors of Eaton Corporation, a diversified industrial manufacturer.

Prakash Bedapudi became Executive Vice President and Chief Technology Officer in July 2008. He had previously served as vice president, global engineering and program management for Trane Inc. Commercial Systems from 2006 through 2008, and as vice president, engineering and technology for Trane's Residential Systems division from 2003 through 2006. Prior to his career at Trane, Mr. Bedapudi served in senior engineering leadership positions for GE Transportation Systems, a division of General Electric Company, and for Cummins Engine Company. He holds a BS in Mechanical/Automotive Engineering from Karnataka University, India and an MS in Mechanical/Aeronautical Engineering from the University of Cincinnati.

Harry J. Bizios was appointed Executive Vice President and President and Chief Operating Officer of LII's Commercial Heating & Cooling segment in October 2006. Mr. Bizios had previously served as Vice President and General Manager, LII Worldwide Commercial Systems since 2005 and as Vice President and General Manager of Lennox North American Commercial Products from 2003 to 2005. Mr. Bizios began his career with LII in 1976 as an industrial engineer at LII's manufacturing facility in Marshalltown, Iowa, subsequently serving in several senior leadership roles before being appointed Vice President and General Manager of Lennox Industries Commercial from 1998 to 2003. He holds a BS in Engineering Operations from Iowa State University.

Michael J. Blatz was appointed Executive Vice President and President and Chief Operating Officer of LII's Service Experts segment in July 2010. He had previously served as Executive Vice President, Operations since May 2009. Mr. Blatz joined LII in August 2007 as Vice President, Operations. Mr. Blatz was previously Vice President and General Manager for Tyler Refrigeration, a division of Carrier Corporation, a United Technologies company. His career at Carrier Corporation began in 2003 and encompassed senior leadership positions in supply chain, product management, and manufacturing operations. He also served as Director of Operations and Director of Worldwide Procurement at Dell Computer Corporation and held engineering and product development roles at Case Corporation before joining Carrier Corporation. He holds a BS in mechanical engineering from the United States Military Academy at West Point and an MS in management and an MS in mechanical engineering, both from the Massachusetts Institute of Technology.

James W. Borzi was appointed Vice President, Operations in June 2010. He had previously served as Senior Vice President, Global Operations, for AEES, Inc., a Platinum Equity company from 2009 to June 2010. From 2006 to 2009, Mr. Borzi served as Senior Vice President, Operations, Americas for the Electrical and Electronic Solutions division of Alcoa, Inc. Prior to joining Alcoa, he spent 21 years at General Motors Corporation and Delphi Corporation, holding senior leadership positions in manufacturing, supply chain, logistics and general management. He earned a BS in Mechanical Engineering from Pennsylvania State University and an MS in Manufacturing Management from Kettering University.

Robert W. Hau was appointed Executive Vice President and Chief Financial Officer in October 2009. He had previously served as Vice President and Chief Financial Officer for Honeywell International's Aerospace Business Group since 2006. Mr. Hau first joined Honeywell (initially AlliedSignal) in 1987 and served in a variety of senior financial leadership positions, including Vice President and Chief Financial Officer for the company's Aerospace Electronic Systems Unit and for its Specialty Materials Business Group. He holds a BSBA in Finance & Marketing from Marquette University and an MBA in Finance from the University of Southern California.

David W. Moon was appointed Executive Vice President and President and Chief Operating Officer of LII's Worldwide Refrigeration segment in August 2006. Mr. Moon had previously served as Vice President and General Manager of Worldwide Refrigeration, Americas Operations since 2002. Prior to serving in that position, he served as Managing Director in Australia beginning in 1999, where his responsibilities included heat transfer manufacturing and distribution, refrigeration wholesaling and manufacturing, and HVAC manufacturing and distribution in Australia and New Zealand. Mr. Moon originally joined LII in 1998 as Operations Director, Asia Pacific. Prior to that time, Mr. Moon held various management positions at Allied Signal, Inc., Case Corporation, and Tenneco Inc. in the United States, Hong Kong, Taiwan and Germany. He holds a BS in Civil Engineering and an MBA from Texas A&M University.

Daniel M. Sessa was appointed Executive Vice President and Chief Human Resources Officer in June 2007. Mr. Sessa previously served in numerous senior human resources and legal leadership positions for United Technologies Corporation since 1996, including Vice President, Human Resources for Otis Elevator Company — Americas from 2005 to 2007, Director, Employee Benefits and Human Resources Systems for United Technologies Corporation from 2004 to 2005, and Director, Human Resources for Pratt & Whitney from 2002 to 2004. He holds a JD from the Hofstra University School of Law and a BA in Law & Society from the State University of New York at Binghamton.

John D. Torres was appointed Executive Vice President and Chief Legal Officer in December 2008. He had previously served as Senior Vice President, General Counsel and Secretary for Freescale Semiconductor, a semiconductor manufacturer that was originally part of Motorola. He joined Motorola's legal department as Senior Counsel in 1996 and was appointed Vice President, General Counsel of the company's semiconductor business in 2001. Prior to joining Motorola, Mr. Torres served 13 years in private practice in Phoenix, specializing in commercial law. He holds a BA from Notre Dame and a JD from the University of Chicago.

Douglas L. Young was appointed Executive Vice President and President and Chief Operating Officer of LII's Residential Heating & Cooling segment in October 2006. Mr. Young had previously served as Vice President and General Manager of North American Residential Products since 2003 and as Vice President and General Manager of Lennox North American Residential Sales, Marketing, and Distribution from 1999 to 2003. Prior to his career with LII, Mr. Young was employed in the Appliances division of GE, where he held various management positions before serving as General Manager of Marketing for GE Appliance division's retail group from 1997 to 1999 and as General Manager of Strategic Initiatives in 1999. He holds a BSBA from Creighton University and an MS in Management from Purdue University.

Roy A. Rumbough, Jr. was appointed Vice President, Controller and Chief Accounting Officer in July 2006. He had previously served as Vice President, Corporate Controller of Maytag Corporation, a position he held since 2002. From 1998 to 2002, he served as Vice President, Controller of Blodgett Corporation, a portfolio of food service equipment companies and former affiliate of Maytag. Mr. Rumbough's career at Maytag spanned 17 years and included internal audit, financial planning and analysis, and business unit controller roles. Prior to his career at Maytag, he worked for Deloitte and Touche, LLP. He holds a BA in Accounting from North Carolina State University and an MBA from the Kellogg School of Management, Northwestern University.

Item 1A. *Risk Factors*

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on information currently available to management as well as management's assumptions and beliefs. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements identified by the words "may," "will," "should," "plan," "predict," "anticipate," "believe," "intend," "estimate" and "expect" and similar expressions. Such statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions; however, such statements are subject to certain risks and uncertainties. In addition to the specific uncertainties discussed elsewhere in this Annual Report on Form 10-K, the risk factors set forth below may affect our performance and results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those in the forward-looking statements. We disclaim any intention or obligation to update or review any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. We believe these are the principal material risks currently facing our business; however, additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

Global General Business, Economic and Market Conditions Could Adversely Affect Our Financial Performance and Limit our Access to the Capital Markets

Future disruptions in U.S. or global financial and credit markets might have an adverse impact on our business. The tightening or unavailability of credit adversely affects the ability of our customers to obtain financing for significant purchases and operations and could result in a decrease in sales of our products and services and may impact the ability of our customers to make payments to us. Similarly, tightening of credit may adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. Our business may also be adversely affected by future decreases in the general level of economic activity, which may cause our customers to cancel, decrease or delay their purchases of our products and services.

If financial markets were to deteriorate, or costs of capital were to increase significantly due to a lowering of our credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, we may be unable to obtain new financing on acceptable terms, or at all. A deterioration in our financial performance could also limit our future ability to access amounts currently available under our domestic revolving credit facility. In addition, availability under our asset securitization agreement may be adversely impacted by credit quality and performance of our customer accounts receivable. The availability under our asset securitization agreement is based on the amount of accounts receivable that meet the eligibility criteria of the asset securitization agreement. If receivable losses increase or credit quality deteriorates, the amount of eligible receivables could decline and, in turn, lower the availability under the asset securitization.

We cannot predict the likelihood of occurrence, the duration and severity of any future disruption in financial markets or adverse economic conditions in the U.S. and other countries.

Our Financial Performance Is Dependent on the Conditions of the U.S. Construction Industry.

Our business is affected by the performance of the U.S. construction industry. Our sales in the residential and commercial new construction market correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, availability of financing, consumer spending habits and confidence, employment rates and other macroeconomic factors over which we have no control. For the last several years the U.S. housing industry has experienced a significant downturn, resulting in a decline in the demand for the products and services we sell into the residential new construction market.

Cooler than Normal Summers and Warmer than Normal Winters May Depress Our Sales.

Demand for our products and for our services is strongly affected by the weather. Cooler than normal summers depress our sales of replacement air conditioning and refrigeration products and services, and warmer than normal winters have the same effect on our heating products and services.

Price Volatility for Commodities We Purchase or Significant Supply Interruptions Could Have an Adverse Effect on Our Cash Flow or Results of Operations.

In the manufacture of our products, we depend on raw materials, such as steel, copper and aluminum, and components purchased from third parties. We generally concentrate purchases for a given raw material or component with a small number of suppliers. If a supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our results of operations. In addition, although we regularly pre-purchase a portion of our raw materials at fixed prices each year to hedge against price increases, an increase in raw materials prices not covered by our fixed price arrangements could significantly increase our cost of goods sold and negatively impact our margins if we are unable to effectively pass such price increases on to our customers. Alternatively, if we increase our prices in response to increases in the prices or quantities of raw materials or components we require or encounter significant supply interruptions, our competitive position could be adversely affected, which may result in depressed sales.

In addition, we use derivatives to hedge price risk associated with forecasted purchases of certain raw materials. Our hedged price could result in our paying higher or lower prices for commodities as compared to the market prices for those commodities when purchased. Decreases in spot prices below our hedged prices can also require us to post letters of credit as collateral with our hedge counterparties, which would temporarily reduce our borrowing capacity under our domestic revolving credit facility.

Our Ability to Meet Customer Demand may be Limited by Our Single-Location Production Facilities, Reliance on Certain Key Suppliers and Unanticipated Significant Shifts in Customer Demand.

We manufacture many of our products at single-location production facilities, and we rely on certain suppliers who also may concentrate production in single locations. Any significant interruptions in production at one or more of our facilities, or at a facility of one of our suppliers, could negatively impact our ability to deliver our products to our customers. Further, even with all of our facilities running at full production, we could potentially be unable to fully meet demand during an unanticipated period of exceptionally high demand.

Our inability to meet our customers' demand for our products could have a material adverse impact on our business, financial condition and results of operations.

We May Incur Substantial Costs as a Result of Warranty and Product Liability Claims Which Could Have an Adverse Effect on Our Results of Operations.

The development, manufacture, sale and use of our products involve risks of warranty and product liability claims. In addition, because we own installing heating and air conditioning dealers in the U.S. and Canada, we incur the risk of liability claims for the installation and service of heating and air conditioning products. Our product liability insurance policies have limits that, if exceeded, may result in substantial costs that would have an adverse effect on our results of operations. In addition, warranty claims are not covered by our product liability insurance and certain product liability claims may also not be covered by our product liability insurance.

For some of our HVAC products, we provide warranty terms ranging from one to 20 years to customers for certain components such as compressors or heat exchangers. For select products, we have provided lifetime warranties for heat exchangers. Warranties of such extended lengths pose a risk to us as actual future costs may exceed our current estimates of those costs. Warranty expense is recorded on the date that revenue is recognized and requires significant assumptions about what costs will be incurred in the future. We may be required to record material adjustments to accruals and expense in the future if actual costs for these warranties are different from our assumptions.

We May Not be Able to Compete Favorably in the Highly Competitive HVACR Business.

Substantially all of the markets in which we operate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product lines. Other factors that affect competition in the HVACR market include the development and application of new technologies, an increasing emphasis on the development of more efficient HVACR products and new product introductions. The establishment of manufacturing in low-cost countries could also provide cost advantages to existing and emerging competitors. Our competitors may have greater financial resources than we have, allowing them to invest in more extensive research and development and/or marketing activity. In addition, our Service Experts segment faces competition from independent dealers and dealers owned by utility companies and other consumer service providers, some of whom may be able to provide their products or services at lower prices than we can. We may not be able to compete successfully against current and future competitors and current and future competitive pressures may cause us to reduce our prices or lose market share, or could negatively affect our cash flow, all of which could have an adverse effect on our results of operations.

There Is No Guarantee That Our Efforts to Reduce Costs Will Be Successful.

As part of our strategic priorities of manufacturing and sourcing excellence and expense reduction, we are engaged in various manufacturing rationalization actions designed to lower our cost structure. We are reorganizing our North American distribution network in order to better serve our customers' needs by deploying parts and equipment inventory closer to them. We continue to rationalize and reorganize various support and administrative functions in order to reduce ongoing selling and administrative expenses. If we cannot successfully implement such restructuring strategies or other cost savings plans, we may not achieve our expected cost savings in the time anticipated, or at all. In such case, our results of operations and profitability may be negatively impaired, making us less competitive and potentially causing us to lose market share.

We May Not be Able to Successfully Develop and Market New Products.

Our future success depends on our continued investment in research and new product development and our ability to commercialize new technological advances in the HVACR industry. If we are unable to continue to successfully develop and market new products or to achieve technological advances on a pace consistent with that of our competitors, our business and results of operations could be adversely impacted.

We May Not be Able to Successfully Integrate and Operate Businesses that We May Acquire.

From time to time, we may seek to complement or expand our business through strategic acquisitions. The success of these transactions will depend, in part, on our ability to integrate and operate the acquired businesses profitably. If we are unable to successfully integrate acquisitions with our operations, we may not realize the anticipated benefits associated with such transactions, which could adversely affect our business and results of operations.

Because a Significant Percentage of Our Workforce is Unionized, We Face Risks of Work Stoppages and Other Labor Relations Problems.

As of December 31, 2010, approximately 20% of our workforce was unionized. The results of future negotiations with these unions and the effects of any production interruptions or labor stoppages could have an adverse effect on our results of operations.

We are Subject to Litigation and Environmental Regulations that Could Have an Adverse Effect on Our Results of Operations.

We are involved in various claims and lawsuits incidental to our business, including those involving product liability, labor relations and environmental matters, some of which claim significant damages. Given the inherent uncertainty of litigation, we cannot be certain that existing litigation or any future adverse legal developments will not have a material adverse impact on our financial condition. In addition, we are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment. These laws and regulations could impose liability for remediation costs and civil or criminal penalties in cases of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

Our International Operations Subject Us to Risks Associated with Foreign Currency Fluctuations and Changes in Local Government Regulation.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies may affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. However, we cannot assure that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, would not materially affect our financial results.

In addition to the currency exchange risks inherent in operating in foreign countries, our international sales and operations, including our purchases of raw materials from international suppliers, are subject to risks associated with changes in local government laws, regulations and policies, including those related to tariffs and trade barriers, investments, taxation, exchange controls, and employment regulations. Our international sales and operations are also sensitive to changes in foreign national priorities, including government budgets, as well as to political and economic instability. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries. The ability to manage these risks could be difficult and may limit our operations and make the manufacture and sale of our products internationally more difficult, which could negatively affect our business and results of operations.

Any Future Determination that a Significant Impairment of the Value of Our Goodwill Intangible Asset has Occurred Could Have a Material Adverse Effect on Our Results of Operations.

As of December 31, 2010, we had goodwill of $271.8 million on our Consolidated Balance Sheet. Any future determination that an impairment of the value of goodwill has occurred would require a write-down of the impaired portion of goodwill to fair value, which would reduce our assets and stockholders' equity and could have a material adverse effect on our results of operations.

Declines in Capital Markets Could Necessitate Increased Cash Contributions by Us to Our Pension Plans to Maintain Required Levels of Funding.

Volatility in the capital markets may have a significant impact on the funding status of our defined benefit pension plans. If the performance of the capital markets depresses the value of our defined benefit pension plan assets, our plans may be underfunded and we would have to make contributions to the pension plans. The amount of contributions we may be required to make to our pension plans in the future is uncertain and could be significant, which may have a material impact on our results of operations.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

The following chart lists our principal domestic and international manufacturing, distribution and office facilities as of February 1, 2011 and indicates the business segment that uses such facilities, the approximate size of such facilities and whether such facilities are owned or leased:

Location	Segment	Type or Use of Facility	Approx. Sq. Ft. (In thousands)	Owned/Leased
Marshalltown, IA	Residential Heating & Cooling	Manufacturing & Distribution	1,300	Owned & Leased
Blackville, SC	Residential Heating & Cooling	Manufacturing	369	Owned
Orangeburg, SC	Residential Heating & Cooling	Manufacturing & Distribution	771	Owned & Leased
Grenada, MS	Residential Heating & Cooling	Manufacturing & Distribution	300	Leased
Union City, TN	Residential Heating & Cooling	Manufacturing	295	Owned
Laval, Canada	Residential Heating & Cooling	Manufacturing	152	Owned
Saltillo, Mexico	Residential Heating & Cooling	Manufacturing	300	Owned
Columbus, OH	Residential Heating & Cooling	Distribution	144	Leased
McDonough, GA	Residential Heating & Cooling	Distribution	254	Leased
Atlanta, GA	Residential & Commercial Heating & Cooling	Distribution	119	Leased
Brampton, Canada	Residential & Commercial Heating & Cooling	Distribution	129	Leased
Calgary, Canada	Residential & Commercial Heating & Cooling	Distribution	110	Leased
Kansas City, KS	Residential & Commercial Heating & Cooling	Distribution	115	Leased
Carrollton, TX	Residential & Commercial Heating & Cooling	Distribution	252	Leased
Ontario, CA	Residential & Commercial Heating & Cooling	Distribution	128	Leased
Des Moines, IA	Residential & Commercial Heating & Cooling	Distribution	352	Leased
Middleton , PA	Residential & Commercial Heating & Cooling	Distribution	129	Leased
Stuttgart, AR	Commercial Heating & Cooling	Manufacturing	787	Owned
Longvic, France	Commercial Heating & Cooling	Manufacturing	133	Owned
Mions, France	Commercial Heating & Cooling	Manufacturing, Research & Development	129	Owned
Tifton, GA	Refrigeration	Manufacturing	599	Owned & Leased
Stone Mountain, GA	Refrigeration	Manufacturing &Business Unit Headquarters	145	Owned
Columbus, GA(1)	Refrigeration	Manufacturing, Warehousing & Offices	395	Owned & Leased
Midland, GA(1)	Refrigeration	Warehousing & Offices	138	Leased
Milperra, Australia	Refrigeration	Manufacturing & Business Unit Headquarters	830	Owned
Mt. Wellington, New Zealand	Refrigeration	Distribution & Offices	110	Owned
Genas, France	Refrigeration	Manufacturing, Distribution & Offices	175	Owned
San Jose dos Campos, Brazil	Refrigeration	Manufacturing, Warehousing & Offices	148	Owned
Carrollton, TX	Corporate and other	Research & Development	130	Owned
Richardson, TX	Corporate and other	Corporate Headquarters	311	Owned & Leased

(1) These properties were acquired on January 14, 2011, as part of the acquisition of Kysor/Warren.

In addition to the properties described above, we lease over 100 facilities in the U.S. for use as sales and service offices and district warehouses and additional facilities worldwide for use as sales and service offices and regional warehouses. The majority of our Service Experts' service center facilities are leased. We routinely evaluate our production facilities to ensure adequate capacity, effective cost structure, and consistency with our business strategy. We believe that our properties are in good condition, suitable and adequate for their present requirements and that our principal plants are generally adequate to meet our production needs. However, certain production facilities are operating at less than full capacity due to restructuring activities. See Note 16 to the Consolidated Financial Statements for additional information regarding restructuring activities.

The Residential & Commercial Heating & Cooling distribution network is currently in the process of being redesign for greater productivity, cost improvement, and customer reach. Included in the table above are our large warehouses that hold a significant inventory balance.

Item 3. *Legal Proceedings*

On February 6, 2008, a class action lawsuit was filed against us in the U.S. District Court for the Northern District of California styled *Keilholtz v. Lennox Hearth Products, Inc., Lennox Industries, Inc. and Lennox International, Inc.* The lawsuit, which involves no personal injury claims, alleges that certain of our single-pane, glass-front, gas fireplaces are hazardous and that consumers were not adequately warned, and seeks economic damages. On February 16, 2010, the court issued an order certifying a nationwide class of plaintiffs.

On August 23, 2010, the Company and the plaintiffs entered into a binding Memorandum of Understanding (MOU) containing tentative terms for settlement of the case. At the parties' request, the court stayed the lawsuit shortly after the MOU was signed. On January 11, 2011, the court granted preliminary approval of the settlement. The court set June 2, 2011, as the date for the final approval hearing.

We are involved in a number of other claims and lawsuits incident to the operation of our businesses. Insurance coverages are maintained and estimated costs are recorded for such claims and lawsuits. It is management's opinion that none of these claims or lawsuits will have a material adverse effect on our financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

Item 4. *(Removed and Reserved)*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price for Common Stock

Our common stock is listed for trading on the New York Stock Exchange under the symbol "LII." The high and low sales prices for our common stock for each quarterly period during 2010 and 2009 were as follows:

	Price Range Per Common Share			
	2010		2009	
	High	Low	High	Low
First Quarter	$45.50	$38.06	$34.97	$23.47
Second Quarter	51.09	40.31	34.70	25.21
Third Quarter	46.99	40.10	38.03	30.07
Fourth Quarter	49.32	39.14	41.11	33.16

Dividends

During 2010 and 2009, we declared quarterly cash dividends as set forth below:

	Dividends per Common Share	
	2010	2009
First Quarter	$0.15	$0.14
Second Quarter	0.15	0.14
Third Quarter	0.15	0.14
Fourth Quarter	0.15	0.14
Fiscal Year	$0.60	$0.56

The amount and timing of dividend payments are determined by our Board of Directors and subject to certain restrictions under our credit facilities and promissory notes. As of the close of business on February 7, 2011, there were approximately 623 holders of record of our common stock.

Comparison of Total Stockholder Return

The following performance graph compares our cumulative total returns with the cumulative total returns of the Standards & Poor's Midcap 400 Index, a broad index of mid-size U.S. companies of which the Company is a part, and a peer group of U.S. industrial manufacturing and service companies in the heating, ventilation, air conditioning and refrigeration businesses from December 31, 2005 through December 31, 2010. The graph assumes that $100 was invested on December 31, 2005, with dividends reinvested. Peer group returns are weighted by market capitalization. Our peer group includes AAON, Inc., Ingersoll-Rand plc, Comfort Systems USA, Inc., United Technologies Corporation, Johnson Controls Inc., and Watsco, Inc.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2010
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
Lennox International, Inc.
S&P Midcap 400 Index
Peer Group

This performance graph and other information furnished under this Part II Item 5(a) of this Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934.

Our Purchase of LII Equity Securities

In June 2008 our Board of Directors approved a new share repurchase plan for $300 million, pursuant to which we are authorized to repurchase shares of our common stock through open market purchases (the "2008 Share Repurchase Plan"). The 2008 Share Repurchase Program has no stated expiration date. In the fourth quarter of 2010, we repurchased shares of our common stock as follows:

	Total Number of Shares Purchased (1)	Average Price Paid per Share (including fees)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (In millions)
October 1 through October 31	1,243	$42.02	—	$141.0
November 1 through November 30	5,537	$42.04	—	$141.0
December 1 through December 31	67,856	$46.50	—	$141.0
Total	74,636	$46.10	—	

(1) Since there were no repurchases under the 2008 Share Repurchase Plan in the fourth quarter of 2010, this column reflects the surrender to LII of 74,636 shares of common stock to satisfy tax-withholding obligations in connection with the vesting of restricted stock units and performance share units.

Item 6. *Selected Financial Data*

The table below shows selected financial data for the five years ended December 31, 2010:

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In millions, except per share data)				
Statements of Operations Data					
Net Sales	$3,096.4	$2,847.5	$3,441.1	$3,691.7	$3,662.1
Operational Income From Continuing Operations	190.4	109.2	218.6	264.9	222.7
Income From Continuing Operations	117.1	61.8	123.8	165.7	167.1
Net Income	116.2	51.1	122.8	169.0	166.0
Diluted Earnings Per Share From Continuing Operations	2.10	1.09	2.12	2.39	2.27
Dividends Per Share	0.60	0.56	0.56	0.53	0.46
Other Data					
Capital Expenditures	$ 45.8	$ 58.8	$ 62.1	$ 70.2	$ 74.8
Research and Development Expenses	49.5	48.9	46.0	43.6	42.2
Balance Sheet Data at Period End					
Total Assets	$1,692.0	$1,543.9	$1,659.5	$1,814.6	$1,719.8
Total Debt	319.0	231.5	420.4	207.9	109.2
Stockholders' Equity	589.7	604.4	458.6	808.5	804.4

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussions should be read in conjunction with the other sections of this report, including the consolidated financial statements and related notes contained in Item 8 of this Annual Report on Form 10-K.

Overview

We operate in four reportable business segments of the heating, ventilation, air conditioning and refrigeration, ("HVACR") industry. Our reportable segments are Residential Heating & Cooling, Commercial Heating & Cooling, Service Experts and Refrigeration. For more detailed information regarding our reportable segments, see Note 19 in the Notes to our Consolidated Financial Statements.

Our products and services are sold through a combination of distributors, independent and company-owned dealer service centers, other installing contractors, wholesalers, manufacturers' representatives, original equipment manufacturers and to national accounts. The demand for our products and services is seasonal and dependent on the weather. Warmer than normal summer temperatures generate strong demand for replacement air conditioning and refrigeration products and services and colder than normal winter temperatures have the same effect on heating products and services. Conversely, cooler than normal summers and warmer than normal winters depress HVACR sales and services. In addition to weather, demand for our products and services is influenced by national and regional economic and demographic factors, such as interest rates, the availability of financing, regional population and employment trends, new construction, general economic conditions and consumer spending habits and confidence. A substantial portion of the sales in each of our business segments is attributable to replacement business, with the balance comprised of new construction business.

The principal elements of cost of goods sold in our manufacturing operations are components, raw materials, factory overhead, labor and estimated costs of warranty expense. In our Service Experts segment, the principal components of cost of goods sold are equipment, parts and supplies and labor. The principal raw materials used in our manufacturing processes are steel, copper and aluminum. In recent years, the volatility of commodity prices and related components has impacted us and the HVACR industry in general. We endeavor to mitigate the impact of higher commodity prices through a combination of price increases, commodity contracts, improved production efficiency and cost reduction initiatives. We also partially mitigate volatility in the prices of these commodities by entering into futures contracts and fixed forward contracts.

Company Highlights

- Net sales for 2010 were $3,096.4 million, compared to $2,847.5 million in 2009 and were favorably impacted by higher volumes across all segments.
- Operational income from continuing operations for 2010 was $190.4 million compared to $109.2 million for 2009. The improvement to operational income was primarily due to higher sales volumes and productivity.
- Net income for 2010 was $116.2 million compared to $51.1 million in 2009. Diluted earnings per share from continuing operations was $2.10 per share in 2010 compared to $1.09 per share in 2009.
- We generated $185.8 million of cash flow from operating activities in 2010 compared to $225.5 million in 2009.
- During 2010, we returned $144.3 million to shareholders through share repurchases.

Results of Operations

The following table provides a summary of our financial results, including information presented as a percentage of net sales (dollars in millions):

	For the Years Ended December 31,					
	2010		2009		2008	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Net sales	$3,096.4	100.0%	$2,847.5	100.0%	$3,441.1	100.0%
Cost of goods sold	2,204.6	71.2	2,059.4	72.3	2,506.6	72.8
Gross profit	891.8	28.8	788.1	27.7	934.5	27.2
Selling, general and administrative expenses	685.7	22.1	644.9	22.6	686.9	20.0
Losses (gains) and other expenses, net	10.2	0.3	(6.6)	(0.2)	(1.9)	(0.1)
Restructuring charges	15.6	0.5	41.5	1.5	30.4	0.9
Impairment of assets	—	—	6.4	0.2	9.1	0.3
Income from equity method investments	(10.1)	(0.3)	(7.3)	(0.2)	(8.6)	(0.3)
Operational income from continuing operations	$ 190.4	6.2%	$ 109.2	3.8%	$ 218.6	6.4%
Net income	$ 116.2	3.8%	$ 51.1	1.8%	$ 122.8	3.6%

The following table sets forth net sales by geographic market (dollars in millions):

	For the Years Ended December 31,					
	2010		2009		2008	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Geographic Market:						
U.S.	$2,255.4	72.8%	$2,033.1	71.4%	$2,429.2	70.6%
Canada	336.6	10.9	327.0	11.5	363.9	10.6
International	504.4	16.3	487.4	17.1	648.0	18.8
Total net sales	$3,096.4	100.0%	$2,847.5	100.0%	$3,441.1	100.0%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Consolidated Results

Net Sales

Sales increased 8.7% for 2010 as compared to 2009 due to increased sales volumes of 5% primarily driven by growth across all four business segments. Volume improved in all four reportable business segments, led by strength in Residential Heating & Cooling and Service Experts. Price and mix of approximately 2% also had a favorable impact on sales. Changes in foreign currency exchange rates favorably impacted net sales by 2%.

Gross Profit

Gross profit margins improved approximately 110 basis points to 28.8% for 2010, compared to gross profit margins of 27.7% in 2009. This improvement was primarily driven by lower product costs from material savings and manufacturing efficiencies of approximately 140 basis points. Gross profit margin comparisons were also favorably impacted by 60 basis points for expenses related to a product quality issue that were recorded in 2009 with no such expenses in 2010. Partially offsetting these positive impacts to gross profit margins were commodities headwinds of 50 basis points and increased freight and distribution expenses that decreased gross profit margins by approximately 50 basis points primarily in the Residential Heating & Cooling segment.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased by $40.8 million in 2010 as compared to 2009, and as a percentage of sales, SG&A expenses were down 50 basis points from 22.6% in 2009 to 22.1% in 2010. SG&A expenses increased $16 million due to increased variable incentive compensation driven by improved financial performance and $35 million related to increased variable selling, advertising, and promotion expenses in support of our sales growth. These increases were partially offset by lower bad debt expense and pension costs.

Losses (Gains) and Other Expenses, Net

Losses (gains) and other expenses, net for 2010 and 2009 included the following (in millions):

	For the Years Ended December 31,	
	2010	2009
Realized (gains) losses on settled futures contracts	$(1.5)	$ 3.7
Unrealized gains on unsettled futures contracts	(0.6)	(7.1)
Gain on the disposal of a business, net	(0.1)	(4.1)
Special legal contingency charge	6.8	—
Acquisition expenses	4.8	—
Foreign currency exchange losses	0.4	0.7
Other items, net	0.4	0.2
Losses (gains) and other expenses, net	$10.2	$(6.6)

The change in gains and losses on settled futures contracts was primarily due to increases in commodity prices relative to the futures contract prices during 2010 as compared to 2009. Conversely, the change in unrealized gains related to unsettled futures contracts was primarily due to lower commodity prices relative to the futures contract prices for those contracts. For more information, see Note 8 in the Notes to the Consolidated Financial Statements. For more information regarding the special legal contingency charge, see Note 10 in the Notes to the Consolidated Financial Statements. Acquisition expenses relate to an acquisition consummated subsequent to year end. For more information, see Note 24 in the Notes to the Consolidated Financial Statements.

Restructuring Charges

Restructuring charges were $15.6 million in 2010 compared to $41.5 million in 2009. The lower restructuring charges in 2010 were primarily due to a smaller number of large projects in 2010. The restructuring charges in 2010 primarily consisted of manufacturing rationalization projects in Australia in the Refrigeration segment which totaled $8.6 million as well as administrative reorganizations in our Service Experts segment which totaled $2.1 million. The remaining restructuring charges in 2010 were primarily related to projects announced prior to 2010. Restructuring charges in 2009 primarily consisted of three large manufacturing rationalization projects totaling $25.2 million and $11.3 million in various corporate and business unit administrative reorganizations. For a detailed discussion regarding restructuring activities, see Note 16 in the Notes to the Consolidated Financial Statements.

Income from Equity Method Investments

Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Income from equity method investments increased to $10.1 million in 2010 as compared to $7.3 million in 2009 primarily due to the improved performance of our U.S. joint venture in compressor manufacturing, which experienced increased sales and profitability.

Interest Expense, net

Interest expense, net increased to $12.8 million in 2010 as compared to $8.2 million in 2009. The increase in interest expense was primarily attributable to higher debt levels, and the issuance of $200 million of our senior unsecured notes at 4.91% with a higher interest rate than our revolver.

Income Taxes

The income tax provision was $59.5 million in 2010 as compared to $39.1 million in 2009. The effective tax rate was 33.7% for 2010 as compared to 38.8% for 2009. Our effective rates differ from the statutory federal rate of 35% for certain items, such as state and local taxes, non-deductible expenses, foreign operating losses for which no tax benefits have been recognized and foreign taxes at rates other than 35%.

Discontinued Operations

During 2008 and 2009, we announced plans to sell twelve service centers. We sold all of these service centers during 2009 and 2010.

The pre-tax operating loss from discontinued operations was $1.1 million in 2010 as compared to $13.1 million in 2009. Included in the 2009 loss from discontinued operations was an impairment charge of $2.7 million related to service centers where the estimated selling price of the assets was below the net book value of those assets, gains on disposal of assets and liabilities of $2.3 million, and a write-off of $4.0 million of goodwill related to the sale of these service centers.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 — Results by Segment

Residential Heating & Cooling

The following table details our Residential Heating & Cooling segment's net sales and profit for 2010 and 2009 (dollars in millions):

	Years Ended December 31,			
	2010	2009	Difference	% Change
Net sales	$1,417.4	$1,293.5	$123.9	9.6%
Profit	132.3	111.7	20.6	18.4
% of net sales	9.3%	8.6%		

The increase in sales was due to the recovery of the U.S. residential end markets, primarily the replacement market. Sales volumes increased net sales by 8% in 2010 as compared to 2009, while price and mix were relatively flat at a 1% increase. The positive impact of changes in foreign currency exchange rates also increased sales by 1%.

Segment profit increased $20.6 million, including $25 million due to the increase in sales and $14 million due to material savings and manufacturing efficiencies partially offset by commodities headwinds of $9 million. These were partially offset by higher SG&A expenses of $14 million consisting primarily of increased variable selling expenses and incentive compensation.

Commercial Heating & Cooling

The following table details our Commercial Heating & Cooling segment's net sales and profit for 2010 and 2009 (dollars in millions):

	Years Ended December 31,			
	2010	2009	Difference	% Change
Net sales	$620.0	$594.6	$25.4	4.3%
Profit	69.3	49.3	20.0	40.6
% of net sales	11.2%	8.3%		

Our Commercial Heating & Cooling business experienced increased sales volumes of nearly 3% during 2010 primarily due to introductions of energy efficient products and an increase in planned replacement business at national retail accounts as well as strong growth in the schools market. Price and mix were favorable by 2%. Foreign currency exchange rates decreased sales by 1%.

Segment profit increased $20.0 million, including nearly $19 million due to the increase in net sales and $3 million due to material savings and manufacturing efficiencies. These increases were partially offset by higher SG&A expenses of $3 million consisting primarily of increased variable selling expenses and incentive compensation.

Service Experts

The following table details our Service Experts segment's net sales and profit for 2010 and 2009 (dollars in millions):

	Years Ended December 31,			
	2010	2009	Difference	% Change
Net sales	$590.3	$535.4	$54.9	10.3%
Profit	19.3	16.6	2.7	16.3
% of net sales	3.3%	3.1%		

Net sales increased primarily due to the improvements in the residential service and replacement end markets. In addition, we have had significant growth in our commercial service business. The sales increase was primarily due to an increase in sales volumes of 5%. Price and mix increased sales by 3%. Foreign currency exchange rates increased sales by 2%.

Segment profit increased $2.7 million, including nearly $6 million due to the increase in sales. Higher selling expenses of $3 million partially offset the favorable effect of higher revenues.

Refrigeration

The following table details our Refrigeration segment's net sales and profit for 2010 and 2009 (dollars in millions):

	Years Ended December 31,			
	2010	2009	Difference	% Change
Net sales	$550.9	$512.7	$38.2	7.5%
Profit	61.4	48.9	12.5	25.6
% of net sales	11.1%	9.5%		

Net sales increased due to higher sales volumes of about 1% and the favorable impact of changes in foreign currency exchange rates of 5%. Price and mix also increased sales by approximately 1%.

Segment profit increased $12.5 million, including $10 million due to the increase in sales and almost $3 million in improved material savings and manufacturing efficiencies as those factors more than offset commodity price pressures.

Corporate and Other

Corporate and other expenses were $65.5 million in 2010, up from $62.5 million in 2009. The increase was primarily driven by increases in stock-based and incentive compensation expenses of approximately $8 million, partially offset by lower pension costs of approximately $4 million.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 — Consolidated Results

Net Sales

Net sales decreased 17.3% for 2009 as compared to 2008. The decrease in net sales was due to decreased sales volumes of approximately 18% across all segments and was driven by declines in the overall end markets we serve. For the year, we saw rates of decline increase across all segments. However, our end markets showed improvement late in the year and particularly in the fourth quarter, with our residential HVAC end markets showing growth in the fourth quarter. The commercial HVAC and refrigeration markets were still down from a year ago, but the rate of decline continued to slow in the fourth quarter. The declines in unit volumes were partially offset by pricing gains of approximately 1% and positive sales mix of almost 1%. Changes in foreign currency exchange rates adversely impacted revenues by 1%.

Gross Profit

Gross profit margins improved 50 basis points to 27.7% for 2009, compared to gross margins of 27.2% in 2008. Gross profit margins improved by approximately 150 basis points due to pricing actions. Lower product costs favorably impacted our gross profit margins as material savings were offset by increases in other product costs, including under-absorbed overhead on lower volume and distribution costs. A charge for a product quality issue lowered gross profit margins by 80 basis points in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses decreased by approximately $42.0 million in 2009 as compared to 2008 and as a percentage of total net sales, SG&A expenses were 22.6% for 2009 and 20.0% for 2008. Expenses decreased generally due to cost reductions, including headcount savings, totaling $35 million, and the impact of changes in foreign exchange rates of $12 million. In the comparison of 2009 to 2008, the positive impact in 2008 of a $10 million one-time change in our vacation policy partially offset these reductions to SG&A expenses. Research and development expenses increased slightly as we continued to invest in future product offerings.

Losses (Gains) and Other Expenses, Net

Gains and other expenses, net for 2009 and 2008 included the following (in millions):

	For the Years Ended December 31,	
	2009	**2008**
Realized losses on settled futures contracts	$ 3.7	$ 0.9
Net change in unrealized (gains) losses on unsettled futures contracts	(7.1)	5.1
Gain on sale of business, net	(4.1)	—
Gains on disposals of fixed assets	(0.1)	(4.8)
Foreign currency exchange losses (gains)	0.7	(3.2)
Other items, net	0.3	0.1
Losses (gains) and other expenses, net	$(6.6)	$(1.9)

The change in gains and losses on futures contracts was primarily due to decreases in commodity prices relative to the futures contract prices during 2009 as compared to 2008 for the contracts that settled during the period. Conversely, the change in unrealized (gains) losses related to unsettled futures contracts not designated as cash flow hedges was primarily due to higher commodity prices relative to the futures contract prices for those contracts. Gains and Other Expenses, net for 2009 includes a net gain on the sale of a European business in our Commercial Heating & Cooling segment. We sold assets totaling $5.9 million and recorded a net loss of $2.7 million, after related transaction costs. Upon liquidation of this business, we recorded previously deferred currency gains of $6.8 million. Gains on disposal of fixed assets in 2008 included gains recorded on the sale-leaseback of two properties located in North America in 2008. No such transactions occurred in 2009. The change in foreign currency losses (gains) was primarily due to a favorable catch-up adjustment of $4.5 million related to foreign currency fluctuations on intercompany loans recorded in 2008. For more information, see Note 22 in the Notes to the Consolidated Financial Statements.

Restructuring Charges

Restructuring charges were $41.5 million in 2009 compared to $30.4 million in 2008. In 2009, we announced three large manufacturing rationalization projects which included $9.7 million for the closure of the Blackville, South Carolina facility, $7.8 million for the closure of our Parets, Spain facility, and $7.7 million for the closure of our Mions, France facility. In addition, we had $11.3 million in restructuring charges in 2009 related to various reorganizations of corporate and business unit administrative functions. Restructuring charges in 2009 were higher than 2008 due to the number of large restructuring projects in 2009. We realized approximately $24 million from restructuring savings in 2009. For a detailed discussion regarding restructuring activities, see Note 16 in the Notes to the Consolidated Financial Statements.

Impairment of Assets

In 2009, we recorded $6.0 million in impairment charges related to the abandonment of information technology assets that had not yet been placed in service due to our significant restructuring activities and our exiting of a business in the European region.

In 2008, we recorded $9.1 million of impairment charges related to our investment in a joint venture in Thailand. The carrying value of this investment at year-end 2008 was $1.8 million and, due to a loss of significant influence over the venture, it was no longer accounted for under the equity method in 2009.

Results from Equity Method and Other Equity Investments

Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Income from equity method investments decreased to $7.3 million in 2009, compared to $8.6 million in 2008, primarily due to a decrease in the performance of our Mexican joint venture and our U.S. joint venture in compressor manufacturing due to lower sales volumes.

Interest Expense, Net

Interest expense, net, decreased to $8.2 million in 2009 from $14.2 million in 2008. The decrease in interest expense was primarily attributable to a decrease in the average amounts borrowed in 2009 as compared to 2008, and the remainder of the decrease is due to a lower interest rate paid on variable rate debt.

Provision for Income Taxes

The income tax provision was $39.1 million in 2009, compared to $80.5 million in 2008. The effective tax rate was 38.8% for 2009 as compared to 39.4% for 2008. Our effective rates differ from the statutory federal rate of 35% for certain items, such as state and local taxes, non-deductible expenses, foreign operating losses for which no tax benefits have been recognized and foreign taxes at rates other than 35%.

Discontinued Operations

We have reclassified a pre-tax loss of $13.1 million in 2009 as discontinued operations as compared to a pre-tax loss of $1.8 million during 2008. Included in the 2009 loss from discontinued operations was an impairment charge of $2.7 million related to service centers where the estimated selling price of the assets was below the net book value of those assets, gains on disposal of assets and liabilities of $2.3 million, and a write-off of $4.0 million of goodwill related to the sale of these service centers. The loss from discontinued operations in 2008 included a provision of $4.4 million for an unfavorable judgment in litigation related to the sale of a service center in 2004 that was included in discontinued operations. This contingency was settled in 2009 for $6.1 million.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 — Results by Segment

Residential Heating & Cooling

The following table summarizes our Residential Heating & Cooling segment's net sales and profit for 2009 and 2008 (dollars in millions):

	Years Ended December 31,			
	2009	**2008**	**Difference**	**% Change**
Net sales	$1,293.5	$1,493.4	$(199.9)	(13.4)%
Profit	111.7	145.8	(34.1)	(23.4)
% of net sales	8.6%	9.8%		

The decrease in net sales was due to continuing weakness early in 2009 in the U.S. residential new construction market and softer replacement business as consumers remained cautious due to the economic environment. Sales from the Hearth business within Residential Heating & Cooling continued to be down significantly. However, sales to the residential HVAC end markets showed improvement late in the year and particularly in the fourth quarter, with our residential HVAC end markets showing growth in the fourth quarter. Reduced sales volumes decreased net sales by nearly 15% in 2009 as compared to 2008. The unfavorable impact of changes in foreign currency exchange rates also decreased net sales by almost 1%. The decrease in net sales was partially offset by pricing gains of almost 2% related to increases that were enacted in the later quarters of 2008. Our sales mix was flat.

Segment profit declined $30 million due to a decrease in net sales. The decrease in 2009 was also partially due to the positive impact in 2008 of a $7 million one-time change in our vacation policy and gains related to the sale-leaseback of two properties of $4 million. The decline in segment profit was partially offset by lower product costs of $4 million resulting from material savings partially offset by increases in other product costs, including under-absorbed manufacturing overhead, and SG&A cost reductions, including headcount savings, of $7 million.

In 2009, a $24.4 million charge related to a vendor-supplied materials quality issue was not included in our Residential Heating & Cooling segment's profit as it is considered an unusual and nonrecurring item.

Commercial Heating & Cooling

The following table summarizes our Commercial Heating & Cooling segment's net sales and profit for 2009 and 2008 (dollars in millions):

	Years Ended December 31,			
	2009	**2008**	**Difference**	**% Change**
Net sales	$594.6	$835.3	$(240.7)	(28.8)%
Profit	49.3	93.3	(44.0)	(47.2)
% of net sales	8.3%	11.2%		

Our Commercial Heating & Cooling business experienced lower sales volumes of 31%, primarily due to weak new construction in North America and overall weakness in European business. The unfavorable impact of changes in foreign currency exchange rates on net sales was 2%. As an offset to these negative impacts, sales mix was positive at 4%. Pricing was flat for 2009.

Segment profit declined $59 million due to a decrease in net sales. The unfavorable comparison of 2009 to 2008 was also partially due to the positive impact in 2008 of a $4 million one-time change in our vacation policy. These declines were partially offset by lower product costs of $5 million resulting from material savings partially offset by increases in other product costs, including under-absorbed manufacturing overhead. SG&A cost reductions, including headcount savings, of over $15 million partially also offset the decline in segment profit.

Service Experts

The following table summarizes our Service Experts segment's net sales and profit from continuing operations for 2009 and 2008 (dollars in millions):

	Years Ended December 31,			
	2009	2008	Difference	% Change
Net sales	$535.4	$586.3	$(50.9)	(8.7)%
Profit	16.6	18.5	(1.9)	(10.3)
% of net sales	3.1%	3.2%		

The decrease in net sales was primarily due to the decline in the residential new construction and residential service and replacement end markets resulting from the weakness of the U.S. economy. The sales decrease was primarily due to a decrease in sales volumes of 7% as both price and sales mix were flat. The unfavorable impact of changes in foreign currency exchange rates decreased net sales by 1%.

Segment profit declined $9 million due to a decrease in net sales. Reduced costs of sales of $2 million due to lower fuel costs and increased technician productivity and SG&A cost reductions, including headcount savings, of almost $5 million partially offset this decline.

Refrigeration

The following table summarizes our Refrigeration segment's net sales and profit for 2009 and 2008 (dollars in millions):

	Years Ended December 31,			
	2009	2008	Difference	% Change
Net sales	$512.7	$618.2	$(105.5)	(17.1)%
Profit	48.9	60.2	(11.3)	(18.8)
% of net sales	9.5%	9.7%		

Net sales decreased due to lower sales volumes of 16% and the unfavorable impact of changes in foreign currency exchange rates of 3%. Pricing gains of approximately 2% partially offset these negative impacts.

Segment profit declined $21 million due to a decrease in net sales and increased product costs of $1 million, as other product costs, including under-absorbed manufacturing overhead, more than offset materials savings in 2009. Offsetting these unfavorable impacts were SG&A cost reductions, including headcount savings, of $10 million.

Corporate and Other

Corporate and other expenses increased to $62.5 million in 2009, up from $53.8 million in 2008. Comparisons to the prior year were affected by a favorable adjustment for foreign currency exchange rates of approximately $4.5 million that was recorded in the second quarter of 2008.

Accounting for Futures Contracts

Realized gains and losses on settled futures contracts are a component of segment profit (loss). Unrealized gains and losses on open futures contracts are excluded from segment profit (loss) as they are subject to changes in fair value until their settlement date. Both realized and unrealized gains and losses on futures contracts are a component of Losses (Gains) and Other Expenses, net in the accompanying Consolidated Statements of Operations. See Note 19 to our Consolidated Financial Statements for more information and a reconciliation of segment profit to net income.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through internally generated funds, bank lines of credit and a revolving period asset securitization arrangement. Working capital needs are generally greater in the first and second quarters due to the seasonal nature of our business cycle.

Statement of Cash Flows

The following table summarizes our cash activity for 2010, 2009 and 2008 (in millions):

	2010	2009	2008
		(In millions)	
Net cash provided by operating activities	$185.8	$ 225.5	$ 183.2
Net cash used in investing activities	(61.4)	(14.0)	(66.5)
Net cash used in financing activities	(93.5)	(211.7)	(132.0)

Net cash provided by operating activities

During 2010, cash provided by operating activities was lower than in 2009 primarily due to increased working capital needs in support of our sales growth. An increase in accounts receivable resulted in a cash use of $29.3 million and an increase in inventories resulted in a cash use of $31.1 million. This was partially offset by increased accounts payable of $33.6 million. Increased net income of $116.2 million in 2010 up from $51.1 million in 2009 partially offset these unfavorable working capital impacts to operating cash flows.

We contributed $5.6 million to our defined benefit pension plans in 2010 as compared to $42.2 million in 2009. We made no payments on our asset securitization program in 2010 as compared to payments of $30.0 million in 2009. We received cash of $37.9 million in 2009 from collateral previously posted related to commodity hedge derivative loss positions in 2008, partially offsetting the positive impacts on operating cash flows in 2010 compared to 2009. We paid $26.6 million for restructuring activities in 2010 resulting in a negative impact on operating cash flows of $11.0 million in 2010 as compared to an $18.6 million source of cash in 2009.

Net cash used in investing activities

Net cash used in investing activities in 2010 increased due to the net purchase of businesses of $3.6 million and restricted cash of $12.2 million. Investing activities in 2009 included net cash of $10.0 million from the sale of businesses and the net positive cash flow impact of $33.3 million for net short-term investments which negatively impacted the comparison of 2010 investing cash flow to those experienced in 2009. Capital expenditures were $45.8 million, $58.8 million and $62.1 million in 2010, 2009 and 2008, respectively. In 2010 capital expenditures were lower due to project timing and are anticipated to increase in 2011 to similar levels as 2009 and 2008. On January 14, 2011, we paid $145.2 million, including a purchase price working capital adjustment, to complete the Kysor/Warren acquisition.

Net cash used in financing activities

Net borrowings of long-term debt, short-term borrowings and revolving long-term payments totaled approximately $86.6 million in 2010 compared to net payments of $189.3 million in 2009. During 2010, we used approximately $144.3 million to repurchase approximately 3.3 million shares of our common stock under our share repurchase plans.

Debt Position and Financial Leverage

Our debt-to-total capital ratio increased to 35.1% as of December 31, 2010 from 27.7% as of December 31, 2009 due to higher outstanding debt. For a detailed description regarding our debt including our debt covenants, see Note 11 in the Notes to the Consolidated Financial Statements.

As of December 31, 2010, we had outstanding long-term debt obligations totaling $317.0 million, which increased from $193.8 million as of December 31, 2009. The amount outstanding as of December 31, 2010 consisted primarily of outstanding borrowings of $100.0 million under our domestic revolving credit facility, which matures in 2012, and $200.0 million of senior unsecured notes.

As of December 31, 2010, we had outstanding borrowings of $100.0 million under our $650.0 million domestic revolving credit facility and $69.5 million was committed to standby letters of credit. The remaining $480.5 million was available for future borrowings subject to covenant limitations. The facility matures in October 2012. As of December 31, 2010, we were in compliance with all covenant requirements.

Our domestic revolving credit facility includes a subfacility for swingline loans of up to $50.0 million and provides for the issuance of letters of credit for the full amount available under the domestic revolving credit facility. Our weighted average borrowing rate on the domestic revolving credit facility was 0.96% and 0.84% as of December 31, 2010 and 2009, respectively.

Our domestic revolving credit facility contains financial covenants relating to leverage and interest coverage. Other covenants contained in our domestic revolving credit facility restrict, among other things, mergers, asset dispositions, guarantees, debt, liens, acquisitions, investments, affiliate transactions and our ability to make restricted payments. The financial covenants require us to maintain defined levels of Consolidated Indebtedness to Adjusted EBITDA Ratio and a Cash Flow (defined as EBITDA minus capital expenditures) to Net Interest Expense Ratio. The required ratios as of December 31, 2010 are detailed below:

Consolidated Indebtedness to Adjusted EBITDA Ratio not greater than	3.5 : 1.0
Cash Flow to Net Interest Expense Ratio no less than	3.0 : 1.0

Our domestic revolving credit facility contains customary events of default. These events of default include nonpayment of principal or interest, breach of covenants or other restrictions or requirements, default on any other indebtedness or receivables securitizations (cross default), and bankruptcy. A cross default under our revolving credit facility could occur if:

- we fail to pay any principal or interest when due on any other indebtedness or receivables securitization of at least $40.0 million; or
- we are in default in the performance of, or compliance with any term of any other indebtedness or receivables securitization in an aggregate principal amount of at least $40.0 million, or any other condition exists which would give the holders the right to declare such indebtedness due and payable prior to its stated maturity.

Each of our major debt agreements contains provisions by which a default under one agreement causes a default in the others (a cross default). If a cross default under the revolving credit facility, our senior unsecured notes, or our revolving period asset securitization program were to occur, it could have a wider impact on our liquidity than might otherwise occur from a default of a single debt instrument or lease commitment.

If any event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require the administrative agent to terminate our right to borrow under our domestic revolving credit facility and accelerate amounts due under our domestic revolving credit facility (except for a bankruptcy event of default, in which case such amounts will automatically become due and payable and the lenders' commitments will automatically terminate).

On May 6, 2010, we issued $200.0 million of senior unsecured notes due May 15, 2017 bearing fixed interest at 4.90% as a result of a public offering of securities. We received proceeds of $199.8 million from the offering for a yield of 4.91%. We also paid and capitalized $1.9 million of debt issue costs related to the issuance. We pay interest on the notes semiannually on May 15 and November 15.

The proceeds from the issuance were used to repay outstanding indebtedness under our domestic revolving credit facility, working capital and other general corporate purposes, including repurchases of shares of our common stock pursuant to our previously announced share repurchase plans.

Upon a change of control, holders of our notes will have the right to require us to repurchase all or a portion of the senior unsecured notes at a repurchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest, if any. The notes are guaranteed, on a senior unsecured basis, by each of our domestic subsidiaries that guarantee payment by us of any indebtedness under our domestic revolving credit facility. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of the subsidiary guarantors to: create or incur certain liens; enter into certain sale and leaseback transactions; enter into certain mergers, consolidations and transfers of substantially all of our assets; and transfer certain properties. The indenture also contains a cross default provision which is triggered if we default on other debt of at least $75 million in principal which is then accelerated, and such acceleration is not rescinded within 30 days of the notice date.

Under a revolving period asset securitization arrangement ("ASA"), we are eligible to transfer beneficial interests in a portion of our trade accounts receivable to third parties in exchange for cash. Our continued involvement in the transferred assets includes servicing, collection and administration of the transferred beneficial interests. The sale of the beneficial interests in our trade accounts receivable are reflected as secured borrowings. The fair values assigned to the retained and transferred interests are based primarily on the receivables' carrying value given the short term to maturity and low credit risk. The ASA provides for a maximum securitization amount of $100 million or 100% of the net pool balance as defined by the ASA. However, eligibility for securitization is limited based on the amount and quality of the qualifying accounts receivable and is calculated monthly. The beneficial interest sold cannot exceed the maximum amount even if our qualifying accounts receivable is greater than the maximum amount at any point in time. The eligible amounts available and beneficial interests sold were as follows (in millions):

	As of December 31, 2010	As of December 31, 2009
Eligible amount available under the ASA on qualified accounts receivable	$100.0	$72.5
Beneficial interest sold	—	—
Remaining amount available	$100.0	$72.5

As of December 31, 2010, $12.2 million of cash and cash equivalents were restricted and held in a trust for our captive insurance subsidiary.

We periodically review our capital structure, including our primary bank facility, to ensure that it has adequate liquidity. We believe that cash flows from operations, as well as available borrowings under our revolving credit facility and other existing sources of funding, will be sufficient to fund our operations for the foreseeable future and share repurchases under the terms of our 2008 Share Repurchase Plan.

During the third quarter of 2008, we amended the lease agreement for our corporate headquarters. While the same party continues to be the lessor under the lease, the amendment, among other things, replaced the debt participant and moderately increased the rent payments. The amendment also provides for financial covenants consistent with our domestic revolving credit agreement and we are in compliance with these financial covenants. The lease will continue to be accounted for as an operating lease.

During 2008, we expanded our Tifton, Georgia manufacturing facility using the proceeds from Industrial Development Bonds ("IDBs"). We entered into a lease agreement with the owner of the property and the issuer of the IDBs, and through our lease payments fund the interest payments to investors in the IDBs. We also guaranteed the repayment of the IDBs and entered into letters of credit totaling $15.5 million to fund a potential repurchase of the IDBs in the event that investors exercised their right to tender the IDBs to the Trustee. As of December 31, 2010 and 2009, we recorded both a long-term asset and a corresponding long-term obligation of $14.3 million related to these transactions.

Off Balance Sheet Arrangements

In addition to the credit facilities and promissory notes described above, we also lease real estate and machinery and equipment pursuant to operating leases that are not capitalized on the balance sheet, including high-turnover equipment such as autos and service vehicles and short-lived equipment such as personal computers. Rent expense for these leases was $64.3 million, $64.4 million and $64.2 million in 2010, 2009 and 2008, respectively.

Contractual Obligations

Summarized below are our contractual obligations as of December 31, 2010 (in millions):

	Payments Due by Period				
	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Total debt obligations	$319.0	$ 2.0	$101.4	$ 1.2	$214.4
Operating leases	171.4	54.2	68.1	29.3	19.8
Purchase obligations	15.9	15.9	—	—	—
Estimated interest payments on long-term debt	100.5	19.4	30.8	24.4	25.9
Total contractual obligations	$606.8	$91.5	$200.3	$54.9	$260.1

As of December 31, 2010, the liability for uncertain tax positions, including interest and penalties, was $1.1 million. Due to the uncertainty regarding the timing of payments associated with these liabilities, we are unable to make a reasonable estimate of the amount and period in which these liabilities might be paid.

Purchase obligations consist of aluminum commitments. The above table does not include retirement, postretirement and warranty liabilities because it is not certain when these liabilities will be funded. For additional information regarding our contractual obligations, see Note 10, Note 11 and Note 12 of the Notes to the Consolidated Financial Statements. Contractual obligations related to capital leases as of December 31, 2010 were included as part of long-term debt in the table above.

Fair Value Measurements

Fair Value Hierarchy

The three-level fair value hierarchy for disclosure of fair value measurements are defined as follows:

Level 1 — Quoted prices for *identical* instruments in active markets at the measurement date.

Level 2 — Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets at the measurement date and for the anticipated term of the instrument.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable* inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair Value Techniques

General

Our valuation techniques are applied to all of the assets and liabilities carried at fair value. Where available, the fair values are based upon quoted prices in active markets. However, if quoted prices are not available, then the fair values are based upon quoted prices for similar assets or liabilities or independently sourced market parameters, such as credit default swap spreads, yield curves, reported trades, broker/dealer quotes, interest rates and benchmark securities. For assets and liabilities with a lack of observable market activity, if any, the fair values are based upon discounted cash flow methodologies incorporating assumptions that, in our judgment, reflect the assumptions a marketplace participant would use. To ensure that financial assets and liabilities are recorded at fair value, valuation adjustments may be required to reflect either party's creditworthiness and ability to pay. Where appropriate, these amounts were incorporated into our valuations as of December 31, 2010 and 2009, the measurement dates.

Derivatives

Derivatives are primarily valued using estimated future cash flows that are based directly on observed prices from exchange-traded derivatives and, therefore, have been classified as Level 2. We also take into account the counterparty's creditworthiness, or our own creditworthiness, as appropriate. An adjustment has been recorded in order to reflect the risk of credit default, but these adjustments have been insignificant to the overall value of the derivatives.

Pension Plan Assets

The majority of our commingled pool/collective trust, mutual funds and balanced pension trusts are managed by professional investment advisors. The net asset values ("NAV") per share are furnished in monthly and/or quarterly statements received from the investment advisors and reflect valuations based upon their pricing policies. We have assessed the classification of the inputs used to value these investments at Level 1 for mutual funds and Level 2 for commingled pool/collective trusts and balance pension trusts through examination of their pricing policies and the related controls and procedures. The fair values we report are based on the pool or trust's NAV per share. The NAV's per share are calculated periodically (daily or no less than one time per month) as the aggregate value of each pool or trust's underlying assets divided by the number of units owned.

Market Risk

Commodity Price Risk

We enter into commodity futures contracts to stabilize prices expected to be paid for raw materials and parts containing high copper and aluminum content. These contracts are for quantities equal to or less than quantities expected to be consumed in future production.

Fluctuations in metal commodity prices impact the value of the derivative instruments that we hold. When metal commodity prices rise, the fair value of our futures contracts increases and conversely, when commodity prices fall, the fair value of our futures contracts decreases.

Information about our exposure to market risks related to metal commodity prices and a sensitivity analysis related to our metal commodity hedges is presented below (in millions):

Notional amount (pounds)	21.3
Carrying amount and fair value of asset	$20.2
Change in fair value from 10% change in forward prices	$ 2.0

Interest Rate Risk

Our results of operations can be affected by changes in interest rates due to variable rates of interest on our revolving credit facilities, cash, cash equivalents and short-term investments.

In order to partially mitigate interest rate risk, we use a hedging strategy to eliminate the variability of cash flows in the interest payments for the first $100 million of the total variable-rate debt outstanding under the domestic revolving credit facility that is solely due to changes in the benchmark interest rate. This strategy allows us to fix a portion of our interest payments while also taking advantage of historically low interest rates.

On June 12, 2009, we entered into a $100 million pay-fixed, receive-variable interest rate swap with a large financial institution at a fixed interest rate of 2.66%. The variable portion of the interest rate swap is tied to 1-Month LIBOR (the benchmark interest rate). The interest rates under both the interest rate swap and the underlying debt are reset, the swap is settled with the counterparty, and interest is paid, on a monthly basis. The interest rate swap expires October 12, 2012. We account for the interest rate swap as a cash flow hedge.

Information about our exposure to interest rate risk and a sensitivity analysis related to our interest rate swap is presented below (in millions):

Notional amount	$100.0
Impact of a 100 basis point change in the benchmark interest rate:	
Carrying amount and fair value of liability	$ 2.0
Interest expense	$ 1.3

Foreign Currency Exchange Rate Risk

Our results of operations can be affected by changes in exchange rates. Net sales and expenses in foreign currencies are translated into U.S. dollars for financial reporting purposes based on the average exchange rate for the period. During 2010, 2009 and 2008, net sales from outside the U.S. represented 27.2%, 28.6% and 29.4%, respectively, of our total net sales. Historically, foreign currency transaction gains (losses) have not had a material effect on our overall operations. As of December 31, 2010, the impact to net income of a 10% change in exchange rates is estimated to be approximately $4.4 million.

Critical Accounting Policies

The preparation of financial statements requires the use of judgments and estimates. The critical accounting policies are described below to provide a better understanding of how we develop our judgments about future events and related estimations and how such policies can impact our financial statements. A critical accounting policy is one that requires difficult, subjective or complex estimates and assessments and is fundamental to the results of operations. We consider our most critical accounting policies to be:

- goodwill and other intangible assets;
- product warranties;
- pension and postretirement benefits;
- self-insurance expense;
- derivative accounting; and
- income taxes.

This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related Notes in "Item 8. Financial Statements and Supplementary Data."

Goodwill and Other Intangible Assets

We assign goodwill to the reporting units that benefit from the synergies of our acquisitions, which are the reporting units that report the results of such acquisitions. If we reorganize our management structure, the related goodwill is allocated to the affected reporting units based upon the relative fair values of those reporting units. Assets and liabilities, including deferred income taxes, are generally directly assigned to the reporting units through our segment reporting system as part of our financial closing process. However, certain assets and liabilities, including information technology assets and pension, self-insurance, and environmental liabilities, are commonly managed and are not allocated to the segments in the normal course of our financial reporting process and therefore must be assigned to the reporting units based upon appropriate methods. We test goodwill for impairment by reporting unit annually in the first quarter of each fiscal year.

Reporting units that we test are generally equivalent to our business segments, or in some cases, one level below. We review our reporting unit structure each year as part of our annual goodwill impairment testing and reporting units are determined based upon a review of the periodic financial information supplied to and reviewed by our Chief Executive Officer (the chief operating decision maker). We aggregate operating units reviewed into reporting units when those operating units share similar economic characteristics.

We estimate reporting unit fair values using standard business valuation techniques such as discounted cash flows and reference to comparable business transactions. The discounted cash flow approach is the principal technique we use. We use comparable business transactions as a reasonableness test of our principal technique as we believe that the discounted cash flow approach provides greater detail and opportunity to reflect specific facts, circumstances and economic conditions for each reporting unit. Comparable business transactions are often limited in number, the information can be dated, and may require significant adjustments due to differences in the size of the business, markets served, product offered, and other factors. We therefore believe that in our circumstances, this makes comparisons to business transactions less reliable than the discounted cash flows method.

The discounted cash flows used to estimate fair value are based on assumptions regarding each reporting unit's estimated projected future cash flows and the estimated weighted-average cost of capital that a market participant would use in evaluating the reporting unit in a purchase transaction. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt to equity capital. In performing these impairment tests, we take steps to ensure that appropriate and reasonable cash flow projections and assumptions are used. We reconcile our estimated enterprise value to our market capitalization and determine the reasonableness of the cost of capital used by comparing to market data. We also perform sensitivity analyses on the key assumptions used, such as the weighted-average cost of capital and terminal growth rates.

In the aggregate, there has been an excess of fair value over the carrying value of the net assets of our reporting units of over $1.0 billion in both 2010 and 2009. The average rate used to discount the estimated cash flows for each reporting unit was 10.1% in 2010 and 11.2% in 2009.

Below is a sensitivity analysis regarding the aggregate fair value of our reporting units to changes in average discount rates for 2010 (in millions):

Approximate decrease in fair value from a 100 basis point increase in discount rate	$(400)
Approximate increase in fair value from a 100 basis point decrease in discount rate	$ 600

We also monitor economic, legal, regulatory and other factors for LII as a whole and for each reporting unit between annual impairment tests to ensure that there are no indicators that make it more likely than not that there has been a decline in the fair value of the reporting unit below its carrying value. Specifically, we monitor industry trends, our market capitalization, recent and forecasted financial performance of our reporting units, and the timing and nature of our restructuring activities. While our recent financial performance is below historical levels, we do not currently believe that there are any indicators of impairment. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for these assets in the future.

Product Warranties

The estimate of our liability for future warranty costs requires us to make significant assumptions about the amount, timing and nature of the costs we will incur in the future. As some of the warranties we issue extend 10 years or more in duration, a relatively small adjustment to an assumption may have a significant impact on our overall liability. We review the assumptions used to determine the liability periodically and we adjust our assumptions based upon factors such as actual failure rates and cost experience. Numerous factors could affect actual failure rates and cost experience, including the amount and timing of new product introductions, changes in manufacturing techniques or locations, components or suppliers used. Should actual warranty costs differ from our estimates, we may be required to record adjustments to accruals and expense in the future. For more information see Note 10 in the Notes to the Consolidated Financial Statements.

Pensions and Postretirement Benefits

We have domestic and foreign pension plans covering essentially all employees and we also maintain an unfunded postretirement benefit plan, which provides certain medical and life insurance benefits to eligible employees. In order to calculate the liability and the expense for the plans, we have to make several assumptions including the discount rate and expected return on assets. The assumed discount rates of 5.47% for pension benefits of our U.S. qualified pension plans and 5.30% for other benefits were used to calculate the liability as of

December 31, 2010. Our assumed discount rates are selected using the yield curve for high-quality corporate bonds, which is dependent upon risk-free interest rates and current credit market conditions. In 2010, we have utilized 8.00% as the assumed long-term rate of return on assets, which is 25 basis points lower than our 2009 estimate. These are long-term estimates of equity values and are not dependent on short-term variations of the equity markets. Differences between actual experience and our assumptions are quantified as actuarial gains and losses. These actuarial gains and losses do not immediately impact our earnings as they are deferred in accumulated other comprehensive income ("AOCI") and are amortized into net periodic benefit cost over the estimated service period. For two of our pension plans, nearly all of the participants were considered inactive because the plan benefits were frozen by the company. As a result, we increased the amortization term for these plans from the remaining service lives of participants to their average life expectancy. The change in amortization term had a favorable $3.4 million impact to expense. The timing and amount of our contributions also impact funding levels and the expected return on assets. In 2010, we contributed $5.6 million to our pension plans and we contributed $42.2 million in 2009.

The assumed long-term rate of return on assets and the discount rate have significant effects on the amounts reported for our defined benefit plans. A 25 basis point decrease in the long-term rate of return on assets or discount rate would have the following effects (in millions):

	25 Basis Point Decrease in Long-Term Rate of Return	25 Basis Point Decrease in Discount Rate
Effect on net periodic benefit cost	$ 0.5	$0.6
Effect on the postretirement benefit obligations	N/A	9.9

Assumed healthcare cost trend rates have a significant effect on the amounts reported for our healthcare plan. For 2010, our assumed healthcare cost trend rate was 8.50%. In 2010, we lengthened our assumption regarding the decline in healthcare cost trend assumption to the ultimate trend rate of 5.0% from 8 to 10 years A one percentage-point change in assumed healthcare cost trend rates would have the following effects (in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$0.2	$(0.2)
Effect on the postretirement benefit obligation	1.6	(1.4)

Should actual results differ from our estimates and assumptions, revisions to the benefit plan liabilities and the related expenses would be required. For more information, see Note 12 in the Notes to our Consolidated Financial Statements.

Self-Insurance Expense

We use a combination of third-party insurance and self-insurance plans (large deductible or captive) to provide protection against claims relating to workers' compensation/employers' liability, general liability, product liability, auto liability, auto physical damage and other exposures. Prior to the third quarter of 2009, these policies were written by a third-party insurance provider, which was then reinsured by our captive insurance subsidiary. Starting with the third quarter of 2009, we use large deductible insurance plans for workers' compensation/employers' liability, general liability, product liability, and auto liability. These policies are written through third-party insurance providers. We also carry umbrella or excess liability insurance for all third-party and self-insurance plans, except for directors' and officers' liability, property damage and various other insurance programs. We believe the limit within our excess policy is adequate for companies of our size in our industry. We believe that the deductibles and liability limits retained by LII and the captive are customary for companies of our size in our industry and are appropriate for our business.

In addition, we use third-party insurance plans for property damage, aviation liability, directors' and officers' liability, and other exposures. Each of these policies may include per occurrence and annual aggregate limits. However, we believe these limits are customary for companies of our size in our industry and are appropriate for our business.

The self-insurance expense and liabilities are primarily determined based on our historical claims information, as well as industry factors and trends. We maintain safety and manufacturing programs that are designed to improve the safety and effectiveness of our business processes and, as a result, reduce the level and severity of our various self-insurance risks. In recent years, our actual claims experience has been trending favorably and therefore, both self-insurance expense and the related liability have decreased. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change. The self-insurance liabilities recorded in Accrued Expenses in the accompanying Consolidated Balance Sheets were $61.3 million as of December 31, 2010 and $60.4 million as of December 31, 2009.

Derivative Accounting

We use futures contracts and fixed forward contracts to mitigate our exposure to volatility in commodity prices in the ordinary course of business. Fluctuations in metal commodity prices impact the value of the derivative instruments that we hold. When metal commodity prices rise, the fair value of our futures contracts increases and conversely, when commodity prices fall, the fair value of our futures contracts decreases. We are required to prepare and maintain contemporaneous documentation for futures contracts to be formally designated as cash flow hedges. Our failure to comply with the strict documentation requirements could result in the de-designation of cash flow hedges, which may significantly impact our consolidated financial statements.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense. In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our financial reporting process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated, including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks and taxable income in future years. Our judgment regarding future taxable income may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. In addition to the risks to the effective tax rate described above, the effective tax rate reflected in forward-looking statements is based on current tax law. Any significant changes in the tax laws could affect these estimates.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information required by this item is included under the caption "Market Risk" in Item 7 above.

Item 8. ***Financial Statements and Supplementary Data***

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management concluded that as of December 31, 2010, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an audit report including an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2010, a copy of which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lennox International Inc.:

We have audited the accompanying consolidated balance sheets of Lennox International Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Lennox International Inc.'s management is responsible for these consolidated financial statements, the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, the financial statement schedule and the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennox International Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, Lennox International Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Dallas, Texas

February 18, 2011

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(In millions, except share and per share data)

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 160.0	$ 124.3
Restricted cash	12.2	—
Accounts and notes receivable, net of allowances of $12.8 and $15.6 in 2010 and 2009, respectively	384.8	357.0
Inventories, net	286.2	250.2
Deferred income taxes	36.7	34.9
Other assets	67.0	67.5
Total current assets	946.9	833.9
PROPERTY, PLANT AND EQUIPMENT, net	324.3	329.6
GOODWILL	271.8	257.4
DEFERRED INCOME TAXES	87.2	74.6
OTHER ASSETS, net	61.8	48.4
TOTAL ASSETS	$1,692.0	$1,543.9
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term debt	$ 1.4	$ 2.2
Current maturities of long-term debt	0.6	35.5
Accounts payable	273.8	238.2
Accrued expenses	334.5	317.9
Income taxes payable	5.3	—
Total current liabilities	615.6	593.8
LONG-TERM DEBT	317.0	193.8
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS	15.9	13.4
PENSIONS	88.1	66.7
OTHER LIABILITIES	65.7	71.8
Total liabilities	1,102.3	939.5
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 200,000,000 shares authorized, 86,480,816 shares and 85,567,485 shares issued for 2010 and 2009, respectively	0.9	0.9
Additional paid-in capital	863.5	839.1
Retained earnings	642.2	558.6
Accumulated other comprehensive income (loss)	30.2	(0.8)
Treasury stock, at cost, 32,784,503 shares and 29,292,512 shares for 2010 and 2009, respectively	(947.1)	(793.4)
Total stockholders' equity	589.7	604.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,692.0	$1,543.9

The accompanying notes are an integral part of these consolidated financial statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010, 2009 and 2008
(In millions, except per share data)

	2010	2009	2008
NET SALES	$3,096.4	$2,847.5	$3,441.1
COST OF GOODS SOLD	2,204.6	2,059.4	2,506.6
Gross profit	891.8	788.1	934.5
OPERATING EXPENSES:			
Selling, general and administrative expenses	685.7	644.9	686.9
Losses (Gains) and Other Expenses, net	10.2	(6.6)	(1.9)
Restructuring charges	15.6	41.5	30.4
Impairment of assets	—	6.4	9.1
Income from equity method investments	(10.1)	(7.3)	(8.6)
Operational income from continuing operations	190.4	109.2	218.6
INTEREST EXPENSE, net	12.8	8.2	14.2
OTHER EXPENSE, net	1.0	0.1	0.1
Income from continuing operations before income taxes	176.6	100.9	204.3
PROVISION FOR INCOME TAXES	59.5	39.1	80.5
Income from continuing operations	117.1	61.8	123.8
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	1.1	13.1	1.8
Income tax benefit	(0.2)	(2.4)	(0.8)
Loss from discontinued operations	0.9	10.7	1.0
Net income	$ 116.2	$ 51.1	$ 122.8
EARNINGS PER SHARE — BASIC:			
Income from continuing operations	$ 2.14	$ 1.11	$ 2.18
Loss from discontinued operations	(0.01)	(0.19)	(0.01)
Net income	$ 2.13	$ 0.92	$ 2.17
EARNINGS PER SHARE — DILUTED:			
Income from continuing operations	$ 2.10	$ 1.09	$ 2.12
Loss from discontinued operations	(0.02)	(0.19)	(0.01)
Net income	$ 2.08	$ 0.90	$ 2.11
AVERAGE SHARES OUTSTANDING:			
Basic	54.6	55.6	56.7
Diluted	55.8	56.6	58.3
CASH DIVIDENDS DECLARED PER SHARE	$ 0.60	$ 0.56	$ 0.56

The accompanying notes are an integral part of these consolidated financial statements.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2010, 2009 and 2008
(In millions, except per share data)

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Stockholders' Equity	Comprehensive (Loss) Income
	Shares	Amount						
ADJUSTED BALANCE AS OF DECEMBER 31, 2007	81.9	$0.8	$760.7	$447.4	$ 63.6	$(464.0)	$ 808.5	
Net income	—	—	—	122.8	—	—	122.8	$122.8
Dividends, $0.56 per share	—	—	—	(31.4)	—	—	(31.4)	—
Foreign currency translation adjustments, net	—	—	—	—	(84.9)	—	(84.9)	(84.9)
Pension and postretirement liability changes, net of tax benefit of $35.1	—	—	—	—	(55.9)	—	(55.9)	(55.9)
Stock-based compensation expense	—	—	11.8	—	—	—	11.8	—
Derivatives and other, net of tax benefit of $12.3	—	—	—	—	(21.6)	—	(21.6)	(21.6)
Common stock issued	2.3	—	19.7	—	—	—	19.7	—
Treasury stock purchases	—	—	—	—	—	(323.8)	(323.8)	—
Tax benefits of stock-based compensation	—	—	13.4	—	—	—	13.4	—
Comprehensive loss	—	—	—	—	—	—	—	$ (39.6)
BALANCE AS OF DECEMBER 31, 2008	84.2	$0.8	$805.6	$538.8	$(98.8)	$(787.8)	$ 458.6	
Net income	—	—	—	51.1	—	—	51.1	$ 51.1
Dividends, $0.56 per share	—	—	—	(31.3)	—	—	(31.3)	—
Foreign currency translation adjustments, net	—	—	—	—	59.5	—	59.5	59.5
Pension and postretirement liability changes, net of tax provision of $6.4	—	—	—	—	8.1	—	8.1	8.1
Stock-based compensation expense	—	—	12.8	—	—	—	12.8	—
Derivatives and other, net of tax provision of $15.4	—	—	—	—	30.4	—	30.4	30.4
Common stock issued	1.4	0.1	9.3	—	—	—	9.4	—
Treasury stock purchases	—	—	—	—	—	(5.6)	(5.6)	—
Tax benefits of stock-based compensation	—	—	6.0	—	—	—	6.0	—
Other tax related items	—	—	5.4	—	—	—	5.4	—
Comprehensive income	—	—	—	—	—	—	—	$149.1
BALANCE AS OF DECEMBER 31, 2009	85.6	$0.9	$839.1	$558.6	$ (0.8)	$(793.4)	$ 604.4	
Net income	—	—	—	116.2	—	—	116.2	$116.2
Dividends, $0.60 per share	—	—	—	(32.6)	—	—	(32.6)	—
Foreign currency translation adjustments, net	—	—	—	—	28.2	—	28.2	28.2
Pension and postretirement liability changes, net of tax benefit of $8.7	—	—	—	—	(13.3)	—	(13.3)	(13.3)
Change in fair value of available-for-sale marketable equity securities changes	—	—	—	—	12.5	—	12.5	12.5
Stock-based compensation expense	—	—	15.4	—	—	—	15.4	—
Derivatives, net of tax provision of $2.1	—	—	—	—	3.6	—	3.6	3.6
Common stock issued	0.9	—	3.5	—	—	—	3.5	—
Treasury stock purchases	—	—	—	—	—	(153.7)	(153.7)	—
Tax benefits of stock-based compensation	—	—	5.5	—	—	—	5.5	—
Other tax related items	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	$147.2
BALANCE AS OF DECEMBER 31, 2010	86.5	$0.9	$863.5	$642.2	$ 30.2	$(947.1)	$ 589.7	

The accompanying notes are an integral part of these consolidated financial statement

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(In millions)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 116.2	$ 51.1	$ 122.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from equity method investments	(10.1)	(7.3)	(8.6)
Dividends from affiliates	12.3	11.3	14.3
Restructuring expenses, net of cash paid	(11.0)	18.6	0.6
Impairment of assets	—	6.4	9.1
Provision for bad debts	6.3	12.6	17.0
Unrealized (gain) loss on derivative contracts	(0.7)	(7.0)	5.1
Return (posting) of collateral for hedges	—	37.9	(37.9)
Stock-based compensation expense	15.4	12.8	11.8
Depreciation and amortization	53.5	52.9	50.6
(Repayments) proceeds from sales of accounts receivable under asset securitization	—	(30.0)	30.0
Deferred income taxes	(9.5)	6.7	25.0
Pension costs in excess of (less than) contributions	4.5	(25.4)	(19.5)
Other items, net	2.4	7.7	(12.8)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts and notes receivable	(29.3)	41.2	53.5
Inventories	(31.1)	51.8	14.7
Other current assets	(5.5)	10.8	0.7
Accounts payable	33.6	(5.4)	(44.0)
Accrued expenses	31.8	3.8	(41.5)
Income taxes payable and receivable	18.8	(7.0)	(1.7)
Other	(11.8)	(18.0)	(6.0)
Net cash provided by operating activities	185.8	225.5	183.2
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the disposal of property, plant and equipment	0.2	0.6	5.8
Purchases of property, plant and equipment	(45.8)	(58.8)	(62.1)
Proceeds from sale of businesses	3.6	10.0	—
Acquisition of business	(7.2)	—	(4.7)
Return of investment	—	0.9	—
Restricted cash	(12.2)	—	—
Purchases of short-term investments	—	(16.9)	(64.2)
Proceeds from sales and maturities of short-term investments	—	50.2	58.7
Net cash used in investing activities	(61.4)	(14.0)	(66.5)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term (payments) borrowings, net	(0.8)	(4.3)	1.4
Proceeds from capital lease	—	—	15.3
Long-term payments	(35.9)	(1.7)	(36.4)
Issuance of senior unsecured notes	199.8	—	—
Revolver credit facility (payments) borrowings, net	(76.5)	(183.3)	213.5
Additional investments in affiliates	(1.0)	—	—
Proceeds from stock option exercises	3.5	9.4	19.7
Payments of deferred financing costs	(1.8)	—	(0.3)
Repurchases of common stock	(153.7)	(5.6)	(323.8)
Excess tax benefits related to share-based payments	5.3	4.9	11.0
Cash dividends paid	(32.4)	(31.1)	(32.4)
Net cash used in financing activities	(93.5)	(211.7)	(132.0)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30.9	(0.2)	(15.3)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	4.8	2.4	(8.1)
CASH AND CASH EQUIVALENTS, beginning of year	124.3	122.1	145.5
CASH AND CASH EQUIVALENTS, end of year	$ 160.0	$ 124.3	$ 122.1
Supplementary disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 12.4	$ 8.4	$ 17.6
Income taxes (net of refunds)	$ 45.5	$ 32.1	$ 41.9

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

1. Nature of Operations:

Lennox International Inc., a Delaware corporation, through its subsidiaries (referred to herein as "we," "our," "us," "LII" or the "Company"), is a leading global provider of climate control solutions. We design, manufacture, market and service a broad range of products for the heating, ventilation, air conditioning and refrigeration ("HVACR") markets. We operate in four reportable business segments of the HVACR industry: Residential Heating & Cooling, Commercial Heating & Cooling, Service Experts, and Refrigeration. See Note 19 for financial information regarding our reportable segments.

We sell our products and services through a combination of distributors, independent and company-owned dealer service centers, other installing contractors, wholesalers, manufacturers' representatives, original equipment manufacturers and to national accounts.

2. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Lennox International Inc. and the accounts of our majority-owned subsidiaries. All intercompany transactions, profits and balances have been eliminated.

Cash and Cash Equivalents

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consisted primarily of bank deposits and US Treasury money market securities.

During the first quarter of 2010, our captive insurance subsidiary entered into an agreement in which cash was placed into a trust for the benefit of a third-party insurance provider. The purpose of the trust is to pay workers compensation claims for policy years 2003 — 2009 until the liabilities are fully extinguished. These policies were written by the third-party insurance provider, and then reinsured by our captive insurance subsidiary. This transaction was classified as restricted cash on the accompanying Consolidated Balance Sheets. The balance at December 31, 2010 was $12.2 million.

Accounts and Notes Receivable

Accounts and notes receivable are shown in the accompanying Consolidated Balance Sheets, net of allowance for doubtful accounts. The allowance for doubtful accounts is generally established during the period in which receivables are recognized and is maintained at a level deemed appropriate based on historical and other factors that affect collectability. Such factors include the historical trends of write-offs and recovery of previously written-off accounts, the financial strength of the customer and projected economic and market conditions. We determine the delinquency status of receivables predominantly based on contractual terms and write off uncollectible receivables after management's review of factors that affect collectability as noted above, among other considerations. We have no significant concentrations of credit risk within our accounts and notes receivable.

Inventories

Inventory costs include material, labor, depreciation and plant overhead. Inventories of $123.8 million and $100.8 million as of December 31, 2010 and 2009, respectively, were valued at the lower of cost or market using the last-in, first-out ("LIFO") cost method. The remaining portion of the inventory is valued at the lower of cost or market with cost being determined either on the first-in, first-out ("FIFO") basis or average cost. We elected to use the LIFO cost method for our domestic manufacturing companies in 1974 and continued to elect the LIFO cost method for new operations through the late 1980s. The types of inventory include raw materials, purchased components, work-in-process, repair parts and finished goods. Starting in the late 1990s, we began adopting the FIFO cost method for all new domestic manufacturing operations (primarily acquisitions). Our operating entities with a previous LIFO election continue to use the LIFO cost method. We also use the FIFO cost method for all of our foreign-based manufacturing facilities as well as our Service Experts segment, whose inventory is limited to service parts and finished goods.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation. Expenditures that increase the utility or extend the useful lives of fixed assets are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	2 to 40 years
Machinery and equipment	1 to 15 years

We periodically review long-lived assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. In order to assess recoverability, we compare the estimated expected future undiscounted cash flows identified with each long-lived asset or related asset group to the carrying amount of such assets. If the expected future cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value.

Goodwill

Goodwill represents the excess of cost over fair value of assets of acquired businesses. Goodwill and intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually. We complete our annual goodwill impairment tests in the first quarter of each fiscal year and continuously monitor our operations for indicators of goodwill impairment based on current market conditions.

We assign goodwill to the reporting units that benefit from the synergies of our acquisitions, which are the reporting units that report the results of such acquisitions. If we reorganize our management structure, the related goodwill is allocated to the affected reporting units based upon the relative fair values of those reporting units. Assets and liabilities, including deferred income taxes, are generally directly assigned to the reporting units through our segment reporting system as part of our financial closing process. However, certain assets and liabilities, including information technology assets and pension, self-insurance, and environmental liabilities, are commonly managed and are not allocated to the segments in the normal course of our financial reporting process and therefore must be assigned to the reporting units based upon appropriate methods.

Reporting units that we test are generally equivalent to our business segments, or in some cases, one level below. We review our reporting unit structure each year as part of our annual goodwill impairment testing and reporting units are determined based upon a review of the periodic financial information supplied to and reviewed by our Chief Executive Officer (the chief operating decision maker). We aggregate operating units reviewed into reporting units when those operating units share similar economic characteristics.

We estimate reporting unit fair values using standard business valuation techniques such as discounted cash flows and reference to comparable business transactions and observable fair values of comparable entities. The discounted cash flow approach is the principal technique we use. We use comparable business transactions and observable fair values of comparable entities as a reasonableness test of our principal technique as we believe that the discounted cash flow approach provides greater detail and opportunity to reflect specific facts, circumstances and economic conditions for each reporting unit. Comparable business transactions are often limited in number, the information can be dated, and may require significant adjustments due to differences in the size of the business, markets served, product offered, and other factors. We therefore believe that in our circumstances, this makes comparisons to comparable business transactions less reliable than the discounted cash flows method.

The discounted cash flows used to estimate fair value are based on assumptions regarding each reporting unit's estimated projected future cash flows and the estimated weighted-average cost of capital that a market participant would use in evaluating the reporting unit in a purchase transaction. The estimated weighted-average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt to equity capital. In performing these impairment tests, we take steps to ensure that appropriate and reasonable cash flow projections and assumptions are used. We reconcile our estimated enterprise value to our market capitalization and determine the reasonableness of the cost of capital used by comparing to market data. We also perform sensitivity analyses on the key assumptions used, such as the weighted-average cost of capital and terminal growth rates.

We also monitor economic, legal, regulatory and other factors for LII as a whole and for each reporting unit between annual impairment tests to ensure that there are no indicators that make it more likely than not that there has been a decline in the fair value of any reporting unit below its carrying value. Specifically, we monitor industry trends, our market capitalization, recent and forecasted financial performance of our reporting units, and the timing and nature of our restructuring activities. While our recent financial performance is below historical levels, we determined that no impairment of our goodwill existed as of December 31, 2010, 2009 or 2008. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for these assets in the future. For additional disclosures on goodwill, see Note 5.

Intangible and Other Assets

We amortize intangible assets with finite lives over their respective estimated useful lives to their estimated residual values.

Identifiable intangible and other assets that have finite lives are amortized over their estimated useful lives as follows:

Asset	Useful Life
Deferred financing costs	Effective interest method
Customer relationships	Straight-line method up to 10 years

We periodically review intangible assets with estimable useful lives for impairment as events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. In order to assess recoverability, we compare the estimated expected undiscounted future cash flows identified with each intangible asset or related asset group to the carrying amount of such assets. If the expected future cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value.

In assessing the fair value of our other intangibles, we must make assumptions that a market participant would make regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change, we may be required to record impairment charges for these assets in the future.

Product Warranties

For some of our heating, ventilation and air conditioning ("HVAC") products, we provide warranty terms ranging from one to 20 years to customers for certain components such as compressors or heat exchangers. For select products, we also provide lifetime warranties for heat exchangers. A liability for estimated warranty expense is recorded on the date that revenue is recognized. Our estimates of future warranty costs are determined for each product line. The number of units that we expect to repair or replace is determined by applying the estimated failure rate, which is generally based on historical experience, to the number of units that have been sold and are still under warranty. The estimated units to be repaired under warranty are multiplied by the average cost to repair or replace such products to determine the estimated future warranty cost. We do not discount product warranty liabilities as the amounts are not fixed and the timing of future cash payments is neither fixed nor reliably determinable. We also provide for specifically identified warranty obligations. Estimated future warranty costs are subject to adjustment from time to time depending on changes in actual failure rate and cost experience. Subsequent costs incurred for warranty claims serve to reduce the accrued product warranty liability.

Pensions and Postretirement Benefits

We provide pension and postretirement medical benefits to eligible domestic and foreign employees and recognize pension and postretirement benefit costs over the estimated service life or average life expectancy of those employees. We also recognize the funded status of our benefit plans, as measured at year-end by the difference between plan assets at fair value and the benefit obligation, in the Consolidated Balance Sheets. Changes in the funded status are recognized in the year in which the changes occur through accumulated other comprehensive income ("AOCI"). Actuarial gains or losses are amortized into net period benefit cost over the estimated service life of covered employees or average life expectancy of participants depending on the plan.

The benefit plan assets and liabilities reflect assumptions about the long-range performance of our benefit plans. Should actual results differ from management's estimates, revisions to the benefit plan assets and liabilities would be required. For additional disclosures on pension and postretirement medical benefits, including how we determine the assumptions used, see Note 12.

Self-Insurance

Self-insurance expense and liabilities, calculated on an undiscounted basis, are actuarially determined based primarily on our historical claims information, as well as industry factors and trends. As of December 31, 2010, self-insurance and captive reserves represent the best estimate of the future payments to be made on losses reported and unreported for 2010 and prior years. The majority of our self-insured risks (excluding auto liability and physical damage) will be paid over an extended period of time.

Actual payments for claims reserved as of December 31, 2010 may vary depending on various factors, including the development and ultimate settlement of reported and unreported claims. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change. For additional disclosures on self-insured risks and reserves, see Note 10.

Derivatives

We use futures contracts and fixed forward contracts to mitigate the exposure to volatility in commodity prices and foreign exchange rates, and we use an interest rate swap to hedge changes in the benchmark interest rate related to our revolving credit facility. We hedge only exposures in the ordinary course of business and do not hold or trade derivatives for profit. All derivatives are recognized in the Consolidated Balance Sheets at fair value. Classification of each hedging instrument is based upon whether the maturity of the instrument is less than or greater than 12 months. For more information, see Note 8.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Unrecognized tax benefits are accounted for as required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. For more information, see Note 9.

Revenue Recognition

Our Residential Heating & Cooling, Commercial Heating & Cooling and Refrigeration segments' revenue recognition practices depend upon the shipping terms for each transaction. Shipping terms are primarily FOB Shipping Point and, therefore, revenues are recognized for these transactions when products are shipped to customers and title passes. However, certain customers in our smaller operations, primarily outside of North America, have shipping terms where title and risk of ownership do not transfer until the product is delivered to the customer. For these transactions, revenues are recognized on the date that the product is received and accepted by such customers. We have experienced returns for miscellaneous reasons and we record a reserve for these returns based on historical experience at the time we recognize revenue. Our historical rate of returns are insignificant as a percentage of sales.

Our Service Experts segment recognizes sales, installation, maintenance and repair revenues at the time the services are completed. The Service Experts segment also provides HVAC system design and installation services under fixed-price contracts, which may extend up to one year. Revenue for these services is recognized using the percentage-of-completion method, based on the percentage of incurred contract costs-to-date in relation to total estimated contract costs, after giving effect to the most recent estimates of total cost. The effect of changes to total estimated contract revenue or cost is recognized in the period such changes are determined. Provisions for estimated losses on individual contracts are made in the first period in which the loss becomes probable.

We engage in cooperative advertising, customer rebate, cash discount and other miscellaneous programs that result in payments or credits being issued to our customers. Our policy is to record the discounts and incentives as a reduction of sales when the sales are recorded, with the exception of certain cooperative advertising expenditures that are charged to Selling, General and Administrative ("SG&A") Expenses. Under these cooperative advertising programs, we receive, or will receive, an identifiable benefit (goods or services) in exchange for the consideration given.

Cost of Goods Sold

The principal components of cost of goods sold in our manufacturing operations are component costs, raw materials, factory overhead, labor, estimated costs of warranty expense, and freight and distribution costs. In our Service Experts segment, the principal components of cost of goods sold are equipment, vehicle costs, parts and supplies, and labor.

Selling, General and Administrative Expenses

SG&A expenses include all other payroll and benefit costs, advertising, commissions, research and development, information technology costs, and other selling, general and administrative related costs such as insurance, travel, non-production depreciation and rent.

Stock-Based Compensation

We recognize compensation expense for stock-based arrangements over the required employee service periods. We base stock-based compensation costs on the estimated grant-date fair value of the stock-based awards that are expected to ultimately vest and adjust expected vesting rates to actual rates as additional information becomes known. We also adjust performance achievement rates based on our best estimates of those rates at the end of the performance period.

Translation of Foreign Currencies

All assets and liabilities of foreign subsidiaries and joint ventures are translated into U.S. dollars using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates during the year. The unrealized translation gains and losses are included in AOCI in the accompanying Consolidated Balance Sheets. Transaction gains and losses are included in Losses (Gains) and Other Expenses, net in the accompanying Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, pension and postretirement medical benefits, among others. These estimates and assumptions are based on our best estimates and judgment.

We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We believe these estimates and assumptions to be reasonable under the circumstances and adjust such estimates and assumptions when facts and circumstances dictate. Volatile equity, foreign currency, and commodity markets, have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Reclassifications

Certain amounts have been reclassified from the prior year presentation to conform to the current year presentation.

3. Inventories:

Components of inventories are as follows (in millions):

	For the Years Ended December 31,	
	2010	2009
Finished goods	$213.7	$182.3
Work in process	6.5	7.2
Raw materials and repair parts	137.0	132.7
	357.2	322.2
Excess of current cost over last-in, first-out cost	(71.0)	(72.0)
Total inventories	$286.2	$250.2

Repair parts are primarily utilized in service operations and to fulfill our warranty obligations.

The Company recorded income of $0.7 million and $1.3 million from LIFO inventory liquidations during 2010 and 2009, respectively.

4. Property, Plant and Equipment:

Components of property, plant and equipment are as follows (in millions):

	For the Years Ended December 31,	
	2010	2009
Land	$ 39.3	$ 37.7
Buildings and improvements	226.5	220.2
Machinery and equipment	625.4	583.0
Construction in progress and equipment not yet in service	17.8	39.7
Total	909.0	880.6
Less-accumulated depreciation	(584.7)	(551.0)
Property, plant and equipment, net	$ 324.3	$ 329.6

The balances above include capital lease assets composed of buildings and improvements and machinery and equipment totaling $17.1 million and $17.6 million, net of accumulated depreciation of $5.6 million and $4.5 million for the years ended December 31, 2010 and 2009, respectively.

During 2009, the Company recorded $6.0 million in impairment charges related to the abandonment of information technology assets that had not yet been placed in service. There were no impairment charges during 2010.

5. Goodwill, Intangible and Other Assets:

Goodwill

The changes in the carrying amount of goodwill related to continuing operations, by segment, are as follows (in millions):

	Segment				
	Residential Heating & Cooling	Commercial Heating & Cooling	Service Experts	Refrigeration	Total
Balance as of January 1, 2009:					
Goodwill	$33.7	$31.2	$ 301.8	$73.6	$ 440.3
Accumulated impairment loss	—	—	(208.0)	—	(208.0)
	33.7	31.2	93.8	73.6	232.3
Changes(1)	—	0.1	13.1	11.9	25.1
Balance as of December 31, 2009:					
Goodwill	$33.7	$31.3	$ 314.9	$85.5	$ 465.4
Accumulated impairment loss	—	—	(208.0)	—	(208.0)
	33.7	31.3	106.9	85.5	257.4
Changes(2)	—	(1.3)	9.7	6.0	14.4
Balance as of December 31, 2010:					
Goodwill	33.7	30.0	324.6	91.5	479.8
Accumulated impairment loss	—	—	(208.0)	—	(208.0)
	$33.7	$30.0	$ 116.6	$91.5	$ 271.8

(1) Changes in 2009 primarily relate to changes in foreign currency translation rates, offset by the write-off of $4.4 million of goodwill related to the sale of businesses, primarily in the Service Experts segment.

(2) During 2010, our Service Experts segment acquired a company which resulted in additional goodwill of $4.0 million. The other changes are related to fluctuations in foreign currency translation rates.

Intangible and Other Assets

Identifiable intangible and other assets subject to amortization are recorded in Other Assets in the accompanying Consolidated Balance Sheets and were comprised of the following (in millions):

	For the Years Ended December 31,					
	2010			2009		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Deferred financing costs	$ 9.2	$ (6.3)	$2.9	$ 7.3	$(5.5)	$1.8
Customer relationships	4.5	(1.5)	3.0	3.3	(1.1)	2.2
Other	4.5	(3.2)	1.3	3.4	(2.3)	1.1
Total	$18.2	$(11.0)	$7.2	$14.0	$(8.9)	$5.1

Amortization of intangible assets was as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Amortization expense	$2.0	$1.6	$1.5

Estimated intangible amortization expense for the next five years is as follows (in millions):

2011	$1.9
2012	1.5
2013	0.9
2014	0.9
2015	0.9
Thereafter	1.1

As of December 31, 2010 and 2009, we had $4.9 million and $4.8 million respectively of intangible assets primarily consisting of trademarks, which are not subject to amortization.

6. Joint Ventures and Other Equity Investment:

Joint Ventures

We participate in two joint ventures; the largest is located in the U.S. and the other in Mexico. These joint ventures are engaged in the manufacture and sale of compressors, unit coolers and condensing units. Because we exert significant influence over these affiliates based upon our respective 25% and 50% ownership, but do not control them due to venture partner participation, they have been accounted for under the equity method and their financial position and results of operations are not consolidated. We purchase compressors from our U.S. joint venture for use in certain of our products.

The combined balance of equity method investments included in Other Assets, net totaled (in millions):

	As of December 31,	
	2010	2009
Other Assets, net	$28.2	$30.0

Purchases of compressors from our U.S. joint venture that were included in Cost of Goods Sold in the Consolidated Statements of Operations were approximately (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Purchases of compressors	$86.1	$95.0	$123.2

During 2008, the Company loaned $1.6 million to its joint venture in Mexico due to that entity's cash needs related to margin calls on forward commodity contracts and operating cash requirements. The joint venture partner loaned equal amounts under identical terms to the joint venture; and therefore, the investment continues to be recorded under the equity method. As of December 31, 2010 and 2009, the outstanding loan balance was $0.9 million and $1.6 million, respectively.

Other Investment

LII also has an investment in a compressor manufacturer located in Thailand. During 2008, under the equity method we recorded investment losses of $0.3 million and dividends of $1.1 million as reductions to the investment balance. We also recorded $9.1 million of impairment charges related to this investment in 2008.

Also, as a result of a rights offering in 2008, our percentage of equity ownership declined from 13% to 9%. While formerly accounted for under the equity method, the investment of $18.0 million in 2010 and $5.4 million in 2009 was accounted for as an available-for-sale marketable equity security. A net gain of $12.5 million in 2010 was recorded in AOCI. The fair value of the investment was measured based upon the quoted market price of the investee's common stock as listed on the Stock Exchange of Thailand, multiplied by the number of shares owned. For more information on the valuation of this investment, see Note 20.

7. Current Accrued Expenses:

Significant components of current accrued expenses are presented below (in millions):

	For the Years Ended December 31,	
	2010	2009
Accrued compensation and benefits	$ 87.6	$ 66.4
Self insurance reserves	61.3	60.4
Deferred income	34.9	32.7
Accrued warranties	31.2	31.5
Accrued product quality issue	16.0	21.6
Accrued rebates and promotions	38.2	36.7
Derivative contracts	2.2	2.0
Other	63.1	65.3
Total continuing operations accrued expenses	$334.5	$316.6
Discontinued operations accrued expenses	—	1.3
Total current accrued expenses	$334.5	$317.9

8. Derivatives:

General

Our earnings and cash flows are subject to fluctuations due to changes in commodity prices, interest rates, and foreign currency exchange rates, and we seek to mitigate a portion of these risks by entering into derivative contracts. The derivatives we use are commodity futures contracts, interest rate swaps, and currency forward contracts. We do not use derivatives for speculative purposes.

The derivatives we enter into may be, but are not always, accounted for as hedges. To qualify for hedge accounting, the derivatives must be highly effective in reducing the risk exposure that they are designed to hedge, and it must be probable that the underlying transaction will occur. For instruments designated as cash flow hedges, we must formally document, at inception, the relationship between the derivative and the hedged item, the risk management objective, the hedging strategy for use of the hedged instrument, and how hedge effectiveness is, and will be, assessed. This documentation also includes linking the derivatives that are designated as cash flow hedges to forecasted transactions. We assess hedge effectiveness at inception and at least quarterly throughout the hedge designation period.

We recognize all derivatives as either assets or liabilities at fair value in the Consolidated Balance Sheets, regardless of whether or not hedge accounting is applied. For more information on the fair value of these derivative instruments, see Note 20. We report cash flows arising from our hedging instruments consistent with the classification of cash flows from the underlying hedged items. Accordingly, cash flows associated with our derivative programs are classified as operating activities in the accompanying Consolidated Statements of Cash Flows.

We monitor our derivative positions and credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

Hedge Accounting

The derivatives that we use as hedges of commodity prices and movements in interest rates are accounted for as cash flow hedges. The effective portion of the gain or loss on the derivatives accounted for as hedges is recorded, net of applicable taxes, in AOCI, a component of Stockholders' Equity in the accompanying Consolidated Balance Sheets. When earnings are affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the derivatives that is deferred in AOCI is reclassified into earnings in the same financial statement line item that the hedged item is recorded in. Ineffectiveness, if any, is recorded in earnings each period. If the hedging relationship ceases to be highly effective, the net gain or loss shall remain in AOCI and will be reclassified into earnings when earnings are affected by the variability of the underlying cash flow. If it becomes probable that the forecasted transaction will not occur by the end of the originally specified period or within two months thereafter, the net gain or loss remaining in AOCI will be reclassified to earnings immediately.

Accounting for Derivatives When Hedge Accounting is Not Applied

We may also enter into derivatives that economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting to these instruments. The changes in fair value of the derivatives act as an economic offset to changes in the fair value of the underlying items. Changes in the fair value of instruments not designated as cash flow hedges are recorded in earnings throughout the term of the derivative instrument and are reported in Losses (Gains) and Other Expenses, net in the accompanying Consolidated Statements of Operations.

Objectives and Strategies for Using Derivative Instruments

Commodity Price Risk

We utilize a cash flow hedging program to mitigate our exposure to volatility in the prices of metal commodities we use in our production processes. The hedging program includes the use of futures contracts, and we enter into these contracts based on our hedging strategy. We use a dollar cost averaging strategy for our hedge program. As part of this strategy, a higher percentage of commodity price exposures are hedged near term with lower percentages hedged at future dates. This strategy provides us with protection against near-term price volatility caused by market speculators and market forces, such as supply variation, while allowing us to adjust to market price movements over time. Upon entering into futures contracts, we lock in prices and are subject to derivative losses should the metal commodity prices decrease and gains should the prices increase.

Interest Rate Risk

A portion of our debt bears interest at variable interest rates and therefore, we are subject to variability in the cash paid for interest expense. In order to mitigate a portion of this risk, we use a hedging strategy to eliminate the variability of cash flows in the interest payments associated with the first $100 million of the total variable-rate debt outstanding under our revolving credit facility that is solely due to changes in the benchmark interest rate. This strategy allows us to fix a portion of our interest payments.

On June 12, 2009, we entered into a $100 million pay-fixed, receive-variable interest rate swap with a large financial institution at a fixed interest rate of 2.66%. The variable portion of the interest rate swap is tied to the 1-Month LIBOR (the benchmark interest rate). The interest rates under both the interest rate swap and the underlying debt are reset, the swap is settled with the counterparty, and interest is paid, on a monthly basis. The interest rate swap expires October 12, 2012. We account for the interest rate swap as a cash flow hedge.

Foreign Currency Risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of assets and liabilities arising in foreign currencies. Our objective for entering into foreign currency forward contracts is to mitigate the impact of short-term currency exchange rate movements on certain short-term intercompany transactions. In order to meet that objective, we periodically enter into foreign currency forward contracts that act as economic hedges against changes in foreign currency exchange rates. These forward contracts are not designated as hedges and generally expire during the quarter that we entered into them.

Cash Flow Hedges

We include (gains) losses in AOCI in connection with our commodity cash flow hedges. The (gains) losses related to commodity price hedges are expected to be reclassified into earnings within the next 18 months based on the prices of the commodities at settlement date. Assuming that commodity prices remain constant, $10.9 million of derivative gains are expected to be reclassified into earnings within the next 12 months. Commodity futures contracts that are designated as cash flow hedges and are in place as of December 31, 2010 are scheduled to mature through May 2012.

The (gains) losses related to our interest rate swap are expected to be reclassified into earnings within the next 22 months based on the term of the swap. Assuming that the benchmark interest rate remains constant, $1.4 million of derivative losses are expected to be reclassified into earnings within the next 12 months.

We recorded the following amounts related to our cash flow hedges (in millions):

	As of December 31,	
	2010	2009
Commodity Price Hedges:		
Gains included in AOCI, net of tax	$(11.7)	$(7.2)
Provision for income taxes	6.7	4.1
Interest Rate Swap:		
Losses included in AOCI, net of tax	$ 2.3	$ 1.4
Benefit from income taxes	(1.3)	(0.8)

We had the following outstanding commodity futures contracts designated as cash flow hedges (in millions):

	As of December 31,	
	2010 (Pounds)	2009 (Pounds)
Copper	18.5	12.6

Derivatives not Designated as Cash Flow Hedges

For commodity derivatives not designated as cash flow hedges, we follow the same hedging strategy as for derivatives designated as cash flow hedges. We elect not to designate these derivatives as cash flow hedges at inception of the arrangement. We had the following outstanding commodity futures contracts not designated as cash flow hedges (in millions):

	As of December 31,	
	2010 (Pounds)	2009 (Pounds)
Copper	1.4	0.9
Aluminum	1.4	0.9

During 2010, we entered into foreign currency forward contracts with notional amounts of $217.0 million and £16.5 million, of which $35.0 million and £2.0 million were outstanding at December 31, 2010. During 2009, we entered into foreign currency forward contracts with notional amounts of $123.6 million, of which $12.2 million were outstanding at December 31, 2009.

Information About the Location and Amounts of Derivative Instruments

For information on the location and amounts of derivative fair values in the Consolidated Balance Sheets and derivative gains and losses in the Consolidated Statements of Operations, see the tabular information presented below (in millions):

Fair Values of Derivative Instruments

	As of December 31,			
	2010		2009	
Asset Derivatives	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under FASB ASC Topic 815				
Commodity futures contracts	Other Assets (Current)	$17.4	Other Assets (Current)	$11.1
Commodity futures contracts	Other Assets (Non-current)	1.3	Other Assets (Non-current)	0.3
		18.7		11.4
Derivatives not designated as hedging instruments under FASB ASC Topic 815				
Commodity futures contracts	Other Assets (Current)	1.4	Other Assets (Current)	1.1
Commodity futures contracts	Other Assets (Non-Current)	0.1	Other Assets (Non-Current)	—
Foreign currency forward contracts	Other Assets (Current)	0.2	Other Assets (Current)	—
		1.7		1.1
Total Asset for Derivatives		$20.4		$12.5
Liability Derivatives				
Derivatives designated as hedging instruments under FASB ASC Topic 815				
Interest rate swap	Accrued Expenses	2.2	Accrued Expenses	2.0
Interest rate swap	Other Liabilities	1.4	Other Liabilities	0.3
Total Liability for Derivatives		$ 3.6		$ 2.3

The Effect of Derivative Instruments on the Consolidated Statements of Operations

Derivatives in FASB ASC Topic 815 Cash Flow Hedging Relationships	Location of Loss or (Gain) Reclassified from AOCI into Income (Effective Portion)	Amount of Loss or (Gain) Reclassified from AOCI into Income (Effective Portion) For the Years Ended December 31, 2010	2009	2008
Commodity futures contracts	Cost of Goods Sold	$(11.2)	$19.6	$(7.0)
Interest rate swap	Interest Expense, net	2.4	1.3	—
		$ (8.8)	$20.9	$(7.0)

Derivatives in FASB ASC Topic 815 Cash Flow Hedging Relationships	Location of Loss or (Gain) Recognized in Income on Derivatives (Ineffective Portion)	Amount of Loss or (Gain) Recognized in Income on Derivatives (Ineffective Portion) For the Years Ended December 31, 2010	2009	2008
Commodity futures contracts	Losses (Gains) and Other Expenses, net	$(0.4)	$(0.1)	$0.3

Derivatives Not Designated as Hedging Instruments under FASB ASC Topic 815	Location of (Gain) or Loss Recognized in Income on Derivatives	Amount of Loss or (Gain) Recognized in Income on Derivatives For the Years Ended December 31, 2010	2009	2008
Commodity futures contracts	Losses (Gains) and Other Expenses, net	$(1.7)	$(3.4)	$5.7
Foreign currency forward contracts	Losses (Gains) and Other Expenses, net	(0.2)	3.1	—
		$(1.9)	$(0.3)	$5.7

For more information on the valuation of these derivative instruments, see Note 20.

9. Income Taxes:

Our income tax provision (benefits) from continuing operations consisted of the following (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$54.7	$17.5	$32.4
State	6.0	5.0	5.8
Foreign	7.3	8.1	11.0
Total current	68.0	30.6	49.2
Deferred:			
Federal	(6.9)	9.9	27.1
State	(1.6)	3.0	4.2
Foreign	—	(4.4)	—
Total deferred	(8.5)	8.5	31.3
Total income tax provision	$59.5	$39.1	$80.5

Income from continuing operations before income taxes was comprised of the following (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Domestic	$157.2	$ 99.7	$186.9
Foreign	19.4	1.2	17.4
Total	$176.6	$100.9	$204.3

The difference between the income tax provision from continuing operations computed at the statutory federal income tax rate and the financial statement provision for taxes is summarized as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Provision at the U.S. statutory rate of 35%	$61.8	$35.3	$71.5
Increase (reduction) in tax expense resulting from:			
State income tax, net of federal income tax benefit	2.5	3.8	7.7
Other permanent items	(2.3)	(2.8)	(1.2)
Research tax credit	(0.5)	(0.6)	—
Decrease in tax audit reserves	(0.2)	(1.6)	—
Change in valuation allowance	(1.8)	4.5	1.1
Foreign taxes at rates other than 35% and miscellaneous other	—	0.5	1.4
Total income tax provision	$59.5	$39.1	$80.5

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and are reflected as current or non-current depending on the classification of the asset or liability generating the deferred tax. The deferred tax provision for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

Deferred tax assets (liabilities) were comprised of the following (in millions):

	For the Years Ended December 31,	
	2010	2009
Gross deferred tax assets:		
Warranties	$ 32.0	$ 36.0
Net operating losses (foreign and U.S. state)	42.2	48.3
Postretirement and pension benefits	42.6	30.2
Inventory reserves	4.1	6.3
Receivables allowance	6.4	4.3
Compensation liabilities	17.3	20.3
Deferred income	7.8	8.0
Insurance liabilities	15.4	2.4
Other	10.6	10.5
Total deferred tax assets	178.4	166.3
Valuation allowance	(24.3)	(30.9)
Total deferred tax assets, net of valuation allowance	154.1	135.4
Gross deferred tax liabilities:		
Depreciation	(11.1)	(14.6)
Intangibles	(6.6)	(4.1)
Other	(12.5)	(7.2)
Total deferred tax liabilities	(30.2)	(25.9)
Net deferred tax assets	$123.9	$109.5

As of December 31, 2010 and 2009, we had $6.5 million and $9.6 million in tax effected state net operating loss carryforwards, respectively, and $35.8 million and $38.7 million in tax effected foreign net operating loss carryforwards, respectively. The state and foreign net operating loss carryforwards begin expiring in 2011. The deferred tax asset valuation allowance relates primarily to the operating loss carryforwards in various states in the U.S., European and Asian tax jurisdictions. The decrease in the valuation allowance is primarily the result of foreign and state losses which were not previously benefited and currency fluctuation.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the reversal of existing taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances, as of December 31, 2010.

In order to realize the net deferred tax asset, we will need to generate future foreign taxable income of approximately $98.5 million during the periods in which those temporary differences become deductible. We also will need to generate U.S. federal income of approximately $46.8 million in addition to our carryback capacity to fully realize the federal deferred tax asset. U.S. taxable income for the years ended December 31, 2010 and 2009 was $150.5 million and $36.7 million, respectively.

A limited provision has been made for income taxes which may become payable upon distribution of our foreign subsidiaries' earnings related to the Czech Republic. It is not practicable to estimate the amount of tax that might be payable with regard to any other distribution of foreign subsidiary earnings because our intent is to permanently reinvest these earnings or to repatriate earnings when it is tax effective to do so.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance as of December 31, 2008	$14.9
Increases related to prior year tax positions	0.1
Decreases related to prior year tax positions	(7.2)
Increases related to current year tax positions	0.1
Settlements	(6.4)
Balance as of December 31, 2009	$ 1.5
Decreases related to prior year tax positions	(0.4)
Settlements	(0.1)
Balance as of December 31, 2010	$ 1.0

Included in the balance of unrecognized tax benefits as of December 31, 2010 are potential benefits of $0.7 million that, if recognized, would affect the effective tax rate on income from continuing operations. As of December 31, 2010, we had recognized $0.1 million (net of federal tax benefits) in interest and penalties in income tax expense.

The Internal Revenue Service ("IRS") completed its examination of our consolidated tax returns for the years 1999 — 2003 and issued a Revenue Agent's Report ("RAR") on April 6, 2006. We reached a settlement with the IRS in December 2008 that resulted in an immaterial impact to the Consolidated Statements of Operations.

The IRS completed its examination of our consolidated tax returns for the years 2004-2005 and issued an RAR on July 31, 2008. We reached a settlement with the IRS in the fourth quarter of 2009 that resulted in an immaterial impact to the Consolidated Statements of Operations.

The IRS completed its examination of our consolidated tax returns for the years 2006-2007 and issued an RAR on June 1, 2009. We reached a settlement with the IRS in the third quarter of 2009 that resulted in an immaterial impact to the Consolidated Statements of Operations.

We are currently under examination for our U.S. federal income taxes for 2008, 2009 and 2010. We are subject to examination by numerous other taxing authorities in jurisdictions such as Australia, Belgium, France, Canada, and Germany. We are generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2004.

During 2010, numerous states, including Colorado, Maine, Utah, the District of Columbia, California and Connecticut, enacted legislation effective for tax years beginning on or after January 1, 2010, including requirements for combined reporting, changes to apportionment methods and changes to nexus requirements. We determined the impact of these changes to be immaterial.

10. Commitments and Contingencies:

Leases

The approximate minimum commitments under all non-cancelable leases outstanding as of December 31, 2010 are as follows (in millions):

	Operating Leases	Capital Leases
2011	$ 54.2	$ 1.1
2012	40.4	1.0
2013	27.7	0.9
2014	17.4	0.7
2015	11.9	0.6
Thereafter	19.8	14.8
Total minimum lease payments	$171.4	19.1
Less amount representing interest		1.5
Present value of minimum payments		$17.6

On June 22, 2006, we entered into an agreement with a financial institution to lease our corporate headquarters in Richardson, Texas for a term of seven years (the "Lake Park Lease"). The leased property consists of an office building of approximately 192,000 square feet, land and related improvements. During the term, the Lake Park Lease requires us to pay base rent in quarterly installments, payable in arrears. At the end of the term, we must do one of the following: (i) purchase the property for approximately $41.2 million; (ii) make a final payment under the lease equal to approximately 82% of the Lease Balance and return the property to the financial institution in good condition; (iii) arrange for the sale of the leased property to a third party; or (iv) renew the lease under mutually agreeable terms. If we elect to sell the property to a third party and the sales proceeds are less than the Lease Balance, we must pay any such deficit to the financial institution. Any such payment cannot exceed 82% of the Lease Balance.

Our obligations under the Lake Park Lease are secured by a pledge of our interest in the leased property and are also guaranteed by us and certain of our subsidiaries. The Lake Park Lease, as amended, contains restrictive covenants that are consistent with those of our revolving credit facility. We were in compliance with these financial covenants as of December 31, 2010. The Lake Park Lease is accounted for as an operating lease.

Environmental

Applicable environmental laws can potentially impose obligations to remediate hazardous substances at our properties, at properties formerly owned or operated by us and at facilities to which we have sent or send waste for treatment or disposal. We are aware of contamination at some facilities; however, we do not presently believe that any future remediation costs at such facilities will be material to our results of operations.

The amount and timing of cash payments are reliably determinable and, therefore, we have recorded environmental reserves at their present values.

The following information relates to our environmental reserve (in millions except percentages):

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
Discounted liabilities recorded in:		
Accrued Expenses	$ 1.1	$ 1.3
Other Long-Term Liabilities	3.3	3.0
	$ 4.4	$ 4.3
Undiscounted liabilities	$ 4.8	$ 5.8
Discount rate	1.3%-7.9%	3.3%-9.9%

Estimates of future costs are subject to change due to changing environmental remediation regulations and/or site-specific requirements.

Product Warranties

Total liabilities for estimated warranty are included in the following captions on the accompanying Consolidated Balance Sheets (in millions):

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
Accrued Expenses	$31.2	$31.5
Other Liabilities	44.3	50.0
	$75.5	$81.5

The changes in the total warranty liabilities for the years ended December 31, 2010 and 2009 were as follows (in millions):

Total warranty liability as of December 31, 2008	$ 94.1
Payments made in 2009	(27.3)
Changes resulting from issuance of new warranties	25.7
Changes in estimates associated with pre-existing liabilities	(12.7)
Changes in foreign currency translation rates	1.7
Total warranty liability as of December 31, 2009	$ 81.5
Payments made in 2010	(27.6)
Changes resulting from issuance of new warranties	27.6
Changes in estimates associated with pre-existing liabilities	(6.2)
Changes in foreign currency translation rates	0.2
Total warranty liability as of December 31, 2010	$ 75.5

	As of December 31, 2010	As of December 31, 2009
Accrued product quality issue (not covered under warranty)	$16.0	$21.6

At the end of each accounting period, we evaluate our warranty liabilities and during the second quarter of each year, we perform a complete reevaluation of our HVAC warranty liabilities. As a result of our annual evaluation, we recorded a reduction in warranty liabilities in the second quarter of 2010 that is the principal amount contained within the changes in estimates associated with pre-existing liabilities of $6.2 million above.

We incur the risk of liability claims for the installation and service of heating and air conditioning products, and we maintain liabilities for those claims that we self-insure. We are involved in various claims and lawsuits related to our products. Our product liability insurance policies have limits that, if exceeded, may result in substantial costs that could have an adverse effect on our results of operations. In addition, warranty claims are not covered by our product liability insurance and certain product liability claims may also not be covered by our product liability insurance. There have been no material changes in the circumstances since our latest fiscal year-end.

We also may incur costs related to our products that may not be covered under our warranties and are not covered by insurance, and we may, from time to time, repair or replace installed products experiencing quality issues in order to satisfy our customers and to protect our brand. These product quality issues may be caused by vendor-supplied components that fail to meet required specifications.

We have identified a product quality issue in a heating and cooling product line produced in 2006 and 2007 that we believe results from a vendor-supplied materials quality issue. We have recorded an expense of $24.4 million in 2009 for the portion of the issue that was probable and reasonably estimable. There were no material charges recorded in 2010. As of December 31, 2010 and 2009, $16.0 million and $21.6 million, respectively, was accrued for this matter. We may incur additional charges in the future as more information becomes available. The expense for this product quality issue, and the related liability, has not been included in the tables related to our estimated warranty liabilities. The expense related to this product quality issue was classified in Cost of Goods Sold in the Consolidated Statements of Operations and the related liability is included in Accrued Expenses in the accompanying Consolidated Balance Sheets.

Self Insurance

We use a combination of third-party insurance and self-insurance plans (large deductible or captive) to provide protection against claims relating to workers' compensation/employers' liability, general liability, product liability, auto liability, auto physical damage and other exposures. Prior to the third quarter of 2009, these policies were written by a third-party insurance provider, which was then reinsured by our captive insurance subsidiary. Starting with the third quarter of 2009, we use large deductible insurance plans for workers' compensation/employers' liability, general liability, product liability, and auto liability. These policies are written through third-party insurance providers. We also carry umbrella or excess liability insurance for all third-party and self-insurance plans, except for directors' and officers' liability, property damage and various other insurance programs. We believe the limit within our excess policy is adequate for companies of our size in our industry. We believe that the deductibles and liability limits retained by LII and the captive are customary for companies of our size in our industry and are appropriate for our business.

In addition, we use third-party insurance plans for property damage, aviation liability, directors' and officers' liability, and other exposures. Each of these policies may include per occurrence and annual aggregate limits. However, we believe these limits are customary for companies of our size in our industry and are appropriate for our business.

We maintain safety and manufacturing programs that are designed to improve the safety and effectiveness of our business processes and, as a result, reduce the level and severity of our various self-insurance risks. In recent years, our actual claims experience has been trending favorably and therefore, both self-insurance expense and the related liability have decreased.

Since we have a captive insurance company, we are required to maintain specified levels of liquid assets from which we must pay claims. The majority of our self-insured risks (excluding auto liability and physical damage) will be paid over an extended period of time. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change.

The self-insurance liabilities recorded in Accrued Expenses in the accompanying Consolidated Balance Sheets were $61.3 million and $60.4 million as of December 31, 2010 and 2009, respectively.

Litigation

We are involved in a number of claims and lawsuits incident to the operation of our businesses. Insurance coverages are maintained and estimated costs are recorded for such claims and lawsuits. It is management's opinion that none of these claims or lawsuits will have a material adverse effect on our financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

We estimate the costs to settle pending litigation based on experience involving similar claims and specific facts known. We do not believe that any current or pending or threatened litigation will have a material adverse effect on our financial position. Litigation and arbitration, however, involve uncertainties and it is possible that the eventual outcome of litigation could adversely affect our results of operations for a particular period.

We estimate the costs to settle pending litigation based on experience involving similar claims and specific facts known. We do not believe that any current or pending or threatened litigation with have a material adverse effect on our financial position. Litigation and arbitration, however, involve uncertainties and it is possible that the eventual outcome of litigation could adversely affect our results of operations for a particular period. We are the defendant in a class action lawsuit related to certain hearth products we produced and sold that claims such products are hazardous and that consumers were not adequately warned. On August 23, 2010, the Company and the plaintiffs entered into a binding Memorandum of Understanding ("MOU") and have reached tentative terms for settlement of the case. At the parties' request, the court stayed the lawsuit shortly after the MOU was signed. On January 11, 2011, the court granted preliminary approval of the settlement. The court set June 2, 2011 as the date for the final approval hearing. Total charges related to this matter recorded in 2010 were $9.3 million. These charges are included in Selling, General and Administrative Expenses and Losses (Gains) and Other Expenses, Net in the accompanying Consolidated Statement of Operations.

11. Long-Term Debt, Lines of Credit and Asset Securitization:

Long-Term Debt and Lines of Credit

The following tables summarize our outstanding debt obligations and the classification in the accompanying Consolidated Balance Sheet (in millions):

Description of Obligation As of December 31, 2010	Short-Term Debt	Current Maturities	Long-Term Maturities	Total
Domestic revolving credit facility	$ —	$ —	$100.0	$100.0
Senior unsecured notes	—	—	200.0	200.0
Capital lease obligations	—	0.6	17.0	17.6
Other obligations	1.4	—	—	1.4
Total debt	$1.4	$0.6	$317.0	$319.0

Description of Obligation As of December 31, 2009	Short-Term Debt	Current Maturities	Long-Term Maturities	Total
Domestic promissory notes(1)	$—	$35.0	$ —	$ 35.0
Domestic revolving credit facility	—	—	176.5	176.5
Capital lease obligations	—	0.4	17.1	17.5
Other obligations	2.2	0.1	0.2	2.5
Total debt	$2.2	$35.5	$193.8	$231.5

(1) The domestic promissory notes matured on June 1, 2010 and were prepaid during the first quarter of 2010.

As of December 31, 2010, the aggregate amounts of required principal payments on long-term debt are as follows (in millions):

2011	$ 0.6
2012	100.7
2013	0.7
2014	0.6
2015	0.6
Thereafter	214.4

As of December 31, 2010, we had outstanding borrowings of $100.0 million under our $650.0 million domestic revolving credit facility and $69.5 million was committed to standby letters of credit. The remaining $480.5 million was available for future borrowings subject to covenant limitations. The facility matures in October 2012. As of December 31, 2010, we were in compliance with all covenant requirements.

We have additional borrowing capacity through several of our foreign subsidiaries used primarily to finance seasonal borrowing needs. We had $1.4 million and $2.5 million of obligations outstanding through our foreign subsidiaries as of December 31, 2010 and 2009, respectively. Available borrowing capacity at December 31, 2010 and 2009, under foreign facilities was $10.1 million and $12.6 million, respectively.

Our domestic revolving credit facility includes a subfacility for swingline loans of up to $50.0 million and provides for the issuance of letters of credit for the full amount available under the domestic revolving credit facility. Our weighted average borrowing rate on the domestic revolving credit facility was 0.96% and 0.84% as of December 31, 2010 and 2009, respectively.

Our domestic revolving credit facility contains financial covenants relating to leverage and interest coverage. Other covenants contained in our domestic revolving credit facility restrict, among other things, mergers, asset dispositions, guarantees, debt, liens, acquisitions, investments, affiliate transactions and our ability to make restricted payments. The financial covenants require us to maintain defined levels of Consolidated Indebtedness to Adjusted EBITDA Ratio and a Cash Flow (defined as EBITDA minus capital expenditures) to Net Interest Expense Ratio. The required ratios as of December 31, 2010 are detailed below:

Consolidated Indebtedness to Adjusted EBITDA Ratio not greater than	3.5 : 1.0
Cash Flow to Net Interest Expense Ratio no less than	3.0 : 1.0

Our domestic revolving credit facility contains customary events of default. These events of default include nonpayment of principal or interest, breach of covenants or other restrictions or requirements, default on any other indebtedness or receivables securitizations (cross default), and bankruptcy. A cross default under our revolving credit facility could occur if:

- we fail to pay any principal or interest when due on any other indebtedness or receivables securitization of at least $40.0 million; or
- we are in default in the performance of, or compliance with any term of any other indebtedness or receivables securitization in an aggregate principal amount of at least $40.0 million, or any other condition exists which would give the holders the right to declare such indebtedness due and payable prior to its stated maturity.

Each of our major debt agreements contains provisions by which a default under one agreement causes a default in the others (a cross default). If a cross default under the revolving credit facility, our senior unsecured notes, or our revolving period asset securitization program were to occur, it could have a wider impact on our liquidity than might otherwise occur from a default of a single debt instrument or lease commitment.

If any event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require the administrative agent to terminate our right to borrow under our domestic revolving credit facility and accelerate amounts due under our domestic revolving credit facility (except for a bankruptcy event of default, in which case such amounts will automatically become due and payable and the lenders' commitments will automatically terminate).

On May 6, 2010, we issued $200.0 million of senior unsecured notes due May 15, 2017 bearing fixed interest at 4.90% as a result of a public offering of securities. We received proceeds of $199.8 million from the offering for a yield of 4.91%. We also paid and capitalized $1.9 million of debt issue costs related to the issuance. We pay interest on the notes semiannually on May 15 and November 15.

The notes are guaranteed, on a senior unsecured basis, by each of our domestic subsidiaries that guarantee payment by us of any indebtedness under our domestic revolving credit facility. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of the subsidiary guarantors to: create or incur certain liens; enter into certain sale and leaseback transactions; enter into certain mergers, consolidations and transfers of substantially all of our assets; and transfer certain properties. The indenture also contains a cross default provision which is triggered if we default on other debt of at least $75 million in principal which is then accelerated, and such acceleration is not rescinded within 30 days of the notice date.

During 2008, we expanded our Tifton, Georgia manufacturing facility using the proceeds from Industrial Development Bonds ("IDBs"). We entered into a lease agreement with the owner of the property and the issuer of the IDBs, and through our lease payments fund the interest payments to investors in the IDBs. We also guaranteed the repayment of the IDBs and entered into letters of credit totaling $15.5 million to fund a potential repurchase of the IDBs in the event that investors exercised their right to tender the IDBs to the Trustee. As of December 31, 2010 and 2009, we recorded both a capital lease asset and a corresponding long-term obligation of $14.3 million related to these transactions.

Credit Rating

At December 31, 2010, our senior credit rating was Baa3, with a stable outlook, by Moody's and BBB-, with a stable outlook, by Standard & Poor's Rating Group ("S&P").

Asset Securitization

Under a revolving period asset securitization arrangement ("ASA"), we are eligible to sell beneficial interests in a portion of our trade accounts receivable to participating financial institutions for cash. The current arrangement expires November 18, 2011 and is subject to renewal and contains a provision whereby we retain the right to repurchase all of the outstanding beneficial interests transferred. Our continued involvement in the transferred assets includes servicing, collection and administration of the transferred beneficial interests.

The accounts receivable sold under the ASA are high quality domestic customer accounts that have not aged significantly and the program takes into account an allowance for uncollectable accounts. The receivables represented by the retained interest that we service are exposed to the risk of loss for any uncollectible amounts in the pool of receivables sold under the ASA. The fair values assigned to the retained and transferred interests are based on the sold accounts receivable carrying value given the short term to maturity and low credit risk.

The ASA contains certain restrictive covenants relating to the quality of our accounts receivable and cross-default provisions with our Credit Agreement. The administrative agent under the ASA is also a participant in our Credit Agreement. The participating financial institution has an investment grade credit rating. We continue to evaluate its credit rating and have no reason to believe it will not perform under the ASA. As of December 31, 2010, we were in compliance with all covenant requirements.

The ASA provides for a maximum securitization amount of $100.0 million or 100% of the net pool balance as defined by the ASA. However, eligibility for securitization is limited based on the amount and quality of the qualifying accounts receivable and is calculated monthly. The beneficial interest sold cannot exceed the maximum amount even if our qualifying accounts receivable is greater than the maximum amount at any point in time. The eligible amounts available were as follows (in millions):

	For the Years Ended December 31,	
	2010	2009
Eligible amount available under the ASA on qualified accounts receivable	$100.0	$72.5
Beneficial interest sold	—	—
Remaining amount available	$100.0	$72.5

Under the ASA, we pay certain discount fees to use the program and have the facility available to us. These fees relate to both the used and unused portions of the securitization. The used fee is based on the beneficial interest sold and calculated on the average floating commercial paper rate determined by the purchaser of the beneficial interest, plus a program fee of 0.75%. The rate as of December 31, 2010 and 2009 was 1.06% and 1.38%, respectively. The unused fee is based on 102% of the maximum available amount less the beneficial interest sold and calculated at 0.375% fixed rate throughout the term of the agreement. We recorded these fees in Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Operations. The amounts recorded were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Discount fees	$0.5	$0.7	$0.2

12. Employee Benefit Plans:

Defined Contribution Plans

We maintain noncontributory profit sharing plans for our eligible domestic and Canadian salaried employees. These plans are discretionary, as our contributions are determined annually by the Board of Directors. We also sponsor several defined contribution plans with employer contribution-matching requirements. We recorded the following (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Provisions for profit sharing contributions	$ —	$ —	$3.0
Contributions to defined contribution plans	$12.1	$12.4	$1.6

Pension and Postretirement Benefit Plans

We provide pension and postretirement medical benefits to eligible domestic and foreign employees. In the third quarter of 2008, we announced that we were freezing our defined benefit pension and profit sharing plans for our domestic and Canadian salaried employees and moving to an enhanced defined contribution plan in 2009 for our domestic salaried employees and 2010 for our Canadian salaried employees. We also maintain an unfunded postretirement benefit plan, which provides certain medical and life insurance benefits to eligible employees. In 2006, we amended the postretirement benefit plan to (i) eliminate post-65 coverage for current and future nonunion retirees and (ii) gradually shift the pre-65 medical coverage cost from us to participants starting in 2007 such that by 2010, pre-65 retirees would be paying 100% of the cost. As a result of this amendment, the postretirement plan will still exist in 2010 and eligible nonunion participants will still be able to receive group coverage rates. However, we will no longer be paying any portion of the participants' premiums.

The following tables set forth amounts recognized in our financial statements and the plans' funded status (dollars in millions):

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Accumulated benefit obligation	$333.2	$296.1	$ N/A	$ N/A
Changes in projected benefit obligation:				
Benefit obligation at beginning of year	$299.4	$284.6	$ 14.4	$ 14.1
Service cost	5.0	5.6	0.6	0.5
Interest cost	17.6	17.5	0.8	0.8
Plan participants' contributions	—	—	0.8	1.0
Amendments	—	—	(0.1)	—
Actuarial loss	34.0	9.1	2.4	1.3
Effect of exchange rates	0.4	3.9	—	—
Settlements and curtailments	(2.6)	(2.6)	—	(0.9)
Benefits paid	(17.5)	(18.7)	(1.9)	(2.4)
Benefit obligation at end of year	$336.3	$299.4	$ 17.0	$ 14.4
Changes in plan assets:				
Fair value of plan assets at beginning of year	$231.1	$174.0	$ —	$ —
Actual gain return on plan assets	27.6	33.0	—	—
Employer contribution	5.6	42.2	1.1	1.4
Plan participants' contributions	—	—	0.8	1.0
Effect of exchange rates	0.4	3.0	—	—
Plan settlements	(2.6)	(2.4)	—	—
Benefits paid	(17.5)	(18.7)	(1.9)	(2.4)
Fair value of plan assets at end of year	244.6	231.1	—	—
Funded status / net amount recognized	$ (91.7)	$ (68.3)	$(17.0)	$(14.4)
Net amount recognized consists of:				
Current liability	$ (3.6)	$ (1.6)	$ (1.1)	$ (1.0)
Non-current liability	(88.1)	(66.7)	(15.9)	(13.4)
Net amount recognized	$ (91.7)	$ (68.3)	$(17.0)	$(14.4)

Included in the Non-Current Pension Liability on the Consolidated Balance Sheets were plans with an over-funded position of $0.1 million as of December 31, 2010 and 2009 (in millions).

	For the Years Ended December 31,	
	2010	2009
Pension plans with a benefit obligation in excess of plan assets:		
Projected benefit obligation	$335.6	$298.7
Accumulated benefit obligation	332.5	295.4
Fair value of plan assets	243.8	230.3

Our U.S.-based pension plans comprised approximately 88.7% of the projected benefit obligation and 88.9% of plan assets as of December 31, 2010.

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost as of December 31:						
Service cost	$ 5.0	$ 5.6	$ 6.8	$ 0.6	$ 0.5	$ 0.8
Interest cost	17.6	17.5	16.4	0.8	0.8	0.8
Expected return on plan assets	(19.5)	(16.7)	(17.6)	—	—	—
Amortization of prior service cost	0.5	0.5	0.6	(1.9)	(1.9)	(1.9)
Recognized actuarial loss	5.1	8.9	4.6	1.2	1.2	1.1
Settlements and curtailments	1.4	1.0	3.1	—	(0.6)	—
Net periodic benefit cost	$ 10.1	$ 16.8	$ 13.9	$ 0.7	$ —	$ 0.8

The following table sets forth amounts recognized in AOCI in our financial statements for 2010 and 2009 (in millions):

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Amounts recognized in other comprehensive income (loss):				
Prior service costs	$ (3.5)	$ (4.0)	$ 14.7	$ 16.5
Actuarial loss	(176.2)	(156.6)	(19.8)	(18.7)
Subtotal	(179.7)	(160.6)	(5.1)	(2.2)
Deferred taxes	66.2	58.6	1.9	0.8
Net amount recognized	$(113.5)	$(102.0)	$ (3.2)	$ (1.4)
Changes recognized in other comprehensive income (loss):				
Current year prior service costs	$ —	$ —	(0.1)	$ —
Current year actuarial loss (gain)	25.8	(7.5)	2.4	0.5
Effect of exchange rates	0.3	1.5	—	—
Amortization of prior service (costs) credits	(0.5)	(0.5)	1.9	2.5
Amortization of actuarial loss	(6.5)	(9.9)	(1.3)	(1.3)
Total recognized in other comprehensive income	$ 19.1	$ (16.4)	$ 2.9	$ 1.7
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 29.2	$ 0.4	$ 3.6	$ 1.7

The estimated prior service (costs) credits and actuarial gains (losses) that will be amortized from AOCI in 2011 are $(0.5) million and $(9.5) million, respectively, for pension benefits and $1.9 million and $(1.2) million, respectively, for other benefits.

The following tables set forth the weighted-average assumptions used to determine Benefit Obligations and Net Periodic Benefit Cost for the U.S.-based plans in 2010 and 2009:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations as of December 31:				
Discount rate	5.45%	6.07%	5.30%	5.95%
Rate of compensation increase	4.23	4.23	—	—

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:						
Discount rate	6.07%	6.27%	6.48%	5.95%	6.42%	6.36%
Expected long-term return on plan assets	8.00	8.25	8.25	—	—	—
Rate of compensation increase	4.23	4.19	4.34	—	—	—

The following tables set forth the weighted-average assumptions used to determine Benefit Obligations and Net Periodic Benefit Cost for the non-U.S.-based plans in 2010 and 2009:

	Pension Benefits	
	2010	2009
Weighted-average assumptions used to determine benefit obligations as of December 31:		
Discount rate	5.43%	5.98%
Rate of compensation increase	3.94	3.98

	Pension Benefits		
	2010	2009	2008
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	5.98%	6.57%	5.60%
Expected long-term return on plan assets	5.59	6.24	6.61
Rate of compensation increase	3.98	3.90	4.22

To develop the expected long-term rate of return on assets assumption for the U.S. plans, we considered the historical returns and the future expectations for returns for each asset category, as well as the target asset allocation of the pension portfolio and the effect of periodic rebalancing. These results were adjusted for the payment of reasonable expenses of the plan from plan assets. This resulted in the selection of the 8.00% long-term rate of return on assets assumption. A similar process was followed for the non-U.S.-based plans.

To select a discount rate for the purpose of valuing the plan obligations for the U.S. plans, we performed an analysis in which the duration of projected cash flows from defined benefit and retiree healthcare plans were matched with a yield curve based on the appropriate universe of high-quality corporate bonds that were available. We used the results of the yield curve analysis to select the discount rate that matched the duration and payment stream of the benefits in each plan. This resulted in the selection of the 5.47% discount rate assumption for the U.S. qualified pension plans, 5.28% for the U.S. non-qualified pension plans, and 5.30% for the other benefits. A similar process was followed for the non-U.S.-based plans.

	2010	2009
Assumed health care cost trend rates as of December 31:		
Health care cost trend rate assumed for next year	8.50%	8.75%
Rate to which the cost rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2020	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for our healthcare plan. A one percentage-point change in assumed healthcare cost trend rates would have the following effects (in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$0.2	$(0.2)
Effect on the postretirement benefit obligation	1.6	(1.4)

Expected future benefit payments are shown in the table below (in millions):

	Years Ended December 31,					
	2011	2012	2013	2014	2015	2016- 2020
Pension benefits	$18.4	$16.9	$18.7	$17.9	$19.0	$103.6
Other benefits	1.1	1.1	1.1	1.2	1.2	7.1

We believe that by adequately diversifying the plan assets, asset returns can be optimized at an acceptable level of risk. Since equity securities have historically generated higher returns than fixed income securities and the plan is not fully funded, we believe it is appropriate to allocate more assets to equities than fixed income securities. In addition, these categories are further diversified among various asset classes including high yield and emerging markets debt, and international and emerging markets equities in order to avoid significant concentrations of risk. Our U.S. pension plan represents approximately 90%, our Canadian pension plan approximately 6%, and our United Kingdom ("U.K.") pension plan approximately 4% of the total fair value of our plan assets as of December 31, 2010.

Our U.S. pension plans' weighted-average asset allocations as of December 31, 2010 and 2009, by asset category, are as follows:

	Plan Assets as of December 31,	
Asset Category	2010	2009
U.S. equity	33.1%	33.2%
International equity	28.5	25.8
Fixed income	36.8	36.8
Money market/cash/guaranteed investment contracts	1.6	4.2
Total	100.0%	100.0%

U.S. pension plan investments are invested within the following range targets:

Asset Category	Target
U.S. equity	36.0%
International equity	24.0%
Fixed income	38.0%
Money market/cash/guaranteed investment contracts	2.0%

Our Canadian pension plan is invested in only one asset, which is a balanced fund that maintains diversification among various asset classes, including Canadian common stocks, bonds and money market securities, U.S. equities, other international equities and fixed income investments. Our U.K. pension plan was invested in a broad mix of assets consisting of U.K., U.S. and international equities, U.K. fixed income securities, including corporate and government bonds, and bank deposits.

The fair values of our pension plan assets, by asset category, are as follows:

	Fair Value Measurements as of December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Category:				
Cash and cash equivalents	$ 3.9	$ —	$—	$ 3.9
Commingled pools / Collective Trusts				
U.S. equity(1)	—	33.7	—	33.7
International equity(2)	—	53.8	—	53.8
Fixed income(3)	—	74.0	—	74.0
Mutual funds				
U.S. equity(4)	38.2	—	—	38.2
International equity(4)	6.5	—	—	6.5
Fixed income(5)	6.2	—	—	6.2
Balanced pension trust(6)				
U.S. equity	—	2.1	—	2.1
International equity	—	7.4	—	7.4
Bonds	—	5.3	—	5.3
Pension fund				
U.S. equity(7)	—	1.1	—	1.1
International equity(7)	—	5.7	—	5.7
Fixed income(8)	—	4.1	—	4.1
Money market instruments(9)	—	0.8	—	0.8
Guaranteed investment contracts	—	1.8	—	1.8
Total	$54.8	$189.8	$—	$244.6

	Fair Value Measurements as of December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets Category:				
Cash and cash equivalents	$ 8.9	$ —	$—	$ 8.9
Commingled pools / Collective Trusts				
U.S. equity(1)	—	45.5	—	45.5
International equity(2)	—	47.2	—	47.2
Fixed income(3)	—	69.7	—	69.7
Mutual funds				
U.S. equity(4)	23.0	—	—	23.0
International equity(4)	6.0	—	—	6.0
Fixed income(5)	6.0	—	—	6.0
Balanced pension trust(6)				
U.S. equity	—	2.0	—	2.0
International equity	—	7.0	—	7.0
Bonds	—	5.1	—	5.1
Guaranteed investment contracts	—	10.7	—	10.7
Total	$43.9	$187.2	$—	$231.1

Additional information about assets measured at Net Asset Value ("NAV") per share (in millions):

	As of December 31, 2010		
	Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
Assets Category:			
Commingled pools / Collective Trusts			
U.S. equity(1)	$ 33.7	n/a	n/a
International equity(2)	53.8	Monthly	10 — 15 days
Fixed income(3)	74.0	Quarterly	15 days
Mutual funds			
U.S. equity(4)	38.2	n/a	n/a
International equity(4)	6.5	n/a	n/a
Fixed income(5)	6.2	n/a	n/a
Balanced pension trust(6)			
U.S. equity	2.1	Daily	5 days
International equity	7.4	Daily	5 days
Bonds	5.3	Daily	5 days
Pension fund			
U.S. equity(7)	1.1	Daily	7 days
International equity(7)	5.7	Daily	7 days
Fixed income(8)	4.1	Daily	7 days
Money market instruments(9)	0.8	Daily	7 days
Total	$238.9		

	As of December 31, 2009		
	Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period
Assets Category:			
Commingled pools / Collective Trusts			
U.S. equity(1)	$ 45.5	Daily	4 days
International equity(2)	47.2	Daily, Monthly	4 — 15 days
Fixed income(3)	69.7	Quarterly	15 days
Mutual funds			
U.S. equity(4)	23.0	n/a	n/a
International equity(4)	6.0	n/a	n/a
Fixed income(5)	6.0	n/a	n/a
Balanced pension trust(6)			
U.S. equity	2.0	Daily	5 days
International equity	7.0	Daily	5 days
Bonds	5.1	Daily	5 days
Total	$211.5		

---

(1) This category includes investments primarily in U.S. equity securities that include large, mid and small capitalization companies.

(2) This category includes investments primarily in Non-U.S. equity securities that include large, mid and small capitalization companies in large developed markets as well as emerging markets equities.

(3) This category includes investments in U.S. investment grade and high yield fixed income securities, non-U.S. fixed income securities and emerging markets fixed income securities.

(4) These funds seek capital appreciation and generally invest in common stocks of U.S. and Non-U.S. issuers. They may invest in growth stocks or value stocks.

(5) This fund seeks to provide inflation protection. It currently invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government. It may invest in bonds of any maturity, though the fund typically maintains a dollar-weighted average maturity of 7 to 20 years.

(6) The investment objectives of the fund are to provide long-term capital growth and income by investing primarily in a well-diversified, balanced portfolio of Canadian common stocks, bonds and money market securities. The fund also holds a portion of its assets in U.S. and non-U.S. equities.

(7) This category includes investments in U.S. and Non-U.S. equity securities and aims to provide returns consistent with the markets in which it invests and provide broad exposure to countries around the world.

(8) This category includes investments in U.K. government index-linked securities (index-linked gilts) that have maturity periods of 5 years or longer and investment grade corporate bonds denominated in sterling.

(9) This fund invests in U.K. money market instruments and includes cash, bank deposits and short-term fixed interest investments.

The majority of our commingled pool /collective trust, mutual funds and balanced pension trusts are managed by professional investment advisors. The NAVs per share are furnished in monthly and/or quarterly statements received from the investment advisors and reflect valuations based upon their pricing policies. We have assessed the classification of the inputs used to value these investments at Level 1 for mutual funds and Level 2 for commingled pool / collective trusts and balance pension trusts through examination of their pricing policies and the related controls and procedures. The fair values we report are based on the pool or trust's NAV per share. The NAV's per share are calculated periodically (daily or no less than one time per month) as the aggregate value of each pool or trust's underlying assets divided by the number of units owned.

See Note 20 for information about our fair value hierarchies and valuation techniques.

13. Comprehensive Income (Loss):

Our accumulated balances, shown net of tax for each classification of comprehensive income (loss) are as follows (in millions):

	Foreign Currency Translation Adjustment	Pension and Postretirement Liability	Derivatives and Other	Total
Balance as of December 31, 2007	$118.7	(55.6)	0.5	63.6
Net change in currency translation and pension and postretirement liability during 2008	(84.9)	(55.9)	—	(140.8)
Net change associated with 2008 derivative and other transactions	—	—	(14.9)	(14.9)
Reclassification of derivative gains into earnings	—	—	(6.7)	(6.7)
Balance as of December 31, 2008	33.8	$(111.5)	$(21.1)	$ (98.8)
Net change in currency translation and pension and postretirement liability during 2009	59.5	8.1	—	67.6
Net change associated with 2009 derivative and other transactions	—	—	10.7	10.7
Reclassification of derivative gains into earnings	—	—	19.7	19.7
Balance as of December 31, 2009	$ 93.3	$(103.4)	$ 9.3	$ (0.8)
Net change in currency translation and pension and postretirement liability during 2010	28.2	(13.3)		14.9
Net change associated with 2010 derivative and other transactions	—	—	27.5	27.5
Reclassification of derivative gains into earnings	—	—	(11.4)	(11.4)
Balance as of December 31, 2010	$121.5	$(116.7)	$ 25.4	$ 30.2

14. Share Repurchases:

During 2008, our Board of Directors approved a $300.0 million share repurchase plan authorizing the repurchase of shares of our common stock through open market purchases (the "2008 Plan"). Also, during 2007, our Board of Directors approved a $500.0 million share repurchase plan authorizing the repurchase of shares of our common stock through open market purchases (the "2007 Plan").

The following table summarizes the share repurchase activity for years ended December 31, 2010, 2009 and 2008, by share repurchase plan and those related to share-based payments (in millions, except per share data):

	Related to Share-Based Payments	2008 Plan	2007 Plan	Total Share Repurchase Activity
2010 share repurchase activity:				
Number of shares	0.2	3.3	—	3.5
Weighted average price per share	$44.83	$43.97	$ —	$44.02
Amount Repurchased	$ 9.4	$144.3	$ —	$153.7
2009 share repurchase activity:				
Number of shares	0.2	—	—	0.2
Weighted average price per share	$30.55	$ —	$ —	$30.55
Amount repurchased	$ 5.6	$ —	$ —	$ 5.6
2008 share repurchase activity:				
Number of shares	0.4	0.6	8.3	9.3
Weighted average price per share	$35.10	$24.32	$35.72	$34.95
Amount repurchased	$ 12.5	$ 14.7	$296.6	$323.8

15. Stock-Based Compensation Plans:

Stock-Based Compensation expense is included in SG&A Expenses in the accompanying Consolidated Statements of Operations as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Compensation expense(1)	$15.4	$12.8	$11.8

(1) Stock-Based Compensation expense is recorded in our Corporate and other business segment.

Excess tax benefits classified as a financing cash inflow in the accompanying Consolidated Statements of Cash Flows were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Excess tax benefits	$5.3	$4.9	$11.0

Incentive Plan

Under the Lennox International Inc. 2010 Incentive Plan, as amended and restated (the "2010 Incentive Plan"), we are authorized to issue awards for 24,254,706 shares of common stock. As of December 31, 2010, awards for 20,478,607 shares of common stock had been granted, net of cancellations and repurchases. Consequently, as of December 31, 2010, there were 3,776,099 shares available for future issuance.

The 2010 Incentive Plan provides for various long-term incentive awards, which include stock options, performance share units, restricted stock units and stock appreciation rights. A description of these long-term incentive awards and related activity within each award category is provided below.

Performance Share Units

Total compensation expense for performance share units was $4.1 million, $1.8 million and $3.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The weighted-average fair value of performance share units granted during the years ended December 31, 2010, 2009 and 2008 was $44.85, $35.26 and $26.83 per share, respectively.

Under the 2010 Incentive Plan, performance share units are granted to certain employees at the discretion of the Board of Directors with a three-year performance period beginning January 1st of each year. Upon meeting the performance and vesting criteria, performance share units are converted to an equal number of shares of our common stock. Outstanding awards granted prior to 2003 vest after ten years of service at the target amount.

Performance share units vest if, at the end of the three-year performance period, at least the threshold performance level has been attained. To the extent that the payout level attained is less than 100%, the difference between 100% and the units earned and distributed will be forfeited. Eligible participants may also earn additional units of our common stock, which would increase the potential payout from 101% to 200% of the units granted, depending on LII's performance over the three-year performance period. The payout level for shares paid during years ended December 31, 2010, 2009 and 2008 was 127.68%, 200% and 200%, respectively.

Performance share units under the 2010 Incentive Plan are classified as equity awards, with the fair value of each unit equal to the average of the high and low market price of the stock on the date of grant for units granted prior to December 2007. The fair value of units granted after December 2007 is the average of the high and low market price of the stock on the date of grant discounted by the expected dividend rate over the service period. Units are amortized to expense ratably over the service period. The compensation expense for any additional units which may be earned is estimated each reporting period based on the fair value of the stock at the date of grant. The number of units expected to be earned will be adjusted, as necessary, to reflect the actual number of units awarded.

A summary of the status of our undistributed performance share units as of December 31, 2010, and changes during the year then ended, is presented below (in millions, except per share data):

	Year Ended December 31, 2010	
	Shares	Weighted-Average Grant Date Fair Value per Share
Undistributed performance share units:		
Undistributed as of December 31, 2009	1.0	$28.68
Granted	0.2	44.85
Additional shares earned	—	30.85
Distributed	(0.3)	27.07
Forfeited	(0.1)	22.52
Undistributed as of December 31, 2010(1)	0.8	33.90

(1) Undistributed performance share units as of December 31, 2010 include approximately 0.8 million units with a weighted-average grant date fair value of $33.90 per share that had not yet vested.

As of December 31, 2010, we had $12.6 million of total unrecognized compensation cost related to nonvested performance share units. Such cost is expected to be recognized over a weighted-average period of 2.4 years. Our estimated forfeiture rate for performance share units was 20.5% as of December 31, 2010.

The total fair value of performance share units distributed and the resulting tax deductions to realize tax benefits were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Fair value of performance share units distributed	$13.2	$9.6	$28.2
Realized tax benefits from tax deductions	5.0	3.7	10.7

Our practice is to issue new shares of common stock to satisfy performance share unit distributions.

Restricted Stock Units

Total compensation expense for restricted stock units was $6.6 million, $6.6 million and $4.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. The weighted-average fair value of restricted stock units granted during the years ended December 31, 2010, 2009 and 2008 was $44.80, $35.09 and $27.48 per share, respectively.

Under the 2010 Incentive Plan, restricted stock units are issued to attract and retain key employees. Generally, at the end of a three-year retention period, the units will vest and be distributed in shares of our common stock to the participant.

Restricted stock units under the 2010 Incentive Plan are classified as equity awards, with the fair value of each unit equal to the average of the high and low market price of the stock on the date of grant for units granted prior to December 2007. The fair value of units granted after December 2007 is the average of the high and low market price of the stock on the date of grant discounted by the expected dividend rate over the service period. Units are amortized to compensation expense ratably over the service period.

A summary of the status of our nonvested restricted stock units as of December 31, 2010 and changes during the year then ended is presented below (in millions, except per share data):

	Year Ended December 31, 2010	
	Shares	Weighted-Average Grant Date Fair Value per Share
Nonvested restricted stock units:		
Nonvested as of December 31, 2009	0.7	$31.14
Granted	0.2	44.80
Vested	(0.2)	32.96
Forfeited	(0.1)	30.90
Nonvested as of December 31, 2010	0.6	34.44

As of December 31, 2010, we had $13.0 million of total unrecognized compensation cost related to nonvested restricted stock units. Such cost is expected to be recognized over a weighted-average period of 2.4 years. Our estimated forfeiture rate for restricted stock units was 16.7% as of December 31, 2010.

The total fair value of restricted stock units vested and the resulting tax deductions to realize tax benefits were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Fair value of restricted stock units vested	$9.4	$8.3	$6.4
Realized tax benefits from tax deductions	3.6	3.2	2.4

Our practice is to issue new shares of common stock to satisfy restricted stock unit vestings.

Stock Appreciation Rights

Total compensation expense for stock appreciation rights was $4.7 million, $4.4 million and $3.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The weighted-average fair value of stock appreciation rights granted during the years ended December 31, 2010, 2009 and 2008 was $13.75, $10.96 and $6.84 per share, respectively.

In 2003, we began awarding stock appreciation rights. Each recipient is given the "right" to receive a value equal to the future appreciation of our common stock price. The value is paid in shares of our common stock. Stock appreciation rights generally vest in one-third increments beginning on the first anniversary date after the grant date, and expire after seven years.

Compensation expense for stock appreciation rights granted is based on the fair value on the date of grant and is recognized over the service period. The fair value for these awards is estimated using the Black-Scholes-Merton valuation model. We use historical stock price data and other pertinent information to estimate the expected volatility and the outstanding period of the award for separate groups of employees that have similar historical exercise behavior to estimate expected life. The risk-free interest rate was based on zero-coupon U.S. Treasury instruments with a remaining term equal to the expected life of the stock appreciation right at the time of grant.

The fair value of each stock appreciation right granted in 2010, 2009 and 2008 is estimated on the date of grant using the following assumptions:

	For the Years Ended December 31,		
	2010	2009	2008
Expected dividend yield	1.46%	1.57%	2.05%
Risk-free interest rate	1.46%	1.78%	1.40%
Expected volatility	39.93%	39.81%	34.08%
Expected life (in years)	4.04	4.12	4.18

A summary of stock appreciation rights activity are as follows (in millions, except per share data):

	Years Ended December 31,					
	2010		2009		2008	
	Shares	Weighted-Average Exercise Price per Share	Shares	Weighted-Average Exercise Price per Share	Shares	Weighted-Average Exercise Price per Share
Outstanding at beginning of year	2.9	$31.06	2.7	$29.59	2.2	$29.14
Granted	0.5	46.78	0.6	36.94	1.0	28.36
Exercised	(0.7)	27.20	(0.2)	28.31	(0.3)	21.68
Forfeited	(0.2)	31.97	(0.2)	30.59	(0.2)	32.68
Outstanding at end of year	2.5	$34.89	2.9	$31.06	2.7	$29.59
Exercisable at end of year	1.5	$31.81	1.6	$29.58	1.1	$28.65

The following table summarizes information about stock appreciation rights outstanding as of December 31, 2010 (in millions, except per share data and years):

	Stock Appreciation Rights Outstanding		Stock Appreciation Rights Exercisable	
Range of Exercise Prices per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
$16.76-$46.78	4	31.3	4	22.6

As of December 31, 2010, we had $10.2 million of unrecognized compensation cost related to nonvested stock appreciation rights. Such cost is expected to be recognized over a weighted-average period of 2.3 years. Our estimated forfeiture rate for stock appreciation rights was 18% as of December 31, 2010.

The total intrinsic value of stock appreciation rights exercised and the resulting tax deductions to realize tax benefits were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Intrinsic value of stock appreciation rights exercised	$10.1	$1.5	$5.5
Realized tax benefits from tax deductions	3.9	0.6	2.1

Our practice is to issue new shares of common stock to satisfy the exercise of stock appreciation rights.

16. Restructuring Charges:

As part of our strategic priorities of manufacturing and sourcing excellence and expense reduction, we have initiated various manufacturing rationalization actions designed to lower our cost structure. We also continue to reorganize our North American distribution network in order to better serve our customers' needs by deploying parts and equipment inventory closer to them. We have also initiated a number of activities that rationalize and reorganize various support and administrative functions to reduce ongoing selling and administrative expenses.

Information on Total Restructuring Charges and Related Reserves

Restructuring charges incurred include the following amounts (in millions):

	For the Years Ended December 31,		
	2010	2009	2008(1)
Manufacturing rationalizations	$11.1	$30.1	$19.7
Reorganization of distribution network	0.1	0.1	2.9
Reorganizations of corporate and business unit administrative functions	4.4	11.3	7.8
Total	$15.6	$41.5	$30.4

(1) Restructuring charges for manufacturing rationalizations included pension curtailment charges of $0.9 million for 2008 have not been reflected in restructuring reserves as these items relate to our pension obligation. These amounts also include pension settlement charges of $0.2 million in 2008.

The components of the $15.6 million of restructuring charges recorded in 2010 are discussed in greater detail in later sections of this footnote.

In 2009, restructuring charges for manufacturing rationalizations included $9.7 million related to the consolidation of Residential Heating & Cooling manufacturing operations from Blackville, South Carolina into our operations in Orangeburg, South Carolina and Saltillo, Mexico. Manufacturing rationalizations recorded in

2009 also included $7.8 million of charges related to the consolidation of certain Refrigeration manufacturing operations located in Parets, Spain into our existing operations in Genas, France. Restructuring charges for manufacturing rationalizations recorded in 2009 also included $7.7 million related to the consolidation of certain Commercial Heating & Cooling manufacturing operations located in Mions, France into our existing manufacturing operations in Longvic, France. Restructuring charges for manufacturing rationalizations recorded in 2009 also included $2.1 million related to the closure of our Refrigeration operations in Danville, Illinois and consolidate Danville manufacturing, support, and warehouse functions into our Tifton, Georgia and Stone Mountain, Georgia operations and $1.1 million related to the transition of production of selected Refrigeration products currently manufactured in Milperra, Australia to its sister facility in Wuxi, China.

In 2009, restructuring charges related to reorganizations of corporate and business unit selling and administrative functions included $3.9 million related to reorganization of Commercial Heating & Cooling's selling and administrative functions in Northern Europe through a series of restructuring actions. Reorganizations of corporate and business unit selling and administrative functions in 2009 also included charges of $1.9 million related to the relocation of Residential Heating & Cooling factory-built fireplace headquarters from Orange, California to Nashville, Tennessee and the consolidation of customer and technical service departments into our existing hearth products plant in Union City, Tennessee. Restructuring charges in 2009 for corporate and business unit selling and administrative functions also included $1.9 million related to the reorganization of the management structure of our Refrigeration administrative and support functions across the globe. Restructuring charges recorded in 2009 also included $1.8 million related to the centralization of certain Service Experts administrative and support functions and $1.1 million related to the reorganization of our Commercial Heating & Cooling selling and administrative organization in the United States and Canada.

In 2008, restructuring charges for manufacturing rationalizations included $9.8 million related to the closure of our Refrigeration operations in Danville, Illinois and consolidation of manufacturing, support and warehouse functions in our Tifton, Georgia and Stone Mountain, Georgia operations. Manufacturing rationalizations also included charges of $3.4 million related to the transition of production of certain Residential Heating & Cooling products from our Marshalltown, Iowa manufacturing facility to our new manufacturing operations in Saltillo, Mexico and $3.1 million related to the transition of production of selected Refrigeration products manufactured in Milperra, Australia to its sister facility in Wuxi, China. We also recorded $1.6 million in restructuring charges related to the closure of Lennox Hearth Products Inc.'s operations in Lynwood, California, part of our Residential Heating & Cooling operations, and the consolidation of our U.S. factory-built fireplace manufacturing operations into our facility in Union City, Tennessee.

In 2008, restructuring charges for reorganizations of corporate and business unit administrative functions included $4.1 million related to the reorganization of the Northern European sales support and administrative functions of the Commercial business unit and $1.1 million in charges related to the rationalization of our corporate administrative functions, primarily in the human resources and information technology areas.

Restructuring reserves are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. The table below details activity within the restructuring reserves for the years ended December 31, 2010 and 2009 (in millions):

Description of Reserves	Balance as of December 31, 2009	Charged to Earnings	Cash Utilization	Non-Cash Utilization and Other	Balance as of December 31, 2010
Severance and related expense	$21.1	$ 9.0	$(22.5)	$(1.4)	$6.2
Asset write-offs and accelerated depreciation	—	2.6	—	(2.6)	—
Equipment moves	—	0.8	(0.8)	—	—
Lease termination	0.3	0.5	(0.5)	—	0.3
Other(1)	0.8	2.7	(2.8)	—	0.7
Total restructuring reserves	$22.2	$15.6	$(26.6)	$(4.0)	$7.2

(1) Charges classified as 'Other' include $1.0 million third-party services related to restructuring activities and $0.8 million of facilities clean-up and demolition costs.

Description of Reserves	Balance as of December 31, 2008	Charged to Earnings	Cash Utilization	Non-Cash Utilization and Other	Balance as of December 31, 2009
Severance and related expense	$ 9.3	$27.8	$(16.0)	$ —	$21.1
Asset write-offs and accelerated depreciation	—	7.7	—	(7.7)	—
Equipment moves	—	1.5	(1.4)	(0.1)	—
Lease termination	0.6	0.8	(1.1)	—	0.3
Other(1)	1.0	3.7	(4.4)	0.5	0.8
Total restructuring reserves	$10.9	$41.5	$(22.9)	$(7.3)	$22.2

(1) Charges classified as 'Other' include $1.7 million of manufacturing inefficiencies, $0.8 million third-party services related to restructuring activities and $0.7 million of facilities clean-up and demolition costs.

Manufacturing Rationalization Activities

Information regarding the restructuring charges related to manufacturing rationalizations is as follows (in millions):

	Charges Incurred in 2010	Charges Incurred to Date	Total Charges Expected to be Incurred
Severance and related expense	$ 6.0	$31.2	$31.2
Asset write-offs and accelerated depreciation	2.1	10.5	10.5
Equipment moves	0.6	2.7	3.6
Other	2.4	6.2	8.4
Total	$11.1	$50.6	$53.7

Restructuring expense for significant manufacturing rationalization activities related to the following:

- In the third quarter of 2010, we began to exit contract coil manufacturing in our Refrigeration operations in Milperra, Australia. Total restructuring charges related to this action recorded in 2010 were $3.3 million, which was composed of severance of $2.8 million and other charges of $0.5 million. This action was primarily completed during 2010.

- In the first quarter of 2010, we began to exit OEM coil manufacturing in our Refrigeration operations in Milperra, Australia. Total restructuring charges related to this action recorded in 2010 were $5.3 million, which was composed of severance of $4.0 million, asset write-offs of $1.1 million and other charges of $0.2 million. This action was completed during 2010.
- In the fourth quarter of 2009, we began the consolidation of certain Refrigeration manufacturing operations located in Parets, Spain into our existing operations in Genas, France. During 2010 we recorded restructuring charges totaling $1.4 million, primarily composed of equipment move costs, severance and other plant closure costs. This action was completed during 2010.
- In the first quarter of 2009, we began the consolidation of Residential Heating & Cooling manufacturing operations from Blackville, South Carolina into our operations in Orangeburg, South Carolina and Saltillo, Mexico. Total restructuring charges recorded related to this action in 2010 were $1.4 million, primarily composed of equipment move costs, accelerated depreciation, severance and other plant closure costs. The consolidation is expected to be completed during the fourth quarter of 2011.
- Additionally, during 2010, we reversed $0.8 million of restructuring severance charges related to the consolidation of certain Commercial Heating & Cooling manufacturing operations located in Mions, France into our existing manufacturing operations in Longvic, France to adjust estimated amounts to actual.

Reorganization of Distribution Network

In the fourth quarter of 2008, we commenced the transition of activities currently performed at our North American Parts Center in Des Moines, Iowa to other locations, including our North American Distribution Center in Marshalltown, Iowa. We incurred $0.1 million of restructuring charges, which was composed of severance, during 2010 related to this transition. To date, we have incurred $3.2 million, which was composed primarily of severance, and we expect the total cost to be $3.6 million related to this restructuring activity. The total cost of this restructuring activity will be composed of severance of $2.6 million, equipment moving costs of $0.3 million and other costs of $0.7 million. The transition is expected to be completed in the fourth quarter of 2011.

Reorganizations of Corporate and Business Unit Administrative Functions

Information regarding the restructuring charges related to the reorganization of the support and administrative functions is as follows (in millions):

	Charges Incurred in 2010	Charges Incurred to Date	Total Charges Expected to be Incurred
Severance and related expense	$2.8	$23.4	$23.4
Asset write-offs and accelerated depreciation	0.6	1.4	1.4
Lease termination	0.7	2.4	2.4
Other	0.3	0.9	0.9
Total	$4.4	$28.1	$28.1

We incurred costs related to the following significant restructuring actions in our support and administrative activities:

- In the fourth quarter of 2010, we began to reorganize the management structure of our Service Experts business. Restructuring charges recorded in 2010 related to his action, totaled $1.1 million and was primarily composed of severance. Total anticipated restructuring charges related to this action are expected to total

$1.1 million and consist principally of severance. We anticipate that this action will be completed in the third quarter of 2011.

- During the second quarter of 2010, we reorganized certain administrative operations of an acquired company within our Service Experts segment. Restructuring charges recorded in 2010 related to his action, totaled $1.0 million and was primarily composed of asset write-offs and lease termination costs. This action was completed during 2010.
- In the third quarter of 2009, we initiated the relocation of Residential Heating & Cooling factory-built fireplace headquarters from Orange, California to Nashville, Tennessee and the consolidation of customer and technical service departments into our existing hearth products plant in Union City, Tennessee. As a result of this action, we recorded restructuring charges of $1.8 million during 2010, which primarily consisted of employee relocation and lease termination costs. Total restructuring charges related to this action totaled $3.8 million and consisted principally of severance, recruiting, relocation costs and lease termination costs. We completed this action during 2010.
- During 2009 and 2008, we reorganized various administrative functions in our Commercial Heating & Cooling and Refrigeration segments. As a result of these actions, we recorded restructuring severance charges of $0.4 million during 2010. These actions were completed during 2010.

17. Discontinued Operations:

Service Experts Discontinued Operations

A summary of net trade sales and pre-tax operating losses classified as Discontinued Operations in the accompanying Consolidated Statements of Operations are detailed below (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Net trade sales	$ 0.2	$ 26.1	$52.5
Pre-tax operating loss(1)	(1.1)	(13.1)	(1.8)

(1) Included in the pre-tax operating loss from discontinued operations are losses on the disposal of the assets and liabilities of the service centers sold of $0.2 million in 2010, and gains on disposal of the assets and liabilities of service centers sold of $2.3 million in 2009. Also, included in the 2009 pre-tax operating loss from discontinued operations is an impairment charge of $2.7 million related to service centers where the estimated selling price of the assets is below the net book value of those assets and a write-off of $4.0 million of goodwill related to the sale of these service centers. The pre-tax operating loss from discontinued operations in 2008 includes a provision of $4.4 million for an unfavorable judgment related to the sale of a service center in 2004 that was included in discontinued operations. This contingency was settled in 2009 for $6.1 million.

The assets and liabilities of the discontinued operations are presented as follows in the accompanying Consolidated Balance Sheets (in millions):

	For the Years Ended December 31,	
	2010	2009
Assets of discontinued operations:		
Other assets	$—	$3.6
Liabilities of discontinued operations:		
Accrued expenses	$—	$1.3

18. Earnings Per Share:

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares and the number of equivalent shares assumed outstanding, if dilutive, under our stock-based compensation plans.

The computations of basic and diluted earnings per share for Income from Continuing Operations were as follows (in millions, except per share data):

	For the Years Ended December 31,		
	2010	2009	2008
Net income	$116.2	$51.1	$122.8
Add: Loss (income) from discontinued operations	0.9	10.7	1.0
Income from continuing operations	$117.1	$61.8	$123.8
Weighted-average shares outstanding — basic	54.6	55.6	56.7
Effect of dilutive securities	1.2	1.0	1.6
Weighted-average shares outstanding — diluted	55.8	56.6	58.3
Earnings per share from continuing operations:			
Basic	$ 2.14	$1.11	$ 2.18
Diluted	$ 2.10	$1.09	$ 2.12

Stock appreciation rights were outstanding, but not included in the diluted earnings per share calculation because the assumed exercise of such rights would have been anti-dilutive. The details are as follows:

	For the Years Ended December 31,		
	2010	2009	2008
Options to purchase common stock (number of shares)	273,429	—	668,451
Price ranges per share	$ 46.78	$N/A	$34.52 to $37.11

19. Reportable Business Segments:

We operate in four reportable business segments of the HVACR industry. Our segments are organized primarily by the nature of the products and services provided. The table below details the nature of the operations of each reportable segment:

Segment	Product or Services	Markets Served	Geographic Areas
Residential Heating & Cooling	Heating Air Conditioning Hearth Products	Residential Replacement Residential New Construction	United States Canada
Commercial Heating & Cooling	Rooftop Products Chillers Air Handlers	Light Commercial	United States Canada Europe
Service Experts	Equipment Sales Installation Maintenance Repair	Residential Light Commercial	United States Canada
Refrigeration	Unit Coolers Condensing Units Other Commercial Refrigeration Products	Light Commercial Food Preservation and Non-Food/Industrial	United States Canada Europe Asia Pacific South America

Transactions between segments, such as products sold to Service Experts by the Residential Heating & Cooling segment, are recorded on an arm's-length basis using the market price for these products. The eliminations of these intercompany sales and any associated profit are noted in the reconciliation of segment results to the income from continuing operations before income taxes below.

We use segment profit or loss as the primary measure of profitability to evaluate operating performance and to allocate capital resources. We define segment profit or loss as a segment's income or loss from continuing operations before income taxes included in the accompanying Consolidated Statements of Operations excluding certain items. See the reconciliation of segment profit to Income from Continuing Operations Before Income Taxes below for more detail on the items excluded from segment profit.

Our corporate costs include those costs related to corporate functions such as legal, internal audit, treasury, human resources, tax compliance and senior executive staff. Corporate costs also include the long-term share-based incentive awards provided to employees throughout LII. We recorded these share-based awards as Corporate costs as they are determined at the discretion of the Board of Directors and based on the historical practice of doing so for internal reporting purposes.

Net sales and segment profit (loss) by business segment, along with a reconciliation of segment profit to Income from Continuing Operations Before Income Taxes are shown below (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Net Sales			
Residential Heating & Cooling	$1,417.4	$1,293.5	$1,493.4
Commercial Heating & Cooling	620.0	594.6	835.3
Service Experts	590.3	535.4	586.3
Refrigeration	550.9	512.7	618.2
Eliminations(1)	(82.2)	(88.7)	(92.1)
	$3,096.4	$2,847.5	$3,441.1
Segment Profit (Loss)(2)			
Residential Heating & Cooling	$ 132.3	$ 111.7	$ 145.8
Commercial Heating & Cooling	69.3	49.3	93.3
Service Experts	19.3	16.6	18.5
Refrigeration	61.4	48.9	60.2
Corporate and other	(65.5)	(62.5)	(53.8)
Eliminations(1)	0.2	0.5	(0.7)
Subtotal that includes segment profit and eliminations	217.0	164.5	263.3
Reconciliation to income from continuing operations before income taxes:			
Special product quality adjustments	(0.2)	18.3	—
Items in losses (gains) and other expenses, net that are excluded from segment profit(3)	11.2	(10.9)	5.2
Restructuring charges	15.6	41.5	30.4
Impairment of assets	—	6.4	9.1
Interest expense, net	12.8	8.2	14.2
Other expense, net	1.0	0.1	0.1
Income from continuing operations before income taxes	$ 176.6	$ 100.9	$ 204.3

(1) Eliminations consist of intercompany sales between business segments, such as products sold to Service Experts by the Residential Heating & Cooling segment.

(2) We define segment profit and loss as a segment's income or loss from continuing operations before income taxes included in the accompanying Consolidated Statements of Operations: Excluding:

- Special product quality adjustments.
- Items within Losses (Gains) and Other Expenses, net that are noted in(3).
- Restructuring charges.
- Goodwill and equity method investment impairments.
- Interest expense, net.
- Other expense, net.

(3) Items in Losses (Gains) and Other Expenses, net that are excluded from segment profit are net change in unrealized gains and/or losses on open future contracts, discount fee on accounts sold, realized gains and/or

losses on marketable securities, special legal contingency charge, and other items. For more information about Losses (Gains) and Other Expenses, net see Note 22.

Included in our Residential Heating & Cooling business segment profit for 2008 is a gain on the sale of fixed assets of $4.1 million. The gains or losses in our other business segments were immaterial for 2010, 2009 and 2008.

On a consolidated basis, no revenues from transactions with a single customer were 10% or greater of our consolidated net sales for any of the periods presented.

Total assets by business segment are shown below (in millions). The assets in the Corporate and other segment are primarily comprised of cash, short-term investments and deferred tax assets. Assets recorded in the operating segments represent those assets directly associated with those segments.

	For the Years Ended December 31,	
	2010	2009
Total Assets		
Residential Heating & Cooling	$ 519.8	$ 484.2
Commercial Heating & Cooling	252.7	238.5
Service Experts	186.2	173.1
Refrigeration	389.7	357.5
Corporate and other	354.9	297.3
Eliminations(1)	(11.3)	(10.3)
Total assets	1,692.0	1,540.3
Discontinued operations (See Note 17)	—	3.6
Total assets	$1,692.0	$1,543.9

(1) Eliminations consist of net intercompany receivables and intercompany profit included in inventory from products sold between business segments, such as products sold to Service Experts by the Residential Heating & Cooling segment.

Total capital expenditures by business segment are shown below (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Capital Expenditures			
Residential Heating & Cooling	$19.4	$31.7	$33.2
Commercial Heating & Cooling	6.2	6.8	7.0
Service Experts	0.8	0.7	0.3
Refrigeration	6.9	7.4	7.6
Corporate and other	12.5	12.2	14.0
Total capital expenditures	$45.8	$58.8	$62.1

Excluded from capital expenditures for 2008 are capital leases of $7.4 million relating to our Residential Heating & Cooling and $14.6 million relating to our Refrigeration business segment. There were no capital leases in 2010 and 2009.

The depreciation and amortization expense by business segment are shown below (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Depreciation and Amortization			
Residential Heating & Cooling	$21.7	$22.2	$22.2
Commercial Heating & Cooling	8.0	8.0	8.2
Service Experts	2.2	1.9	1.9
Refrigeration	8.7	9.9	9.2
Corporate and other	12.9	10.9	9.1
Total depreciation and amortization	$53.5	$52.9	$50.6

The equity method investees are shown below (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Income from Equity Method Investments			
Refrigeration	$ 1.3	$0.5	$1.3
Corporate and other(1)	8.8	6.8	7.3
	$10.1	$7.3	$8.6

(1) A significant portion of income for equity method investments is allocated to our Residential Heating & Cooling and Commercial Heating & Cooling segments. We allocated $5.6 million, $5.9 million, and $4.5 million to those segments in 2010, 2009 and 2008, respectively.

The following table sets forth certain financial information relating to our operations by geographic area based on the domicile of our operations (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Net Sales to External Customers by Point of Shipment			
United States	$2,255.4	$2,033.1	$2,429.2
Canada	336.6	327.0	363.9
International	504.4	487.4	648.0
Total net sales to external customers	$3,096.4	$2,847.5	$3,441.1

	As of December 31,	
	2010	2009
Property, Plant and Equipment, net		
United States	$225.5	$232.7
Mexico	33.0	30.3
Canada	6.0	6.0
International	59.8	60.6
Total property, plant and equipment, net	$324.3	$329.6

20. Fair Value Measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our framework for measuring fair value is established on a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and requires consideration of our creditworthiness when valuing certain liabilities.

Fair Value Hierarchy

The three-level fair value hierarchies for disclosure of fair value measurements are defined as follows:

Level 1 — Quoted prices for *identical* instruments in active markets at the measurement date.

Level 2 — Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets at the measurement date and for the anticipated term of the instrument.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable* inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair Value Techniques

Our fair value valuation techniques are applied to all of the assets and liabilities carried at fair value. Where available, the fair values are based upon quoted prices in active markets. However, if quoted prices are not available, then the fair values are based upon quoted prices for similar assets or liabilities or independently sourced market parameters, such as credit default swap spreads, yield curves, reported trades, broker/dealer quotes, interest rates and benchmark securities. For assets and liabilities with a lack of observable market activity, if any, the fair values are based upon discounted cash flow methodologies incorporating assumptions that, in our judgment, reflect the assumptions a marketplace participant would use. To ensure that financial assets and liabilities are recorded at fair value, valuation adjustments may be required to reflect either party's creditworthiness and ability to pay. Where appropriate, these amounts were incorporated into our valuations as of December 31, 2010 and 2009, the measurement dates.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in millions):

	Fair Value Measurements on a Recurring Basis as of December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Investment in marketable equity securities(1)	$18.0	$ —	$—	$18.0
Derivatives, net(2)	—	16.8	—	16.8

	Fair Value Measurements on a Recurring Basis as of December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Investment in marketable equity securities(1)	$5.4	$ —	$—	$ 5.4
Derivatives, net(2)	—	10.2	—	10.2

(1) Investment in marketable equity securities is recorded in Other Long-Term Assets in the accompanying Consolidated Balance Sheets. See Note 6 for more information.

(2) For more information on the recording of derivatives in the accompanying Consolidated Balance Sheets, see Note 8.

Derivatives are primarily valued using estimated future cash flows that are based directly on observed prices from exchange-traded derivatives and, therefore, have been classified as Level 2. We also take into account the counterparty's creditworthiness, or our own creditworthiness, as appropriate.

Other Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts and notes receivable, net, accounts payable and other current liabilities approximate fair value due to the short maturities of these instruments. The fair values of each of our long-term debt instruments are based on the quoted market prices for the same issues or on the amount of future cash flows associated with each instrument using current market rates for debt instruments of similar maturities and credit risk. The estimated fair value of long-term debt (including our domestic revolving credit facility, capital lease obligations, foreign obligations and any related current maturities) was $114.6 million and $242.5 million as of December 31, 2010 and 2009, respectively. The estimated fair value of our senior unsecured notes was $203.0 million as of December 31, 2010. The fair values presented are estimates and are not necessarily indicative of amounts for which we could settle such instruments currently or indicative of our intent or ability to dispose of or liquidate them.

21. Quarterly Financial Information (unaudited):

Financial results

The following tables provide information on net sales, gross profit, net income, earnings per share and dividends per share by quarter (in millions, except per share data):

	Net Sales		Gross Profit		Net (Loss) Income	
	2010(1)	2009(2)	2010(1)	2009(2)	2010(1)	2009(2)
First Quarter	$644.1	$580.5	$174.3	$136.4	$ (1.6)	$(18.1)
Second Quarter	872.1	784.0	264.7	226.2	48.3	31.7
Third Quarter	818.2	749.5	232.8	221.7	41.8	31.0
Fourth Quarter	762.0	733.5	220.0	203.8	27.7	6.5

	Basic (Loss) Earnings per Common Share		Diluted (Loss) Earnings per Common Share		Dividends per Common Share	
	2010	2009	2010	2009	2010	2009
First Quarter	$(0.02)	$(0.33)	$(0.02)	$(0.33)	$0.15	$0.14
Second Quarter	0.88	0.57	0.86	0.56	0.15	0.14
Third Quarter	0.78	0.56	0.76	0.54	0.15	0.14
Fourth Quarter	0.52	0.12	0.51	0.11	0.15	0.14

(1) The following unusual or infrequent pre-tax items were included in the 2010 quarterly results:

We recorded an adjustment to pension cost in the fourth quarter resulted in a reduction of pension cost by $4.1 million as compared to the prior year and by $3.5 million as compared to the third quarter.

We recorded LIFO related adjustments in the fourth quarter that increased gross profit by $2.5 million

We recorded restructuring charges throughout 2010 as follows: first quarter — $7.2 million, second quarter — $3.2 million, third quarter — $4.7 million and fourth quarter — $0.5 million.

(2) The following unusual or infrequent pre-tax items were included in the 2009 quarterly results:

We recorded restructuring charges throughout 2009 as follows: first quarter — $11.2 million, second quarter — $4.7 million, third quarter — $11.5 million and fourth quarter — $14.1 million.

We recorded a $6.0 million impairment charge related to the abandonment of information technology assets in the fourth quarter.

We recorded expenses related to a specific product quality issue as follows: first quarter — $ —, second quarter — $4.2 million, third quarter — $0.9 million, and fourth quarter — $19.3 million.

We recorded a net gain of $3.8 million related to the sale and liquidation of a foreign business in the fourth quarter.

22. Losses (Gains) and Other Expenses, net:

Losses (Gains) and Other Expenses, net were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Realized losses (gains) on settled futures contracts	$ (1.5)	$ 3.7	$ 0.9
Net change in unrealized (gains) losses on unsettled futures contracts	(0.6)	(7.1)	5.1
Gain on disposal of a business, net	(0.1)	(4.1)	—
Losses (gains) on disposals of fixed assets	0.1	(0.1)	(4.8)
Special legal contingency charge(1)	6.8	—	—
Acquisition expenses(2)	4.8	—	—
Foreign currency exchange losses (gains)	0.4	0.7	(3.2)
Other items, net	0.3	0.3	0.1
Losses (Gains) and Other Expenses, net	$10.2	$(6.6)	$(1.9)

(1) For more information on the special legal contingency charge, see Note 10.

(2) Acquisition expenses relate to an acquisition consummated subsequent to year end. For more information, see Note 24.

23. Supplemental Information:

Below is information about expenses included in our Statements of Operations (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Research and development	$49.5	$48.9	$46.0
Advertising, promotions and marketing	73.5	59.5	71.1
Rent expense	64.3	64.4	64.2

Interest Expense, net

The components of Interest Expense, net were as follows (in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Interest expense, net of capitalized interest	$13.7	$9.4	$18.0
Interest income	0.9	1.2	3.8

24. Subsequent Events (unaudited):

On January 14, 2011, we completed a transaction with The Manitowoc Company, Inc. by which we to acquired substantially all the assets of its Kysor/Warren business. Kysor/Warren is a leading manufacturer of refrigerated systems and display cases for supermarkets throughout North America. Under the terms of the agreement, the total consideration for the acquisition is $138 million, subject to a post-closing purchase price working capital adjustment.

25. Condensed Consolidating Financial Statements

The Company's senior unsecured notes are unconditionally guaranteed by certain of the Company's subsidiaries (the "Guarantor Subsidiaries") while they are not by other subsidiaries (the "Non-Guarantor Subsidiaries"). As results of these guarantee arrangements, we are required to present the following condensed consolidating financial statements.

The condensed consolidating financial statements reflect the investments in subsidiaries of the Company using the equity method of accounting. Intercompany account balances have been included in Accounts and Notes Receivable, Other (Current) Assets, Other Assets, net, Short-Term Debt, Accounts Payable, and Long-Term Debt line items of the Parent, Guarantor and Non-Guarantor balance sheets. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed consolidating financial statements of the Company, its Guarantor Subsidiaries and Non-Guarantor Subsidiaries as of December 31, 2010 and 2009 and for the for each of the fiscal years of the three-year period ended December 31, 2010 are shown below:

Condensed Consolidating Balance Sheets
As of December 31, 2010
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 81.1	$ 14.7	$ 64.2	$ —	$ 160.0
Restricted cash	—	—	12.2	—	12.2
Accounts and notes receivable, net	(1,169.7)	933.3	613.2	8.0	384.8
Inventories, net	—	163.7	128.7	(6.2)	286.2
Deferred income taxes	—	27.6	12.1	(3.0)	36.7
Other assets	19.3	21.0	121.2	(94.5)	67.0
Total current assets	(1,069.3)	1,160.3	951.6	(95.7)	946.9
PROPERTY, PLANT AND EQUIPMENT, net	—	202.8	121.6	(0.1)	324.3
GOODWILL	—	50.8	225.8	(4.8)	271.8
DEFERRED INCOME TAXES	—	77.3	22.6	(12.7)	87.2
OTHER ASSETS, net	2,068.3	415.6	51.8	(2,473.9)	61.8
TOTAL ASSETS	$ 999.0	$1,906.8	$1,373.4	$(2,587.2)	$1,692.0
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Short-term debt	$ 31.1	$ —	$ 1.8	$ (31.5)	$ 1.4
Current maturities of long-term debt	—	0.2	0.4	—	0.6
Accounts payable	8.1	133.1	131.0	1.6	273.8
Accrued expenses	6.6	262.0	115.5	(49.6)	334.5
Income taxes payable	(36.1)	30.6	28.3	(17.5)	5.3
Total current liabilities	9.7	425.9	277.0	(97.0)	615.6
LONG-TERM DEBT	300.0	5.4	139.6	(128.0)	317.0
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS	—	15.9	—	—	15.9
PENSIONS	—	77.4	10.7	—	88.1
OTHER LIABILITIES	5.8	46.8	25.9	(12.8)	65.7
Total liabilities	315.5	571.4	453.2	(237.8)	1,102.3
COMMITMENTS AND CONTINGENCIES					
TOTAL STOCKHOLDERS' EQUITY	683.5	1,335.4	920.2	(2,349.4)	589.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 999.0	$1,906.8	$1,373.4	$(2,587.2)	$1,692.0

Condensed Consolidating Balance Sheets
As of December 31, 2009
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 0.8	$ 6.6	$ 116.9	$ —	$ 124.3
Accounts and notes receivable, net	(975.0)	775.1	558.3	(1.4)	357.0
Inventories, net	—	139.4	113.7	(2.9)	250.2
Deferred income taxes	—	25.4	15.8	(6.3)	34.9
Other assets	12.2	19.1	93.0	(56.8)	67.5
Total current assets	(962.0)	965.6	897.7	(67.4)	833.9
PROPERTY, PLANT AND EQUIPMENT, net	—	207.8	121.8	—	329.6
GOODWILL	—	46.7	215.4	(4.7)	257.4
DEFERRED INCOME TAXES	—	67.3	21.2	(13.9)	74.6
OTHER ASSETS, net	1,905.1	371.4	41.5	(2,269.6)	48.4
TOTAL ASSETS	$ 943.1	$1,658.8	$1,297.6	$(2,355.6)	$1,543.9
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Short-term debt	$ 25.1	$ —	$ 2.5	$ (25.4)	$ 2.2
Current maturities of long-term debt	35.0	—	0.5	—	35.5
Accounts payable	7.9	115.4	122.7	(7.8)	238.2
Accrued expenses	5.1	192.5	154.3	(34.0)	317.9
Income taxes payable	(17.5)	(21.6)	43.2	(4.1)	—
Total current liabilities	55.6	286.3	323.2	(71.3)	593.8
LONG-TERM DEBT	176.5	98.8	117.4	(198.9)	193.8
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS	—	13.4	—	—	13.4
PENSIONS	—	56.3	10.5	(0.1)	66.7
OTHER LIABILITIES	2.6	50.9	32.9	(14.6)	71.8
Total liabilities	234.7	505.7	484.0	(284.9)	939.5
COMMITMENTS AND CONTINGENCIES					
TOTAL STOCKHOLDERS' EQUITY	708.4	1,153.1	813.6	(2,070.7)	604.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 943.1	$1,658.8	$1,297.6	$(2,355.6)	$1,543.9

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2010
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ —	$2,128.0	$1,220.8	$(252.4)	$3,096.4
COST OF GOODS SOLD	0.2	1,545.8	907.8	(249.2)	2,204.6
Gross profit	(0.2)	582.2	313.0	(3.2)	891.8
OPERATING EXPENSES:					
Selling, general and administrative expenses	—	480.3	205.4	—	685.7
(Gains) losses and other expenses, net	(0.6)	6.5	4.3	—	10.2
Restructuring charges		5.7	9.9	—	15.6
(Income) loss from equity method investments	(138.8)	(11.8)	(10.1)	150.6	(10.1)
Operational income from continuing operations	139.2	101.5	103.5	(153.8)	190.4
INTEREST (INCOME) EXPENSE, net	12.4	(3.0)	3.4	—	12.8
OTHER EXPENSE, net	—	—	1.0	—	1.0
Income from continuing operations before income taxes	126.8	104.5	99.1	(153.8)	176.6
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(4.4)	34.3	29.6	—	59.5
Income from continuing operations	131.2	70.2	69.5	(153.8)	117.1
Loss from discontinued operations	—	—	0.9	—	0.9
Net income	$ 131.2	$ 70.2	$ 68.6	$(153.8)	$ 116.2

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2009
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ —	$1,939.1	$1,147.1	$(238.7)	$2,847.5
COST OF GOODS SOLD	0.2	1,440.8	857.2	(238.8)	2,059.4
Gross profit	(0.2)	498.3	289.9	0.1	788.1
OPERATING EXPENSES:					
Selling, general and administrative expenses	—	453.0	191.8	0.1	644.9
(Gains) losses and other expenses, net	(6.7)	(0.7)	0.8	—	(6.6)
Restructuring charges	—	16.2	25.3	—	41.5
Impairment of assets	—	—	6.4	—	6.4
(Income) loss from equity method investments	(39.1)	5.4	(7.3)	33.7	(7.3)
Operational income from continuing operations	45.6	24.4	72.9	(33.7)	109.2
INTEREST (INCOME) EXPENSE, net	(0.8)	7.2	1.9	(0.1)	8.2
OTHER EXPENSE, net	—	—	0.1	—	0.1
Income from continuing operations before income taxes	46.4	17.2	70.9	(33.6)	100.9
PROVISION FOR INCOME TAXES	0.2	6.3	32.2	0.4	39.1
Income from continuing operations	46.2	10.9	38.7	(34.0)	61.8
Loss from discontinued operations	—	—	10.7	—	10.7
Net income	$ 46.2	$ 10.9	$ 28.0	$ (34.0)	$ 51.1

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2008
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ —	$2,193.6	$1,396.9	$(149.4)	$3,441.1
COST OF GOODS SOLD	0.2	1,589.2	1,067.0	(149.8)	2,506.6
Gross profit	(0.2)	604.4	329.9	0.4	934.5
OPERATING EXPENSES:					
Selling, general and administrative expenses	—	477.0	209.9	—	686.9
Losses (gains) and other expenses, net	5.1	(5.9)	(1.0)	(0.1)	(1.9)
Restructuring charges	—	10.7	19.7	—	30.4
Impairment of assets	—	—	9.1	—	9.1
Income from equity method investments	(139.2)	(6.6)	(8.6)	145.8	(8.6)
Operational income from continuing operations	133.9	129.2	100.8	(145.3)	218.6
INTEREST EXPENSE, net	7.7	6.3	0.1	0.1	14.2
OTHER EXPENSE, net	—	—	0.1	—	0.1
Income from continuing operations before income taxes	126.2	122.9	100.6	(145.4)	204.3
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2.9)	43.6	39.6	0.2	80.5
Income from continuing operations	129.1	79.3	61.0	(145.6)	123.8
Loss from discontinued operations	—	—	1.0	—	1.0
Net income	$ 129.1	$ 79.3	$ 60.0	$(145.6)	$ 122.8

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:	$(115.4)	315.3	$(14.1)	$—	$ 185.8
CASH FLOWS FROM INVESTING ACTIVITIES:					
Proceeds from the disposal of property, plant and equipment	—	0.1	0.1	—	0.2
Purchases of property, plant and equipment	—	(33.7)	(12.1)	—	(45.8)
Proceeds from sale of businesses	—	0.1	3.5	—	3.6
Acquisition of business	—	(7.2)	—	—	(7.2)
Restricted cash	—	—	(12.2)	—	(12.2)
Net cash used in investing activities	—	(40.7)	(20.7)	—	(61.4)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Short-term payments, net	—	—	(0.8)	—	(0.8)
Long-term payments	(35.0)	(0.1)	(0.8)	—	(35.9)
Issuance of senior unsecured notes	199.8	—	—	—	199.8
Revolver long-term borrowings, net	(76.5)	—	—	—	(76.5)
Additional investment in affiliate	—	—	(1.0)	—	(1.0)
Proceeds from stock option exercises	3.5	—	—	—	3.5
Payments of deferred financing costs	(1.8)	—	—	—	(1.8)
Repurchases of common stock	(153.7)	—	—	—	(153.7)
Excess tax benefits related to share-based payments	5.3	—	—	—	5.3
Intercompany debt	90.8	(107.8)	17.0	—	—
Intercompany financing activity	194.6	(158.6)	(36.0)	—	—
Intercompany investments	(7.9)	—	7.9	—	—
Intercompany dividends	9.0	—	(9.0)	—	—
Cash dividends paid	(32.4)	—	—	—	(32.4)
Net cash provided by (used in) financing activities	195.7	(266.5)	(22.7)	—	(93.5)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	80.3	8.1	(57.5)	—	30.9
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	4.8	—	4.8
CASH AND CASH EQUIVALENTS, beginning of period	0.8	6.6	116.9	—	124.3
CASH AND CASH EQUIVALENTS, end of period	$ 81.1	$ 14.7	$ 64.2	$—	$ 160.0

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:	$ 54.0	$ 87.0	$ 84.5	$—	$ 225.5
CASH FLOWS FROM INVESTING ACTIVITIES:					
Proceeds from the disposal of property, plant and equipment	—	0.2	0.4	—	0.6
Purchases of property, plant and equipment	—	(48.3)	(10.5)	—	(58.8)
Proceeds from sale of businesses	—	1.1	8.9	—	10.0
Return of investment	—	—	0.9	—	0.9
Purchases of short-term investments	—	—	(16.9)	—	(16.9)
Proceeds from sales and maturities of short-term investments	—	—	50.2	—	50.2
Net cash provided by (used in) investing activities	—	(47.0)	33.0	—	(14.0)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Short-term payments, net	—	—	(4.3)	—	(4.3)
Long-term payments	—	—	(1.7)	—	(1.7)
Revolver long-term payments, net	(183.3)	—	—	—	(183.3)
Proceeds from stock option exercises	9.4	—	—	—	9.4
Repurchases of common stock	(5.6)	—	—	—	(5.6)
Excess tax benefits related to share-based payments	4.9	—	—	—	4.9
Intercompany debt	21.0	(12.5)	(8.5)	—	—
Intercompany financing activity	126.5	(24.0)	(102.5)	—	—
Intercompany dividends	5.0	—	(5.0)	—	—
Cash dividends paid	(31.1)	—	—	—	(31.1)
Net cash used in financing activities	(53.2)	(36.5)	(122.0)	—	(211.7)
DECREASE IN CASH AND CASH EQUIVALENTS	0.8	3.5	(4.5)	—	(0.2)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	2.4	—	2.4
CASH AND CASH EQUIVALENTS, beginning of period	—	3.1	119.0	—	122.1
CASH AND CASH EQUIVALENTS, end of period	$ 0.8	$ 6.6	$ 116.9	$—	$ 124.3

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008
(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:	$ 5.5	$ 136.4	$ 41.3	$—	$ 183.2
CASH FLOWS FROM INVESTING ACTIVITIES:					
Proceeds from the disposal of property, plant and equipment	—	1.1	4.7	—	5.8
Purchases of property, plant and equipment	(1.2)	(49.3)	(11.6)	—	(62.1)
Additional investments in affiliates	—	(3.1)	(1.6)	—	(4.7)
Purchases of short-term investments	—	—	(64.2)	—	(64.2)
Proceeds from sales and maturities of short-term investments	—	—	58.7	—	58.7
Net cash used in investing activities	(1.2)	(51.3)	(14.0)	—	(66.5)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Short-term borrowings, net	—	—	1.4	—	1.4
Proceeds from capital lease	—	—	15.3	—	15.3
Long-term payments	(36.3)	—	(0.1)	—	(36.4)
Revolver long-term (payments) borrowings, net	213.5	—	—	—	213.5
Proceeds from stock option exercises	19.7	—	—	—	19.7
Payments of deferred financing costs	(0.3)	—	—	—	(0.3)
Repurchases of common stock	(323.8)	—	—	—	(323.8)
Excess tax benefits related to share-based payments	11.0	—	—	—	11.0
Intercompany debt	(5.8)	9.8	(4.0)	—	—
Intercompany activity	150.0	(145.5)	(4.5)	—	—
Intercompany dividends	—	41.5	(41.5)	—	—
Cash dividends paid	(32.4)	—	—	—	(32.4)
Net cash used in financing activities	(4.4)	(94.2)	(33.4)	—	(132.0)
DECREASE IN CASH AND CASH EQUIVALENTS	(0.1)	(9.1)	(6.1)	—	(15.3)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(8.1)	—	(8.1)
CASH AND CASH EQUIVALENTS, beginning of period	0.1	12.2	133.2	—	145.5
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 3.1	$119.0	$—	$ 122.1

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we carried out an evaluation, under the supervision and with the participation of our current management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Report on Internal Control Over Financial Reporting" included in Item 8 "Financial Statements and Supplementary Data."

Attestation Report of the Independent Registered Public Accounting Firm

See "Report of Independent Registered Public Accounting Firm" included in Item 8 "Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended December 31, 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information in the sections of our 2011 Proxy Statement captioned "Proposal 1: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" is incorporated in this Item 10 by reference. Part I, Item 1 "Business — Executive Officers of the Company" of this Annual Report on Form 10-K identifies our executive officers and is incorporated in this Item 10 by reference.

Item 11. *Executive Compensation*

The sections of our 2011 Proxy Statement captioned "Executive Compensation," "Director Compensation" and "Certain Relationships and Related Party Transactions — Compensation Committee Interlocks and Insider Participation" are incorporated in this Item 11 by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The sections of our 2011 Proxy Statement captioned "Equity Compensation Plan Information" and "Ownership of Common Stock" are incorporated in this Item 12 by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The sections of our 2011 Proxy Statement captioned "Corporate Governance — Director Independence" and "Certain Relationships and Related Party Transactions" are incorporated in this Item 13 by reference.

Item 14. ***Principal Accounting Fees and Services***

The section of our 2011 Proxy Statement captioned "Independent Registered Public Accountants" is incorporated in this Item 14 by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

Financial Statements

The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2010 and 2009
- Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008
- Notes to Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008

Financial Statement Schedules

The financial statement schedule included in this Annual Report on Form 10-K is Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2010, 2009, and 2008 (see Schedule II immediately following the signature page of this Annual Report on Form 10-K).

Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Exhibits

A list of the exhibits required to be filed or furnished as part of this Annual Report on Form 10-K is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LENNOX INTERNATIONAL INC.

By: /s/ TODD M. BLUEDORN

Todd M. Bluedorn
Chief Executive Officer

February 18, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TODD M. BLUEDORN Todd M. Bluedorn	Chief Executive Officer and Director (Principal Executive Officer)	February 18, 2011
/s/ ROBERT W. HAU Robert W. Hau	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 18, 2011
/s/ ROY A. RUMBOUGH Roy A. Rumbough	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 18, 2011
/s/ RICHARD L. THOMPSON Richard L. Thompson	Chairman of the Board of Directors	February 18, 2011
/s/ JAMES J. BYRNE JAMES J. BYRNE	Director	February 18, 2011
/s/ JANET K. COOPER Janet K. Cooper	Director	February 18, 2011
/s/ C.L. (JERRY) HENRY C.L. (Jerry) Henry	Director	February 18, 2011
/s/ JOHN E. MAJOR John E. Major	Director	February 18, 2011
/s/ JOHN W. NORRIS, III John W. Norris, III	Director	February 18, 2011
/s/ PAUL W. SCHMIDT Paul W. Schmidt	Director	February 18, 2011

Signature	Title	Date
/s/ TERRY D. STINSON Terry D. Stinson	Director	February 18, 2011
/s/ JEFFREY D. STOREY, MD Jeffrey D. Storey, MD	Director	February 18, 2011
/s/ GREGORY T. SWIENTON Gregory T. Swienton	Director	February 18, 2011

LENNOX INTERNATIONAL INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2010, 2009 and 2008
(In Millions)

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Write-offs	Recoveries	Other	Balance at end of Year
2008:						
Allowance for doubtful accounts	$16.5	$17.0	$(15.2)	$0.6	$(1.0)	$17.9
2009:						
Allowance for doubtful accounts	$17.9	$12.6	$(17.8)	$1.4	$ 1.5	$15.6
2010:						
Allowance for doubtful accounts	$15.6	$ 6.3	$ (9.9)	$1.2	$(0.4)	$12.8

INDEX TO EXHIBITS

Exhibit Number	Exhibit Name
3.1	Restated Certificate of Incorporation of Lennox International Inc. ("LII") (filed as Exhibit 3.1 to LII's Registration Statement on Form S-1 (Registration No. 333-75725) filed on April 6, 1999 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of LII (filed as Exhibit 3.1 to LII's Current Report on Form 8-K filed on March 15, 2010 and incorporated herein by reference).
4.1	Specimen Stock Certificate for the Common Stock, par value $.01 per share, of LII (filed as Exhibit 4.1 to LII's Amendment to Registration Statement on Form S-1/A (Registration No. 333-75725) filed on June 16, 1999 and incorporated herein by reference).
4.2.	Indenture, dated as of May 3, 2010, between LII and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to LII's Post-Effective Amendment No. 1 to Registration Statement on S-3 (Registration No. 333-155796) filed on May 3, 2010 and incorporated herein by reference).
4.3.	Form of First Supplemental Indenture among LII, the guarantors party thereto and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to LII's Post-Effective Amendment No. 1 to Registration Statement on S-3 (Registration No. 333-155796) filed on May 3, 2010 and incorporated herein by reference).
4.4.	Form of 4.900% Notes due 2017 (filed as Exhibit 4.3 to LII's Current Report on Form 8-K filed on May 6, 2010 and incorporated herein by reference).
10.1	Receivables Purchase Agreement dated as of November 25, 2009, by and among Lennox Industries Inc., LPAC Corp., Victory Receivables Corporation, as a Purchaser, The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as a Liquidity Bank, and The Bank of Toyko-Mitsubishi UFJ, LTD, New York Branch, as Administrative Agent and the BTMU Purchaser Agent (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 2, 2009 and incorporated herein by reference).
10.2	Amendment No. 1 dated November 19, 2010, to the Receivables Purchase Agreement, dated as of November 25, 2009, with Victory Receivables Corporation, as a Purchaser, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as a Liquidity Bank, and The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch as Administrative Agent and the BTMU Purchaser Agent (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on November 19, 2010 and incorporated herein by reference).
10.3	Third Amended and Restated Credit Agreement, dated October 12, 2007, among LII, Bank of America, N.A., as administrative agent, swingline lender and issuing bank, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as co-syndication agents, and the Lenders party thereto (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on October 15, 2007 and as Exhibit 10.1 to LII's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference).
10.4	First Amendment to Third Amended and Restated Revolving Credit Facility Agreement, dated February 22, 2010, by and among LII, Bank of America, N.A., as administrative agent, and the lenders named therein (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on February 22, 2010 and incorporated herein by reference).
10.5	Lease Agreement, dated as of June 22, 2006, by and between BTMU Capital Corporation, as lessor, and Lennox Procurement Company Inc., as lessee (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on June 28, 2006 and incorporated herein by reference).
10.6	Memorandum of Lease, Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of June 22, 2006, by and among Lennox Procurement Company Inc., BTMU Capital Corporation and Jeffrey L. Bell, as Deed of Trust Trustee, for the benefit of BTMU Capital Corporation (filed as Exhibit 10.3 to LII's Current Report on Form 8-K filed on June 28, 2006 and incorporated herein by reference).
10.7	First Omnibus Amendment to Operative Documents, dated as of September 22, 2008, among LII, Lennox Procurement Company Inc., Lennox Industries Inc., Allied Air Enterprises Inc., Service Experts LLC, Lennox Global Ltd., BTMU Capital Corporation and Compass Bank (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on September 25, 2008 and incorporated herein by reference).
10.8	Subsidiary Guaranty, dated as of September 22, 2008, made by LII, Allied Air Enterprises Inc., Service Experts LLC. and Lennox Global Ltd., as guarantors, in favor of BTMU Capital Corporation and the other parties specified therein (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on September 25, 2008 and incorporated herein by reference).

Exhibit Number	Exhibit Name
10.9*	Lennox International Inc. 2010 Incentive Plan, as amended and restated (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on May 19, 2010 and incorporated herein by reference).
10.10*	Form of Long-Term Incentive Award Agreement for U.S. Employees — Vice President and Above (for use under the 2010 Incentive Plan) (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 13, 2010 and incorporated herein by reference).
10.11*	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (for use under the 2010 Incentive Plan) (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 13, 2010 and incorporated herein by reference).
10.12*	Amended and Restated 1998 Incentive Plan of Lennox International Inc. (filed as Exhibit 10.1 to LII's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference).
10.13*	Form of 2009 Long-Term Incentive Award Agreement for U.S. Employees of LII under the 1998 Incentive Plan of LII (filed as Exhibit 10.4 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).
10.14*	Form of 2009 Long-Term Incentive Award Agreement Non-Employee Director under the 1998 Incentive Plan of LII (filed as Exhibit 10.9 to LII's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated by reference).
10.15*	Lennox International Inc. Profit Sharing Restoration Plan, as amended and restated effective January 1, 2009 (filed as Exhibit 10.3 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).
10.16*	Lennox International Inc. Supplemental Retirement Plan, as amended and restated effective January 1, 2009 (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).
10.17*	Form of Indemnification Agreement entered into between LII and certain executive officers and directors of LII (filed as Exhibit 10.15 to LII's Registration Statement on Form S-1 (Registration No. 333-75725) filed on April 6, 1999 and incorporated herein by reference).
10.18*	Form of Employment Agreement entered into between LII and certain executive officers of LII (filed as Exhibit 10.30 to LII's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.19*	Form of Amendment to Employment Agreement entered into between LII and certain executive officers of LII (filed as Exhibit 10.2 to LII's Current Report on Form 8-K filed on December 12, 2007 and incorporated herein by reference).
10.20*	Form of Change of Control Employment Agreement entered into between LII and certain executive officers of LII (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 17, 2008 and incorporated herein by reference).
10.21*	Lennox International Inc. Directors' Retirement Plan (as Amended and Restated as of January 1, 2010) (filed as Exhibit 10.1 to LII's Current Report on Form 8-K filed on December 16, 2009 and incorporated herein by reference).
10.22*	Lennox International Inc. 2007 Long-Term Incentive Award Agreement, Non-Employee Directors, dated as of December 7, 2007 (filed as Exhibit 10.27 to LII's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
21.1	Subsidiaries of LII (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
31.1	Certification of the principal executive officer (filed herewith).
31.2	Certification of the principal financial officer (filed herewith).
32.1	Certification of the principal executive officer and the principal financial officer of LII pursuant to 18 U.S.C. Section 1350 (filed herewith).

Exhibit Number	Exhibit Name
Exhibit No. (101).INS**	XBRL Instance Document
Exhibit No. (101).SCH**	XBRL Taxonomy Extension Schema Document
Exhibit No. (101).CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit No. (101).LAB**	XBRL Taxonomy Extension Label Linkbase Document
Exhibit No. (101).PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit No. (101).DEF**	XBRL Taxonomy Extension Definition Linkbase Document

* Management contract or compensatory plan or arrangement.

** In accordance with Regulation S-T, the XBRL-related information in Exhibit No. (101) to this Annual Report on Form 10-K shall be deemed "furnished" and not "filed."

EXHIBIT 21.1

Lennox International Inc. Subsidiaries

The following are the subsidiaries of Lennox International Inc. and the states or jurisdictions in which they are organized. Subsidiaries are indented below their immediate parent entity. The names of certain subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Name	Ownership	Jurisdiction of Inc.
Lennox Industries Inc.	100%	Iowa
SEE ANNEX A		
Service Experts LLC	100%	Delaware
SEE ANNEX B		
GM Development Center LLC	100%	Delaware
Lennox Inc.	100%	Canada
Heatcraft Inc	100%	Mississippi
Bohn de Mexico S.A. de C.V.	50%	Mexico
Frigus-Bohn S.A. de C.V.	50%	Mexico
Kysor/Warren de Mexico, S. de R.L. de C.V.	0.05%	Mexico
Kysor/Warren Services, S. de R.L. de C.V.	1%	Mexico
Lennox Participacoes Ltda.	1%	Brazil
Heatcraft do Brasil Ltda.	0.01%	Brazil
Frigo-Bohn do Brasil Ltda.	99%	Brazil
Heatcraft do Brasil Ltda.	66.74%	Brazil
Advanced Distributor Products LLC	100%	Delaware
Heatcraft Refrigeration Products LLC	100%	Delaware
Kysor/Warren de Mexico, S. de R.L. de C.V.	99.95%	Mexico
Kysor/Warren Services, S. de R.L. de C.V.	99%	Mexico
LPAC Corp.	5%	Delaware
Heatcraft do Brasil Ltda.	33.25%	Brazil
Heatcraft Technologies Inc.	100%	Delaware
Alliance Compressor LLC	24.5%	Delaware
LPAC Corp.	80%	Delaware
Allied Air Enterprises Inc.	100%	Delaware
LPAC Corp.	5%	Delaware
Lennox Global Ltd.	100%	Delaware
SEE ANNEX D		
Lennox Procurement Company Inc.	100%	Delaware
Lake Park Insurance, Ltd.	100%	Bermuda

ANNEX A
TO
EXHIBIT 21.1

Lennox Industries Inc. Subsidiaries

Name	Ownership	Jurisdiction of Inc.
Lennox Industries (Canada) Ltd.	100%	Canada
LII United Products, S. de R.L. de C.V.	99.97%	Mexico
LII United Comfort Systems, S. de R.L. de C.V.	99%	Mexico
Lennox Canada Inc.	100%	Canada
SEE ANNEX C		
Lennox Hearth Products LLC	100%	Delaware
Cheminées Sécurité International Ltée	100%	Canada
LPAC Corp.	10%	Delaware
LII United Products, S. de R.L. de C.V.	0.03%	Mexico
LII Comercial S. de R.L. de C.V.	0.03%	Mexico
LII United Comfort Systems, S. de R.L. de C.V.	1%	Mexico
Lennox National Account Services Inc. — California	100%	California
Lennox National Account Services LLC	100%	Florida
Tradewinds Mechanical Services, LLC	100%	New Hampshire

ANNEX B
TO
EXHIBIT 21.1

Service Experts LLC Subsidiaries

The following are all organized in the state indicated and owned 100% by Service Experts LLC, unless otherwise noted:

A. Frank Woods and Sons LLC — Virginia
AC/DAC, LLC — Tennessee
Air Experts LLC — Georgia
Artic Aire of Chico, Inc. — California
Atmostemp LLC — New Jersey
Austin Brothers LLC — Tennessee
Barlow Heating and Air Conditioning LLC — Delaware
Becht Heating & Cooling LLC — Delaware
Berkshire Air Conditioning LLC — Tennessee
Broad Ripple Heating & Air Conditioning LLC — Delaware
Calverley Air Conditioning & Heating LLC — Delaware
Chief/Bauer Heating & Air Conditioning LLC — Delaware
Climate Control LLC — Alabama
Climate Masters Service LLC — Colorado
Coastal Air Conditioning Service LLC — Georgia
Comfort Masters Heating & Cooling LLC — Delaware
Comfortech LLC — Tennessee
Cook Heating & Air Conditioning LLC — Michigan
Cool Breeze LLC — Ohio
D.A. Bennett LLC — New York
DiMarco Mechanical LLC — Ohio
Doler Plumbing & Heating LLC — Delaware

ANNEX B
TO
EXHIBIT 21.1

Service Experts LLC Subsidiaries (cont'd.)

Epperson LLC — South Carolina
Eveready LLC — Virginia
Falso Service Experts LLC — New York
Fras-Air Contracting LLC*— New Jersey
Freschi Air Systems, Inc. — Tennessee
General Conditioning LLC* — New Jersey
Golden Seal Heating & Air Conditioning LLC — Delaware
Gordon's Specialty Company LLC — Oklahoma
H.S. Stevenson & Sons LLC — Ohio
Jack Nelson Co. LLC — Oklahoma
Klawinski LLC — Delaware
Knochelmann Plumbing, Heating & Air LLC — Kentucky
Kruger's Heating & Air Conditioning LLC — Delaware
Lake Arbor Heating LLC — Colorado
Mathews Heating & Air Conditioning LLC — Tennessee
Midland Heating and Air Conditioning LLC — South Carolina
Miller Refrigeration, A/C, & Htg. Co. — North Carolina
Neal Harris Heating, Air Conditioning & Plumbing LLC — Missouri
Norrell Heating and Air Conditioning LLC — Alabama
Pardee Refrigeration LLC — South Carolina
Parker-Pearce Service Experts LLC — Maryland
Peachtree Service Experts LLC — Georgia
Peitz Heating and Cooling LLC — South Dakota
R&M Climate Control LLC — Tennessee
Roland J. Down LLC — New York
Rolf Griffin Heating & Air Conditioning LLC — Delaware

ANNEX B
TO
EXHIBIT 21.1

Service Experts LLC Subsidiaries (cont'd.)

San Antonio Air Conditioning LLC — Delaware
Sanders Indoor Comfort LLC — South Carolina
Service Experts DFW LLC — Tennessee
Service Experts of Indiana LLC — Tennessee
Service Experts of Memphis LLC — Tennessee
Service Experts of Northeast Louisiana LLC — Louisiana
Service Experts of Northwest Louisiana LLC — Louisiana
Service Experts of Orange — California
Service Experts of Salt Lake City LLC — Tennessee
Service Experts of the Bay Area, Inc. — California
Service Experts of the Triangle LLC — North Carolina
Service Experts of Utah LLC — Delaware
Service Experts, LLC — Florida
Steel City Heating & Air LLC — Alabama
Strand Brothers LLC — Tennessee
Strogen's HVAC LLC — New Hampshire
Sunbeam Service Experts LLC — New York
Sunset Service Experts LLC — New York
Sylvester's LLC — Tennessee
Teays Valley Heating and Cooling LLC — West Virginia
The McElroy Service Co. LLC — Nebraska
TML LLC — Idaho
Wesley G. Wood LLC — Pennsylvania

---

* 10% membership interest owned by Class B member/employee as bona fide company representative for state licensing purposes.

ANNEX C
TO
EXHIBIT 21.1

Lennox Canada Inc. Subsidiaries

The following are all organized in Canada and owned 100% by Lennox Canada Inc.:
Bryant Heating & Cooling Co. Ltd.
Dearie Contracting Ottawa Inc.

ANNEX D
TO
EXHIBIT 21.1

Lennox Global Ltd. Subsidiaries

Name	Ownership	Jurisdiction of Inc.
Heatcraft Refrigeration Asia Pte Ltd.	100%	Rep. of Singapore
Heatcraft Refrigeration (Wuxi) Co. Ltd.	100%	China
LGL Europe Holding Co.	100%	Delaware
SEE ANNEX E		
Lennox Participacoes Ltda.	99%	Brazil
Frigo-Bohn do Brasil Ltda.	1%	Brazil
LGL Belgium BVBA	0.2%	Belgium
LGL Australia (US) Inc.	100%	Delaware
SEE ANNEX F		
LII Comercial S. de R.L. de C.V.	99.97%	Mexico
Lennox India Technology Centre Private Ltd.	0.1%	India

ANNEX E
TO
EXHIBIT 21.1

LGL Europe Holding Co. Subsidiaries

Name	Ownership	Jurisdiction of Inc.
LGL Holland B.V.	100%	Netherlands
Lennox India Technology Centre Private Ltd.	99.9%	India
Etablissements Brancher S.A.S.	100%	France
LGL France S.A.S.	100%	France
Hyfra Ind. GmbH	0.1%	Germany
Lennox France S.A.S.	100%	France
Lennox Refac, S.A.	0.1%	Spain
LGL Refrigeration Italia s.r.l.	1%	Italy
LGL Germany GmbH	100%	Germany
Hyfra Ind. GmbH	99.9%	Germany
Lennox Deutschland GmbH	100%	Germany
Lennox Global Spain S.L.	100%	Spain
LGL Refrigeration Spain S.A.	100%	Spain
Lennox Refac, S.A.	99.9%	Spain
Redi sur Andalucia	70%	Spain
Lennox Portugal Lda	100%	Portugal
Lennox Polska sp. z.o.o.	99.5%	Poland
Lennox Benelux B.V.	100%	Netherlands
Lennox Benelux N.V.	100%	Belgium
Lennox Polska sp. z.o.o.	0.5%	Poland
Lennox Zao	1%	Russia
HCF-Lennox Limited	100%	United Kingdom
Lennox Industries	99%	United Kingdom
EKOKLIMA a.s.	15%	Czech Republic
Lennox Zao	99%	Russia

ANNEX F
TO
EXHIBIT 21.1

LGL Australia (US) Inc. Subsidiaries

Name	Ownership	Jurisdiction of Inc.
LGL Co Pty Ltd	100%	Australia
IGLL Pty Ltd	100%	Australia
LGL Australia Finance Pty Ltd	10%	Australia
LGL Australia Finance Pty Ltd	90%	Australia
LGL Australia Holdings Pty Ltd	100%	Australia
Heatcraft Australia Pty Ltd	100%	Australia
Heatcraft Geelong Pty Ltd	75%	Australia
Heatcraft Tasmania Pty Ltd	75%	Australia
Kulthorn Kirby Public Company Limited	7.7%	Thailand
Heatcraft New Zealand Limited	100%	New Zealand
Les Burk Wholesalers Unit Trust	100%	Australia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors Lennox International Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-127540, 333-91130, 333-91128, 333-71416, 333-60122, 333-52046, 333-86989, 333-83961 and 333-83959 on Form S-8, and Registration Statement No. 333-155796 on Form S-3 of Lennox International Inc. and subsidiaries of our report dated February 18, 2011, with respect to the consolidated balance sheets of Lennox International Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Lennox International Inc.

/s/ KPMG LLP

Dallas, Texas
February 18, 2011

Exhibit 31.1

CERTIFICATION

I, Todd M. Bluedorn, certify that:

1. I have reviewed this annual report on Form 10-K of Lennox International Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

/s/ Todd M. Bluedorn

Todd M. Bluedorn
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Robert W. Hau, certify that:

1. I have reviewed this annual report on Form 10-K of Lennox International Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

/s/ Robert W. Hau

Robert W. Hau
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lennox International Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, Todd M. Bluedorn, Chief Executive Officer of the Company, and Robert W. Hau, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to his or her knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Todd M. Bluedorn

Todd M. Bluedorn
Chief Executive Officer

February 18, 2011

/s/ Robert W. Hau

Robert W. Hau
Chief Financial Officer

February 18, 2011

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Report.

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Corporate Information


LENNOX
INTERNATIONAL

Corporate Headquarters
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX 75080
972-497-5000

For more information on Lennox International and our subsidiaries, visit us at

www.lennoxinternational.com.

Annual Meeting
Our annual stockholders meeting will be held on May 12, 2011 at 1:00 p.m. Central Standard Time. Any stockholder with proper identification may attend. The meeting will be held at:

Lennox International Inc.
Corporate Headquarters
2140 Lake Park Boulevard
Richardson, TX 75080

Investor Inquiries
Investors and financial analysts interested in obtaining information about Lennox International should contact:

Steve Harrison
Vice President, Investor Relations
Phone: 972-497-6670
e-mail: investor@lennoxintl.com

Stock Exchange
Lennox International's trading symbol is LII. The common stock of LII has traded on the New York Stock Exchange since July 29, 1999.

SEC Filings
A copy of Lennox International's Annual Report on Form 10-K for fiscal 2010 and other reports filed with the Securities and Exchange Commission are available through our corporate website at www.lennoxinternational.com or will be furnished, without charge, on written request to:

Lennox International Investor Relations
P.O. Box 799900
Dallas, TX 75379-9900

Transfer Agent and Registrar
Mellon Investor Services is Lennox International's Transfer Agent. All inquiries should be directed to:

Lennox International Inc.
c/o BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310

LII stockholders can access their account for automated information 24 hours a day, 7 days a week by dialing 1-800-797-5603, or via the Internet at www.bnymellon.com/shareowner.

Independent Registered Public Accountants
KPMG LLP
Dallas, TX

Dividend Information
In recent years, Lennox International has declared dividends four times a year. The amount and timing of dividend payments are determined by our board of directors.

Forward-Looking Statements
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on information currently available to management as well as management's assumptions and beliefs. All statements, other than statements of historical fact, included in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements identified by the words "may," "will," "should," "plan," "predict," "anticipate," "believe," "intend," "estimate" and "expect" and similar expressions. Such statements reflect LII's current views with respect to future events, based on what LII believe are reasonable assumptions; however, such statements are subject to certain risks and uncertainties. For information concerning these risks and uncertainties, see LII's publicly available filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those in the forward-looking statements. LII disclaims any intention or obligation to update or review any forward-looking statements or information, whether as a result of new information, future events or otherwise.



2140 Lake Park Blvd.
Richardson, TX 75080

www.lennoxinternational.com